Exhibit 99.1
                                                                    ------------

Telewest report 2001

Hello.Welcome to the big book of Telewest facts and figures*.





*This book is 514kb and downloads in only one second on
Telewest's broadband internet, compared with 11 seconds
on traditional dial-up internet.                                [Telewest logo]

[inside front cover]
Telewest is a broadband communications and media group.

We are creating a broadband world that makes our customers' lives and businesses better.

Only our broadband expertise, to create and deliver content at the speed of light, allows our customers to do more.

Our vision is to become the broadband communications provider of choice.


-------------------------------------------------------------------------------
                               Telewest
-------------------------------------------------------------------------------
                                  o
                                  o
                                  o
                               Network
                                  o
                                  o
                                  o
-------------------------------------------------------------------------------
Consumero o o o o o o o o o o Business o o o o o o o o o o o o o o o Content
-------------------------------------------------------------------------------

Another year of growth for Telewest

3 bar charts showing growth in:
Total turnover (including share of UKTV)
1998 (pound)539m
1999 (pound)793m
2000 (pound)1,129m
2001 (pound)1,323m

EBITDA
1998 (pound)146m
1999 (pound)222m
2000 (pound)247m
2001 (pound)306m

Monthly household revenue
1998 (pound)33.58
1999 (pound)34.92
2000 (pound)37.45
2001 (pound)40.03

Contents
02 Chairman's Statement
06 Chief Executive's Review
10 Financial Review
18 Operating Statistics
20 Board of Directors
22 Social Responsibility
25 Report of the Directors
27 Corporate Governance
32 Directors' Remuneration Report
38 Statement of Directors' Responsibilities
39 Independent Auditor's Report
40 Financial Statements (UKGAAP)
45 Notes to the Accounts
72 Auditor's Report
73 Consolidated Financial Statements (US GAAP)
78 Notes to the Consolidated Financial Statements
105 Supplementary Financial Information
106 Shareholder Information
108 Advisors

Chairman's Statement

2001 was a year in which Telewest progressed considerably as a business despite an uncertain economic climate and great turbulence in the telecoms, media and technology sector. Unfortunately, this operational improvement has not been reflected in the financial market's perception of the company. Anxiety about debt levels and increasingly tight capital markets have limited the room to manoeuvre for highly leveraged companies like ours. But all our key operational indicators showed consistently improving trends. Sales and revenue per customer accelerated, while churn - the number of customers lost - declined dramatically.

This performance was achieved by rigorous attention to detail at the operational level. There was a continuous programme of improvement to the network, which has enabled us to offer the full range of digital products to virtually all our homes passed. The reliability of the network has also been improved, which - together with better customer service - has helped reduce churn and attract new customers.

We have also made tremendous progress in the broadband arena, having installed 107,000 subscribers to blueyonder broadband internet by 28 February 2002.

It is also increasingly clear that cable's unique advantage - the triple play - is a winner. Our suite of digital products - telephone, multichannel television and internet, provided from a single network - is an appealing offering to consumers that cannot be matched by satellite or a traditional telecommunications company.

It is not only the network side of the business that has performed well in difficult conditions. Flextech, our content business, has done a remarkable job in increasing advertising sales during a period widely acknowledged to be the worst recession in advertising for many years.

All of these achievements attest to the quality and dedication of Telewest's excellent employees, who tirelessly continued to try harder despite the speculation surrounding the company's funding and the doom and gloom that has surrounded the sector in which they work.

Thus, the board and management rightly take pride in the fact that Telewest's underlying operational strength improved greatly throughout 2001, reflected in rising revenues and EBITDA, relatively flat costs and falling capital expenditure. That progress has continued into 2002, with strong trading in the first two months of the year. We continue to have access to our bank facility and are focused on maximising our operational performance; executing well despite the difficult capital markets.

This turbulence and market uncertainty has also led to a general decline in asset values. As a result, the group has taken a non-cash impairment charge in respect of the Flextech assets acquired for Telewest shares in 2000 of (pound)1.1 billion. Together with a higher interest charge in 2001, following the planned increase in the level of group debt, we report an increase in the overall net loss for the year. No impairment charge was required in the carrying value of our cable assets.

Clearly it is distressing that the share price of our company has fallen so much in a market uncertain about telecoms operators in general and cable companies in particular. It is also undeniable that a business model that relies on large amounts of debt financing is considered unacceptable in this financial climate. Your directors share your inevitable feelings of frustration and distress over the share price.

Cob Stenham
Chairman
28 February 2002

Open, optimistic, passionate, innovative visual

Telewest is a leader in broadband technology and the largest provider of basic channels to the UK pay-TV market.

Network
--------------------------------------------------------------------------------
A highly advanced broadband communication network with the capability to provide high-speed data and IP services. Combining a high-bandwidth two-way fibre-coaxial local network with an ultra-high capacity fibre-optic national network. This network built over the past decade passes 4.9 million homes.
--------------------------------------------------------------------------------

Products and services
--------------------------------------------------------------------------------
Consumer
Offering residential customers a triple play of internet, telephone and television services. blueyonder internet o high-speed internet, always-on, fixed cost cable modem connection.
o        blueyonder SurfUnlimited fixed fee dial-up internet.
o        blueyonder pay-as-you-go dial-up internet.
Telephone
o Talk Unlimited: fixed price telephone service allowing unlimited local and national calls.
o        321FREE our standard telephone service with a simple pricing structure.
Broadband digital TV
o four packages which combine a range of broadband digital channels with access to premium channels and pay-as-you-go channels.
--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------
Offering businesses a range of voice solutions, data solutions and broadband internet access.
o blueyonder workwise: high-speed internet service for SMEs with a dedicated business portal offering e-mail, website creation, web hosting, e-commerce and hosted Microsoft Exchange services like Microsoft Outlook.
o Centrex: advanced telephone services hosted and managed by Telewest's digital Central Exchange.
o        Endeavour: dedicated travel industry extranet.
o        Carrier services: providing wholesale capacity and managed bandwidth solutions.
--------------------------------------------------------------------------------
Content
Creator and supplier of entertainment, information and interactive content and services to the UK multichannel television and on-line markets.
o        wholly owned channels: Trouble, Bravo, LivingTV and ChallengeTV.
o 50% partner in UKTV, a joint venture with BBC Worldwide. UKTV has nine channels: UK Gold, UK Gold 2, UK Style, UK Style +1, UK Horizons, UK Horizons +1, UK Drama, UK Food and PLAYUK.
o ids (interactive digital sales)is the ad-sales house selling across television, web and interactive media.
--------------------------------------------------------------------------------

[Network map graphic]

Chief Executive's Review

2001 was about operational performance - every single person in Telewest strove to improve service and revenues and their efforts are in the results for the full year we announced on 1 March. In so many ways, Telewest is operating better than it ever has. All the key indicators by which a business like this should be judged are positive: Revenue and EBITDA are rising; subscriber numbers are growing; churn is falling; operating costs are relatively flat and capital expenditure is declining.

Of course this is not reflected in the share price, which has suffered from the anxiety in the markets surrounding highly leveraged telecoms operators. Furthermore, the general decline of asset values within the telecoms and media sectors has meant that in 2001 we have taken a non-cash impairment charge of (pound)1.1 billion for the Flextech assets acquired in 2000 resulting in a higher net loss for the year.

We have remained focused on improving the operating performance of the business, but we have also had to recognise how the climate change in the capital markets affects us. Finance is clearly at a premium and therefore we are focused on spending our capital wisely. There are many worthy projects which would ultimately enhance the business, such as introducing new information technology, which while desirable are not essential in the short term. In this climate, we will allow capital spending only on projects that are vital to the immediate healthy of the business.

The fruit of our focus on operations can be seen across Telewest, but I would like to single out the excellent growth in high-speed internet connections. As of 28 February, we had 107,000 installed subscribers to our blueyonder broadband service. Growth in 2001 was ten-fold, proving there is a need for speed. We shall compete not only on price, but will use our better network to go for speed, launching a 1 Mb broadband service later this year. That is twice as fast as any DSL service offered over BT's network and twenty times the speed of dial-up internet.

Seventy per cent of our broadband customers take three services, clearly demonstrating that our bundle of television, telephone and internet wins. This time last year, we were selling 380 broadband connections a day on average. Today we are averaging 900 sales a day.

This is Telewest's advantage; our multichannel TV competitors don't provide phone and fast internet, and our telephone competitors don't provide television. As the consumer is bombarded with ever more, they want it ever more simplified and available from one supplier.

Currently, we are continuing to execute well and we have seen strong subscriber growth in the first months of this year.

In the two years I have been chief executive, what I have learnt is that the most important thing is to make this technically complicated multi-product, signal distribution business simple, so that staff and customers alike understand what we do. Every time you change the management structure or pricing or product, you have to enthuse and take 10,500 people with you. We are a better operating company not because we are cleverer or smarter but because we have worked hard at being stable and consistent.

And we have forged a great team of 10,500 people who have accomplished a great deal. I am proud to be associated with them.

Turning now to the individual divisions.

CONSUMER DIVISION
2001 was a year in which Telewest Broadband continued to lead the development of true broadband Britain. From January our 512 kbps broadband services were available to over 4.3 million homes throughout our franchise areas. In May we launched our new telephony product Talk Unlimited, specifically tailored to attract high value customers. In September we launched our blueyonder website offering a range of high-speed orientated music, entertainment and games features.

Consumer Division revenues grew by 16% to (pound)857 million in 2001. This was attributable to a 7% increase in average monthly revenue per household to (pound)40.03 and 6% growth in household penetration to 37.5%.

Television
During the year we continued to build upon the success of our broadband TV services, comprising of 150 TV and radio channels, pay-per-view movies, interactive services and TV e-mail. A product campaign promoting a best value bundled TV and telephone offer boosted sales in the last quarter, increasing our TV penetration to 28.5% from 26.1%.

We also enhanced our interactive TV services which allow customers to shop, bank and use other similar services via their TV screens. We added pay-per-play games to our offer and began trialling Living Health and iSeeTV.

Internet
Consumer demand for our internet services has remained buoyant throughout the year. A two-month joint broadband marketing initiative with NTL in August and September contributed to a ten-fold increase in our installed blueyonder broadband base from 7,000 to 85,000 by the end of the year. This service is successfully attracting new customers to Telewest Broadband. Additionally 70% of blueyonder broadband customers are also taking television and telephone and are spending on average (pound)65 per month.

Our dial-up internet base taking SurfUnlimited (our unmetered internet service) and blueyonder pay-as-you-go has also continued to grow, increasing our customer base by 8% to 303,329 customers.

Telephony
Residential telephony remains a core revenue provider for our business with over
1.6 million customers at the year end, having added 77,669 customers during the year. In May, we launched Talk Unlimited a fixed fee telephone service - the UK's only telephone service offering unlimited local and national calls 24 hours a day. This now accounts for around 10% of all our telephony subscribers.

Customer Service
Improving customer care remains at the heart of our plans. We are integrating systems from the different franchises we have acquired into systems with common performance indicators. Our focus this year is on establishing centres of excellence for customer care.

We have reduced the number of call centres from 14 to 8 and have made them better working environments. We now give our call centre staff a minimum of 10 days training per year, and have provided web-based intranet technology that gives quicker, better customer details to our customer service representatives and makes them more productive.

During 2001 we introduced round-the-clock, 24-7 fault reporting. No other cable company offers that service.

Marketing
As part of our drive to build strong customer loyalty, the company rebranded in November 2001, by bringing all

Chief Executive's Review
continued

2 bar charts:
Business customer accounts          Business customer lines (000s)
98       43,980                             98       215
99       58,347                             99       306
00       66,507                             00       366
01       72,934                             01       455

our regional companies under one new, simple identity, Telewest Broadband. The company has also undertaken an intensive internal programme, with every employee undergoing a one-day training programme, designed to communicate one vision and a shared set of core values.

BUSINESS DIVISION
Telewest Business provides voice, data, internet, e-commerce and carriers services which we market through focused sales teams to the following sectors: government, education and healthy (GEH); travel; small and medium size enterprises (SME's); corporate; and carrier services.

During the year, we launched the first hosted Microsoft Exchange service by any network operator in Europe, consistent with our strategy of delivering relevant remote applications to the SME market. This service, available through the blueyonder workwise business portal, has already attracted 3,500 licences. New customers generated by this produce include the Everton and Sheffield United football clubs, The Touchstone Group, VIS Interactive and the Federation of Small Businesses.

Other activities in the applications arena included the acquisition of Rapid Travel Solutions, the travel sector software specialist. Combined with our established business Endeavour, this acquisition makes Telewest Business the leader in communication solutions for the travel sector.

Telewest Business has also continued expansion in the corporate and GEH sectors. Notable wins during the year include the provision of services to West Midlands Police with a (pound)4.5 million contract and signings with Wolverhampton, Liverpool and Medway Councils. In addition, we are providing Bristol City Council with high bandwidth broadband internet solutions for the city's schools. We also won a large contract with Genesys Conferencing to provide circuits and lines for their growing conference call business.

The number of business customer accounts has grown by 10% during the year to 73,000, the number of business lines has increased by 22% to 445,000 and the average annualised revenue per customer account has also risen to (pound)3,137.

The Business Division revenues for the year totalled (pound)274 million. Excluding Carrier Services, the division's revenues have increased by 16% year-on-year to (pound)213 million. Consistent with other network operators and our expectations, revenues from Carrier Services declined from (pound)88 million to (pound)61 million in 2001. This revenue is derived from a small number of contracts and can fluctuate from year-to-year.

In summary, Telewest Business is now an established sector player, evidenced by its customer satisfaction rating of joint first in the Communication Management Association's Market Report 2001 and its leadership in the deployment of broadband for the business community.

CONTENT DIVISION
The Content Division's turnover, including its share of UKTV, and before elimination of inter-divisional trading increased by 13% on a pro forma basis to (pound)206 million. The increases were driven by UK multichannel subscriber growth of 10% to (pound)10.5 million homes at the year end and improved advertising sales. Our advertising revenue (including 50% of UKTV) is up 6% from the previous year. This is a significant achievement given a 10% decline in the overall TV advertising market year-on-year.

Throughout the year, we have increased our commitment to invest in original British productions across all the wholly owned channels. Already this strategy is delivering increased audience ratings and revenue. Additionally, it is providing opportunities to exploit these assets in other territories and media.

Bravo's new original production Travel Sick has been nominated for several industry awards, including the Broadcast Awards, and most recently the Golden Rose at Montreux.

Trouble, the youth channel within our portfolio, achieved its highest ever ratings with its original production Cruel Summer.

ChallengeTV, our game show service, has launched a number of original productions including Defectors and TV Scrabble which have both boosted the channel's performance during the year. The channel will relaunch in 2002 to become a fully interactive games network and both of these formats will be adapted to provide interactivity and pay-to-play programming.

The UKTV business continued to grow successfully, with our share of revenues increasing 21% to (pound)63 million in 2001 on a pro forma basis. On 5 November 2001, UKTV launched a new channel, UK Food, a channel dedicated to celebrating the finest food and the nation's favourite chefs. Initial audiences have been very encouraging.

Broadband
In June, we launched Living Health, a joint initiative between the NHS and Telewest to pilot the UK's first and largest government-backed broadband healthy care service. NHS Direct inVision, launched in September as the second stage of Living Health allows patients to conduct face-to-face consultations with NHS Direct nurses via their TV.

The service was one of our government-backed pilots looking into the viability of digital TV services to provide health care. Subject to the outcome of an independent evaluation of the service, it could be rolled our nationally across all digital platforms and all digital media.

During the year, we announced an agreement to combine Telewest's broadband network with Sony's PlayStation(R)2. This will enable consumers to sample a broad range of services, from games and playable level downloads, to applications such as lifestyle and gaming editorial content. We commenced trials of Europe's first PlayStation(R)2 broadband network in January 2002.

2001 saw the launch of our blueyonder website, specifically designed for the broadband PC platform. The site features rich audiovisual content covering the best in entertainment, music and gaming created in-house by David Docherty's broadband content team and through partnering with some of the best broadband content creators in the UK. The blueyonder site has received much industry praise and was voted "Site of the Month" by Internet magazine in January 2002.

Adam Singer
Group Chief Executive
28 February 2002

Financial Review

[graphic across top of pages 10 and 11: total turnover(pound)1.323bn]

Telewest Communications plc prepares financial statements under UK and US generally accepted accounting principles, (GAAP), both of which are included in this report. Financial statements prepared under UK GAAP can be found on pages 40 to 71, financial statements prepared under US GAAP can be found on pages 73 to 104.

In the discussion of the financial results that follows, unless specifically noted, all references to figures are identical under UK and US GAAP.

INTRODUCTION
While the share price performance was disappointing, reflecting turmoil in the Telecommunications, Media and Technology ("TMT") sector, Telewest had a strong year with record turnover and EBITDA (earnings before interest, tax, depreciation and amortisation). Our operating performance reflected our continuing success in the marketplace where our bundled broadband product set offers unrivalled quality and value. Consequently, our subscriber growth was strong across our cable television ("CATV"), telephony and blueyonder broadband internet services and we achieved record low levels of customer churn. Despite the weakening economy and the competitive pressures we face, revenues across all consumer products have grown and margins have improved. The introduction of Talk Unlimited, our innovative flat-rate telephony service providing unlimited local and national calls, has lifted telephony margin, whilst price increases and a change in package mix helped contribute to a 4% growth in CATV margin. Growth was achieved in our Business Division, where, excluding Carrier Services, revenues increased by 16% on 2000; including Carrier Services, revenues were up slightly by 1%. The softening economy has impacted the UK advertising sector and other broadcasters have typically seen their revenues fall, however, Flextech (including our proportionate share of our joint venture with the BBC, UKTV) increased both its advertising revenues and its number of subscribers.

Following the requirements of UK and US Accounting Standards, the Group has performed impairment tests on its tangible and intangible fixed assets and investments. The impairment tests have resulted in an exceptional non-cash charge totalling (pound)1,130 million, (US GAAP (pound)968 million) against the Content Division's goodwill and its investments in UKTV and SMG plc ("SMG"). No impairment was required in the carrying value of the cable assets.

REGULATORY
Broadcast
In December 2001, following a year long investigation, the Office of Fair Trading ("OFT") announced that it proposed to make a decision that BSkyB has acted contrary to the provisions of the Competition Act 1998, with specific regard to their wholesale supply of premium channels to the cable companies and ITV Digital. The OFT's key findings centre on the extent to which rate card discounts act against competition, at both the platform and channel producer levels.

The OFT has stated that it has presented its case to BSkyB for comment. It is expected that the OFT will make a final decision before Summer 2002. If the OFT maintains its position regarding the proposed decision and the findings above, the OFT may force BSkyB to change the level and structure of its wholesale prices for premium channels. We would expect this to have a positive effect on our business.

Telecommunications
In the interconnect area, in September 2001, Oftel announced that it intended to impose an annual price cap of RPI less 12% on mobile call termination charges, this applies from March 2002 for a period of four years. Telewest originates a significant volume of calls to mobiles and it is anticipated that this decision will, if made final, have a considerable downward effect on the costs we incur in delivering these calls to mobile operators. In December

2001, the mobile operators indicated that they would not accept this Oftel proposal. Consequently, in January 2002, Oftel referred this issue to the Competition Commission for resolution.

In December 2001, the European Commission concluded the new package of Telecommunications Directives covering regulatory areas such as licensing and access. While these Directives have yet to be implemented into UK law, we view them as well balanced and do not anticipate that they will have an adverse effect on Telewest.

REVENUE
The Group's total turnover increased by (pound)194 million or 17% to (pound)1,323 million in 2001 from (pound)1,129 million in 2000. This was due to the continuing strong revenue increases in our Consumer Division and in Business Services along with the full-year impact in 2001 of the acquisitions of Flextech and Eurobell. These acquisitions accounted for (pound)74 million and (pound)58 million, respectively, of the total increase in revenue.

Excluding our share of joint ventures' turnover, group turnover under UK GAAP totalled (pound)1,260 million. Total revenue under US GAAP increased by (pound)185 million or 17% to (pound)1,254 million in 2001 from (pound)1,069 million in 2000. Total revenue under US GAAP differs from group turnover under UK GAAP primarily due to the different revenue recognition treatments within the Business Division for Carrier Services contracts.

CONSUMER DIVISION
The Consumer Division revenues increased by (pound)117 million or 16% to (pound)857 million in 2001 from (pound)740 million in 2000. This increase was mainly attributable to an 8% increase in the average number of customer homes connected due to the Eurobell acquisition, penetration increases and an increase in average revenue per household of 7% to (pound)40.03 per month. Total customer homes connected increased to 1,765,619 as at 31 December 2001, up 4% from 1,691,341 homes at 31 December 2000, equivalent to household penetration of 37.5% as at 31 December 2001. The increase in homes connected is a result of the successful take-up of blueyonder broadband - our high-speed internet product; customers attracted by our unique telephony service Talk Unlimited providing unlimited, local and national calls for a flat fee of (pound)25 per month and the continued attraction of our bundle of competitively priced digital TV, telephony and internet packages. The percentage of subscribers taking two or more services grew to 69% at 31 December 2001 from 65% a year earlier.

Cable television
CATV revenues increased by (pound)50 million or 18% to (pound)329 million in 2001, from (pound)279 million in 2000, following retail price increases from 1 July coupled with growth in subscribers, continued analogue to digital migration and a full year's inclusion of Eurobell. Retail prices increased by an average of (pound)2 on all packages except our Starter package, which increased by 60 pence. Average CATV revenue per customer increased by 6% during the year to (pound)20.75 per month from (pound)19.50 per month in 2000. Price rises were partially offset by a reduction in the number of Sky premium channels sold and a change in mix of television packages selected.

As at 31 December 2001, total CATV subscribers had increased by 7% to 1,341,784 from 1,249,610 at 31 December 2000. CATV penetration increased to 28.5% by the end of 2001 from 26.1% in 2000. This increase in penetration resulted from continued subscriber take-up of digital TV packages and a reduction in CATV subscriber churn. At the year end we had an installed subscriber base of 724,000 digital customers. Excluding the Eurobell areas, where we currently only offer analogue services, our digital TV services are now taken by 57% of our CATV subscribers. We will begin rolling

Financial Review
continued

Revenue segmentation [pie chart]            EBITDA [bar chart]
1 Consumer division(pound)875m              98 (pound)146m
2 Business Division(pound)274m              99 (pound)222m
3 Content Division(pound)192m               00 (pound)247m
(inc. share of joint ventures)              01 (pound)306m

out digital services to the Eurobell franchises in the third quarter of 2002. CATV subscriber churn improved by 7.3 percentage points during the year to 18.7%. This reduction in churn is principally attributed to reduction in our digital TV fault rate which has fallen from an average of 32% in 2000 to below 9% by the end of 2001, as well as improved customer service and satisfaction and better perceived customer value.

Residential telephony
Residential telephony revenues increased by (pound)43 million or 10% to (pound)488 million in 2001 from (pound)445 million in 2000.

Telephony revenues were impacted by the inclusion of Eurobell, (pound)31 million, increased call volumes, selected price increases and an increase in incoming call revenue, offset by shifts in mix of calls and free local calls. Average monthly revenue per line decreased marginally to (pound)22.79 in 2001 from (pound)22.93 in 2000. Usage increased nearly 34% year-on-year with the average revenue per minute decreasing by approximately 26%. Whilst a growing number of calls were made to mobile operators, boosting telephony revenue per minute, this was more than offset by the effects in price competition and a change in mix, in particular by the increase in calls to new Freephone ISPs at lower retail rates (or at no charge in the case of SurfUnlimited customers) and free cable-to-cable local calls.

Residential telephony subscribers grew by 5% to 1,615,809 at 31 December 2001 from 1,538,140 at 31 December 2000. Residential telephony subscribers' penetration increased to 34.3% as at 31 December 2001 from 32.2% at 31 December 2000. Total residential telephony lines increased by 3% to 1,762,312 from 1,706,159. The smaller increase in line growth reflects a fall in second line penetration from 10.9% in 2000 to 9.1% in 2001, in part due to price increases for second lines during 2001 and customers migrating from our dial-up internet product to blueyonder broadband internet. As with CATV, telephony subscriber churn improved during the year and fell by 3.3 percentage points to 16.5% compared to 19.8% in 2000.

Internet and other revenues
Internet and other revenues included within our Consumer Division have increased by 150% to (pound)40 million in 2001 from (pound)16 million in 2000. This increase related entirely to internet income to which our blueyonder broadband product contributed significantly. Blueyonder broadband subscribers grew ten-fold from 7,000 to 85,000 subscribers by the end of 2001 and reached 107,000 subscribers at 28 February 2002. This demonstrates the acceptance of our high-speed internet service. Blueyonder broadband is also successfully attracting new customers with 23% of our high-speed internet subscribers being new to Telewest. Additionally, 70% of these subscribers are also taking CATV and telephony and are spending on average over (pound)65 per month.

Other revenues were derived from the sales of cable publications.

BUSINESS DIVISION
The Business Division, which had total revenues for 2001 of (pound)274 million, comprises Business Services and Carrier Services. The revenues of Business Services are generated from the sale of voice and data services, primarily to SMEs and increased by (pound)30 million or 16% to (pound)213 million in 2001 from (pound)183 million in 2000.

Business telephony lines in 2001 increased by 22% to 444,998 from 365,535 in 2000. Revenue increased as a result of total line growth and the inclusion of Eurobell's full year results, but was partially offset by a 9% decrease in average monthly revenue per line during 2001.

Carrier Services offers our fibre optic national network to other carriers and operators for handling both voice and data communications. Revenues from Carrier Services tend to be derived from a relatively small number of high value, short and long-term contracts and therefore can fluctuate from year-to-year. Revenues from this unit fell by (pound)27 million to (pound)61 million in 2001 from (pound)88 million in 2000.

In the Business Division the difference between UK and US GAAP revenues is primarily due to the revenue recognition conventions on certain Carrier Services contracts. Accordingly, our Business Division revenues under US GAAP increased by (pound)20 million or 8% to (pound)268 million in 2001 from (pound)248 million in 2000.

CONTENT DIVISION (Flextech)
Our Content Division's turnover for the year, including its share of UKTV's turnover and before elimination of inter-divisional trading, was (pound)206 million, compared with (pound)182 million on a pro forma basis for last year and (pound)125 million for the period from its acquisition on 19 April 2000. The increases were driven by multichannel subscriber growth year-on-year of 10% to
10.5 million homes at 31 December 2001 and also by improved advertising sales.

In a market where other broadcasters have seen advertising revenue fall and where we have seen the multichannel market continue to fragment, our advertising revenue (including 50% of UKTV) is up 6% from the previous year. This is a significant achievement given a 10% decline in the overall TV advertising market year-on-year, and an increasingly competitive multichannel market where the number of basic TV channels increased to 115 in 2001 from 96 in 2000.

The UKTV business continued to grow successfully, with our share of revenues increasing 21% to (pound)63 million in 2001 on a pro forma basis. On 5 November 2001, UKTV launched a new channel, UK Food, a channel dedicated to celebrating the finest food and the nation's favourite chefs. Initial audiences have been very encouraging.

The Content Division's own EBITDA on an unconsolidated basis grew to (pound)8 million in 2001 from (pound)3 million in 2000 on a pro forma basis, before inter-company eliminations of (pound)14 million and (pound)11 million in 2001 and 2000, respectively.

OPERATING EXPENSES (before depreciation and amortisation)
Operating expenses, which consist of selling, general and administrative expenses ("SG&A"), costs of programming, interconnect and the acquisition of programming content for our Content Division increased by (pound)108 million or 13% to (pound)954 million in 2001 from (pound)846 million in 2000. This increase arises principally because of the full year impact of the acquisitions of Flextech and Eurobell and programming expenses.

Consumer programming expenses increased by (pound)10 million or 8% to (pound)142 million in 2001 from (pound)132 million in 2000. Price increases from BSkyB, inflation increases and the overall size of our customer base were partially reduced by a full year's inter-company elimination. As a percentage of CATV revenue, programming expenses improved to 43% from 47% in 2000. Programme costs reflect payments to programme providers generally based on the numbers of subscribers to individual channels under long-term contracts or, in the case of BSkyB, an industry rate-card.

Telephony expenses at (pound)238 million in 2001 increased 1% from (pound)235 million in 2000. These are principally payments to third party network providers for terminating calls which originate on Telewest networks. As a percentage of Consumer Division and Business Division telephony revenues, expenses improved to 31% in 2001 from 33% in 2000.

Financial Review
continued

The Content Division's cost of sales for the year 2001 was (pound)83 million or 40% of the Content Division's revenues, including share of joint ventures' turnover and before inter-company elimination. This compares with (pound)46 million or 39% for the period from acquisition to 31 December 2000.

SG&A expenses at (pound)491 million in 2001 increased from (pound)433 million in 2000. The acquisitions of Flextech and Eurobell added (pound)32 million of the increase. On a pro forma basis, SG&A increased by only 1% from (pound)485 million in 2000 to (pound)491 million in 2001. Expressed as a percentage of total turnover, these expenses decreased to 37% in 2001 from 38% in 2000, reflecting, in part, cost efficiencies being achieved across the Group. Staff costs increased by (pound)28 million to (pound)257 million (after capitalisation) from (pound)229 million in 2000, reflecting an increase in the average number of employees of some 1,350 on a base of 9,300 in 2000. This increase in employees reflects the enlarged Group, continuing focus on customer service and staffing requirements to support high-speed internet and digital TV, offset by a reduction in the use of contractors for installation.

Operating expenses before depreciation, amortisation and impairment of goodwill under US GAAP increased by (pound)99 million or 12% to (pound)957 million in 2001. The difference between UK and US GAAP is due primarily to the treatment of SG&A. SG&A under US GAAP totalled (pound)497 million in 2001 ((pound)445 million in 2000). This difference is due mainly to different accounting conventions in respect of telephony installation costs of (pound)6 million and share compensation cost of (pound)2 million under US GAAP in 2001.

EBITDA
The Group's consolidated EBITDA (Group operating profit before deducting depreciation of fixed assets and amortisation of goodwill) increased by (pound)59 million or 24% to (pound)306 million in 2001 from (pound)247 million in 2000. This increase in EBITDA was due to increased subscribers in the Consumer and Business Divisions, higher margins on both CATV and telephony, offset by increased SG&A expenses in introducing new products and improving the quality of service to our customers.

EBITDA under US GAAP was (pound)297 million in 2001, up 41% from (pound)211 million in 2000.

DEPRECIATION AND AMORTISATION
Depreciation expense increased 12% to (pound)445 million in 2001 from (pound)399 million in 2000. This increase of (pound)46 million is principally attributable to the additional capital expenditure on digital TV and high-speed data equipment and the full-year impact of the acquisition of the Eurobell franchises.

Depreciation expense under US GAAP increased 11% to (pound)469 million in 2001 from (pound)423 million in 2000 due to the factors noted above.

Amortisation of goodwill increased by (pound)38 million to (pound)181 million in 2001 from (pound)143 million in 2000, principally as a result of the impact of the Flextech acquisition. In addition, as stated earlier, the Group performed a post-acquisition impairment test on its Content business goodwill which resulted in an exceptional non-cash charge of (pound)992 million.

Amortisation expense under US GAAP in respect of goodwill and intangibles increased to (pound)183 million in 2001 from (pound)147 million in 2000 primarily as a result of the Flextech acquisition referred to above. Additionally, a charge of (pound)766 million was recorded in 2001 in respect of the impairment test referred to above. The impairment charge under US GAAP is lower than the charge under UK GAAP primarily due to a lower US GAAP valuation placed on the shares issued to acquire Flextech and higher net assets under US GAAP on acquisition of Flextech.

OTHER INCOME AND EXPENSE
Interest payable and similar charges totalled (pound)494 million in 2001, an increase of (pound)70 million compared with 2000. This consisted of interest expense of (pound)453 million in 2001 ((pound)372 million in 2000), net foreign currency exchange losses of (pound)15 million in 2001 ((pound)17 million in 2000) and other financing costs of (pound)26 million in 2001 ((pound)35 million in 2000), primarily relating to fees incurred for the issuance of financing instruments and share of interest of associated undertakings and joint ventures. The increase in interest payable was primarily a result of additional borrowing to fund the roll-out of digital TV and high-speed internet products and general working capital.

Interest receivable and similar income totalled (pound)15 million in 2001 ((pound)16 million in 2000).

The foreign currency losses primarily relate to exchange differences on the translation of the US dollar-denominated debentures and notes to pounds sterling using the 31 December 2001 exchange rate less the impact of corresponding hedging transactions and, under US GAAP, the marking of associated derivative instruments to their market value at 31 December 2001.

Interest expense under US GAAP increased to (pound)472 million in 2001 from (pound)385 million in 2000 as a result of additional borrowings as described above. There were no net foreign exchange losses in 2001 ((pound)15 million loss in 2000) but an extraordinary charge of (pound)15 million was recorded in 2001 relating to the write-off of deferred financing costs in connection with our former senior secured credit facility. Under UK GAAP, this charge was recorded in 2000.

Amounts written off investments comprise exceptional non-cash impairment charges of (pound)138 million under UK GAAP on the Group's investments in UKTV and SMG. The charge under US GAAP against these investments is included in share of net losses of affiliates and impairment and amounts to (pound)202 million. The charge under US GAAP is larger due to higher values assigned to these investments under US GAAP when the Group acquired Flextech.

NET LOSS
Net loss for the year before exceptional items was (pound)801 million compared to (pound)706 million in 2000, reflecting higher interest payable and increased depreciation and goodwill amortisation due to the larger size of the Group. As a result of the exceptional non-cash impairment charges of (pound)992 million relating to Content business goodwill and (pound)138 million relating to amounts written off investments, and a (pound)4 million loss on disposal of investments, the final net loss for the year was (pound)1,935 million.

Similarly under US GAAP, the goodwill impairment charge of (pound)766 million and a charge for the impairment of affiliates of (pound)202 million led to a final net loss for the year of (pound)1,741 million.

FINANCING
The Group had gross debt of (pound)5,132 million ((pound)4,451 million in 2000), of which (pound)5,025 million ((pound)3,576 million in 2000) represents long-term borrowings falling due after one year. There was (pound)1,324 million of bank debt, (pound)261 million of leasing and vendor financing, (pound)45 million of other loans and (pound)3,502 million consisting of a series of long-term bonds and convertible obligations. The estimated fair value of this (pound)3,502 million of long-term debt instruments is (pound)2,578 million, based on quoted market prices, and reflects wider credit spreads for TMT sector companies generally prevailing at the year end.

Operating cash inflow under UK GAAP was (pound)348 million and (pound)194 million in 2001 and 2000, respectively. Net cash outflow to fund investing activities totalled (pound)570 million in 2001 and (pound)579 million in 2000. (pound)546 million of this total in 2001 ((pound)545 million in 2000) related to capital expenditures.

Financial Review
continued

This level of capital expenditures was due to the full-year impact of the Eurobell acquisition, the roll-out of digital TV services, new product development and the upgrade of certain parts of the network.

During 2001, we used a mix of syndicated bank facilities, leasing and vendor finance as sources of financing. In total, net cash inflow from financing activities was (pound)572 million ((pound)569 million in 2000).

As of 31 December 2001, the Group had cash balances of (pound)14 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations and (pound)8 million that is restricted to guaranteeing a temporary overdraft for one of our associates, TV Travel Shop).

On 16 March 2001, the Group entered into new senior secured credit facilities with a syndicate of 26 banks for (pound)2 billion. Under these facilities we are also able to raise a further (pound)250 million from institutional investors of which a (pound)125 million tranche was drawn down at 31 December 2001.

CAPITAL EXPENDITURES
The Group's capital expenditures have primarily funded the construction of local distribution networks and the national network, capital costs of installing customers and enhancing the network for new product offerings. Additions to fixed assets in 2001 totalled (pound)653 million, an increase over 2000 of (pound)39 million. The increase was principally a result of the increased size of the Group following the Eurobell acquisition, together with network upgrades and new digital set-top boxes and modems in connection with our roll-out of digital TV and high-speed internet services.

As at 31 December 2001, our broadband network was capable of providing 78% of the homes in our franchises with both our CATV and telephony services. We have substantially completed all network upgrades necessary for delivery of our digital TV and high-speed services. Consequently, we anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting new subscribers and the launch of new products and will vary depending upon the take-up of our services.

OTHER INVESTING ACTIVITIES
On 24 April 2001 the Group invested (pound)14.8 million into sit-up Limited ("sit-up") and sold Screenshop, a wholly owned television shopping service, to sit-up for (pound)10 million. As a result of these transactions, the Group has a 36% stake in the enlarged sit-up business and accounts for its share of the results of that business as an affiliate.

On 30 May 2001 the Group acquired 51% of Rapid Travel Solutions Limited ("Rapid Travel") and was granted a series of call options by and granted a series of put options to the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on 30 November 2003. Consequently, Rapid Travel's results are included in our accounts from the date of acquisition.


MARKET RISK
The principal market risks to which we are exposed are:

o Interest rate changes on variable-rate long-term bank debt; and

o Foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

We use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

Interest rate risk
Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.70% to 7.835%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from 28 March 2002 to 1 January 2005. The aggregate notional principal amount of these hedging arrangements is (pound)900 million. At 31 December 2001, the aggregate amount outstanding under the senior secured credit facilities was (pound)1,324 million, ((pound)1,360 million under US GAAP due to different classification of bank financing costs).

Foreign currency exchange risk
At 31 December 2001, certain of our fixed-rate debt instruments were denominated in US dollars. We have entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These derivative instruments comprise foreign currency options, foreign currency swaps and a series of foreign exchange forward contracts. Our results may be materially influenced by future exchange rate movements, due to the requirement that certain hedging instruments be marked to their market value at the end of the financial period whereas the underlying liabilities may be re-translated at the spot rate of exchange.

The Group had foreign currency swaps and contracts hedging the principal and interest exposures of the Group totalling in aggregate (pound)2,655 million.

Further information on the exchange rate instruments is disclosed in note 18 to the UK GAAP financial statements and note 4 to the US GAAP financial statements.

GOING CONCERN
The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk, in particular, the Group's ability to increase revenues in accordance with its plans.

The Group's existing business plans and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least twelve months from the date of approval of these financial statements.

Charles Burdick
Group Finance Director
28 February 2002

Operating Statistics
Unaudited

                                                                                 Actual           Pro forma1
                                                                          net additions        net additions
                                                                                   2001                 2000
-------------------------------------------------------------------- ------------------- --------------------
CONSUMER DIVISION
Household customers                                                              74,278               42,426
Cable Television subscribers                                                     92,174               57,114
Telephony subscribers                                                            77,669               62,118
Telephone lines                                                                  56,153               59,362
Blueyonder broadband internet subscribers                                        78,229                6,893
-------------------------------------------------------------------- ------------------- --------------------

                                                                                  As at                As at
                                                                       31 December 2001          31 December
                                                                                 Actual                 2000
                                                                                                  Pro forma1
-------------------------------------------------------------------- ------------------- --------------------
Homes passed                                                                  4,914,155            4,922,191
Homes passed and marketed                                                     4,713,937            4,789,451
                                                                     ------------------- --------------------
Dual or triple service subscribers2                                           1,218,294            1,096,409
Cable television only subscribers                                               138,053              153,201
Residential telephony only subscribers                                          401,286              441,731
Internet only subscribers                                                         7,986                    -
                                                                     ------------------- --------------------
Total residential subscribers                                                 1,765,619            1,691,341
Household penetration                                                             37.5%                35.3%
Percentage of dual or triple service subscribers2                                 69.0%                64.8%
Monthly revenue per subscriber3                                            (pound)40.03         (pound)37.50
-------------------------------------------------------------------- ------------------- --------------------
Cable television
Cable television subscribers                                                  1,341,784            1,249,610
Active Digital subscribers                                                      723,826              339,195
Penetration rate4                                                                 28.5%                26.1%
Average subscriber churn rate5                                                    18.7%                26.0%
Average monthly revenue per subscriber6                                    (pound)20.75         (pound)19.48
-------------------------------------------------------------------- ------------------- --------------------
Residential telephony
Residential telephony subscribers                                             1,615,809            1,538,140
Residential telephony penetration7                                                34.3%                32.2%
Residential telephone lines                                                   1,762,312            1,706,159
Second line penetration                                                            9.1%                10.9%
Average subscriber churn rate8                                                    16.5%                19.8%
Average monthly revenue per line9                                          (pound)22.79         (pound)22.93
Average monthly revenue per subscriber10                                   (pound)25.09         (pound)25.55
-------------------------------------------------------------------- ------------------- --------------------
Internet subscribers
Blueyonder SurfUnlimited                                                        184,034              104,983
Blueyonder pay-as-you-go                                                        119,295              175,387
Blueyonder broadband                                                             85,122                6,893
Total Internet subscribers                                                      388,451              287,263
-------------------------------------------------------------------- ------------------- --------------------
Bluyonder broadband
Average monthly revenue per sunscriber11                                   (pound)25.21                  n/a
Average subscriber churn rate12                                                    7.5%                  n/a
-------------------------------------------------------------------- ------------------- --------------------

                                                                                 As at                 As at
                                                                           31 December           31 December
                                                                                  2001                  2000
                                                                                Actual            Pro forma1
--------------------------------------------------------------------- ----------------- ---------------------
BUSINESS DIVISION
Business customer accounts                                                      72,934                66,507
Business telephony lines                                                       444,998               365,535
Average business lines per customer account13                                      6.1                   5.5
Average monthly revenue per business line14                               (pound)44.12          (pound)48.44
Annualised revenue per customer account15                                 (pound)3,137          (pound)3,093
--------------------------------------------------------------------- ----------------- ---------------------
CONTENT DIVISION
Multichannel subscribers                                                    10,504,118             9,565,325
Flextech share of basic viewing16                                                20.4%                 23.1%
Share of total TV advertising revenues17                                          3.0%                  2.7%
Unique users to Flextech interactive applications18                          2,618,000             1,666,000
--------------------------------------------------------------------- ----------------- ---------------------

Notes
1 Operating statistics and financial data on a pro forma basis assume the Eurobell and Flextech acquisitions had taken place on 1 January 2000.

2 Dual or triple service subscribers are those subscribers who take any two or all of our cable television, residential telephony and high-speed internet services.

3 Monthly revenue per subscriber (often referred to as "ARPU") represents (i) the average monthly revenue of residential customers for such period, divided by
(ii) the average number of residential customers in such period.

4 Cable television penetration rate at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.

5 Average cable television subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.

6 Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.

7 Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by
(ii) the total number of homes passed and marketed for residential cable telephony at such date.

8 Average residential telephony subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

9 Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.

10 Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

11 Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

12 Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

13 Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.

14 Average monthly revenue per business line for each period represents (i) the average monthly business cable telephony revenue for such period, divided by
(ii) the average number of business cable telephony lines in such period.

15 Average annualised revenue per customer account for each period represents
(i) the average monthly business services revenue for each period divided by
(ii) the average number of business services customer accounts in such period, multiplied by twelve months.

16 Basic viewing over 24 hours.

17 Includes Flextech wholly owned channels and UKTV advertising revenues.

18 Unique visitors to Flextech interactive applications on internet, and interactive TV.

Board of Directors

ANTHONY (COB) STENHAM
Non-executive chairman(2) (70)
Appointed non-executive chairman of the board in December 1999. Also chairman of the nomination committee. He has served as a non-executive director of the Company since November 1994 and was deputy chairman of the board until December 1999. Mr Stenham was also chairman of the audit and remuneration committees until December 1999. From 1990 to 1997, he was chairman of Arjo Wiggins Appleton plc and was a managing director of Bankers Trust Company from 1986 to 1990. Prior to that he was an executive director of Unilever NV and PLC for 15 years. Mr Stenham also currently serves as non-executive chairman of iFonline Group plc and Whatsonwhen plc. He is a non-executive director of Altnamara Shipping plc, Standard Chartered plc, Jarrold & Sons plc and The Management Consultancy.

ADAM SINGER
Group chief executive(2) (50)
Appointed chief executive and a director of Telewest in April 2000 upon completion of Flextech's merger with Telewest. Mr Singer was previously appointed to the combined post of chairman and chief executive of Flextech in October 1998, having been chairman since June 1997. Prior to this, he was president and chief operating officer of Tele-Communications International Inc ("TCI"), now renamed Liberty Media International ("LMI"). He joined the Tele-Communications group of companies in 1988 as a vice president of United Artists Programming. Before joining TCI he held positions with Viacom International Inc and the BBC. He was a non-executive director of Telewest between November 1995 and March 1998, and has been a non-executive director of SMG plc since September 1995. He is also a member of the nomination committee.

CHARLES BURDICK
Group finance director (50)
Appointed group finance director in February 1997. He was acting group finance director from September 1996. Prior to this he was vice president of finance and assistant treasurer at MediaOne Inc. Prior to joining MediaOne in 1990, he worked in treasury and corporate development roles at, inter alia, Time Warner and Carnation International.

STEPHEN COOK
Group strategy director and general counsel (41)
Appointed to the board of Telewest as group strategy director in April 2000 following the completion of the Flextech merger. From October 1998, Mr Cook was general counsel and executive director of Flextech. Prior to this he was a partner with Wiggin & Co., Flextech's principal legal advisors, from April 1995. He is also a non-executive director of SMG plc. Mr Cook was appointed general counsel of Telewest in August 2000.

MARK LUIZ
Chief executive, content division (48)
Appointed chief executive of Flextech, which became the content division of Telewest when the two companies merged in April 2000, and subsequently appointed to the board of Telewest in November 2000. Mr Luiz has been one of the pioneers of the UK multichannel television industry, having been closely involved with the launch of channels such as UK Gold and Living. He joined Flextech in 1994 as chief financial officer and was appointed finance director the following year. Prior to joining Flextech, Mr Luiz was chief finance officer for United Artists Programming from 1992, having joined the company as financial controller in 1988.

DENISE KINGSMILL CBE
Non-executive director(1,2,3) (54)
Appointed a non-executive director in June 2001. Ms Kingsmill has been deputy chair of the Competition Commission since 1997. She was an advisor to Denton Wilde Sapte from 1994 to 2000 and specialised in employment law and corporate governance. Ms Kingsmill is a non-executive director of Manpower and of the Home Office, a trustee of the Design Museum as well as a member of the Advisory Board of the Cambridge Business School (The Judge Institute).

ANTHONY RICE
Non-executive director(1,2,3) (49)
Appointed a non-executive director in September 1998 and was appointed chairman of the audit committee in December 1999. He was also chairman of the remuneration committee from December 1999 until April 2000. He served as a non-executive director of General Cable from October 1997 to September 1998. Mr Rice is the group managing director - ventures at BAe Systems, having held this position since January 2001. Prior to this, he held the following positions at BAe between July 1991 and December 2000: group director Supply Chain Management, group managing director - Commercial Aircraft of British Aerospace plc, chief executive of British Aerospace Asset Management and group treasurer of BAe. Mr Rice is also a non-executive director of SAAB Technologies.

STANISLAS YASSUKOVICH CBE
Non-executive director(1,2,3) (67)
Appointed as a non-executive director in April 2000 following the completion of the Flextech merger. He was appointed chairman of the remuneration committee in April 2000. From June 1997 until the merger, Mr Yassukovich was deputy chairman of Flextech, having previously been non-executive chairman from August 1989. He is currently chairman of Henderson Eurotrust Plc, Park Place Capital Ltd, Manek Investment Management Ltd and deputy chairman of the ABC International Bank plc and serves on the board of a number of other companies. He is former deputy chairman and chief executive officer of the European Banking Group, former chairman of Merrill Lynch Europe and Middle East and a former deputy chairman of the London Stock Exchange.

ROBERT BENNETT
Non-executive director (43)
Appointed as a non-executive director in April 2000 following the completion of the Flextech merger. He is president and chief executive officer of Liberty Media Corporation, a position he has held since April 1997. Mr Bennett has been with Liberty Media since its inception in 1990, serving as its principal financial officer and in various other officer capacities. Prior to the creation of Liberty, he was vice president and director of finance at TCI. Mr Bennett is a director of Liberty Livewire Corporation, Liberty Satellite & Technology Inc, Discovery Communications Inc, USA Networks Inc, and many of Liberty's other affiliated companies.

MIRANDA CURTIS
Non-executive director(2,3) (46)
Appointed a non-executive director in September 1998. She has been president of Liberty Media International Inc ("LMI") since February 1999. Prior to that she served as executive vice president of LMI from September 1996 until February 1999. From May 1992 until August 1996 she held senior management positions for LMI. Ms Curtis is a director of Jupiter Telecommunications Co Ltd, Jupiter Programming Co Ltd, Multithematiques SA and Princes Holding Ltd.

DENNIS DURKIN
Non-executive director(1,3) (31)
Appointed as a non-executive director in August 2001. He has been European director at Microsoft since 1999, managing Microsoft's European strategic acquisitions and alliances. He also serves on the board of directors of Carpoint LLC.

GRAHAM HOLLIS
Non-executive director(1) (50)
Mr Hollis has served as a non-executive director since March 1999. He has been an executive vice president of Liberty Media International Inc ("LMI") since September 1996 and LMI's chief financial officer since May 1995. From July 1994 until May 1995 he was director of finance at LMI. Prior to joining LMI he held several senior finance and accounting positions with US subsidiaries of the Peninsular and Oriental Steam Navigation Company ("P&O") from 1986 to 1994. Mr Hollis also serves on the board of directors of The Wireless Group plc, Jupiter Telecommunications Co Ltd, Multithematiques SA and Princes Holding Ltd.

SALMAN ULLAH
Non-executive director (38)
Appointed as a non-executive director in August 2000. Mr Ullah is a managing director in the Corporate Development and Strategy group at Microsoft. He joined Microsoft in 1997 as a senior business manager in MSN. From 1993 to 1997 he was an engagement manager in the Chicago office of McKinsey and prior to that he held research fellow posts in theoretical physics at the University of Chicago between 1991 and 1993 and the University of Virginia between 1989 and 1991.

HENRY VIGIL
Non-executive director(2) (44)
Appointed as a non-executive director in August 2000. He has been vice president, consumer strategy and partnerships at Microsoft Corporation since January 1999. From 1997 to 1999 Mr Vigil was a senior director of strategy planning and business development for the digital television group at Microsoft. From 1995 to 1997 he was general manager of the internet commerce business unit and general manager of the interactive television business unit. From 1990 to 1995 he was director of marketing for desktop applications. He also serves on the board of directors of Artist Trust.

(1) Member of the audit committee
(2) Member of the nomination committee
(3) Member of the remuneration committee

Social Responsibility

OUR PEOPLE
Doing the right thing for our people - a year of progress
Telewest has a fundamental belief that the route to excellent customer service and strong financial performance is through highly engaged people. The last year has seen a concerted effort to build people engagement throughout the Group, bringing formerly separate parts of the business together to produce a common purpose and consistency.

Prior to the recent launch of Telewest's new brand identity, the Group ensured that its employees were familiarised with the Company vision and brand values, through a nationwide programme of workshops called "The Right Thing Experience". The programme recently won the Internal Visual Communication Association (IVCA) Gold Award for effective communication.

Telewest has a well-defined two-way internal communications approach that includes a team briefing system, regular staff opinion surveys, roadshows and Broadtalk - a regular live webchat event for employees with the group chief executive and other members of senior management.

A central focus during 2001 has been building a culture recognising the value of customer service, and we now have seven-day working in our field operations and contact centres using flexible working patterns. We have also introduced a new pay and reward accreditation system, which encourages our people to develop their knowledge, skills and behaviour in line with their role and our brand. This is the first such scheme in the UK to be formally recognised by the Institute of Customer Service.

The Group continues to work towards improving and maintaining good employee relations. An example of this is a programme of workshops for all line managers to build an understanding of employee relations, which was launched during 2001. Employee forums are also being established across the organisation. We are committed to equal opportunities and to enhancing the diversity of our workforce, based on performance and capability. Through our policies, we ensure that we do not discriminate, giving fair consideration to all.

We invest in the development and training of our people, encouraging them to focus their learning around business needs and to pursue other appropriate development opportunities. We also aim to ensure that our managers are equipped to lead their teams effectively through leadership and management development programmes.

HEALTH AND SAFETY
Telewest strongly supports and is committed to the maintenance and review of the Company's health and safety management systems. This is reflected by a team of dedicated health and safety professionals who provide specialist advice and support to all areas of the business. Telewest has a nominated board director, Mark Luiz, who has specific responsibility for overseeing health and safety management across the organisation.

COMMUNITY
As a rule, we do not make large financial donations to charities, but seek to support our communities in other ways. An example of this is the Telewest Time To Read project, a partnership between our Woking office and a local primary school, where Telewest employees help children with their reading skills. Another recent example is the provision of broadband internet, voice and data services to a community learning centre project in Newcastle.

We are planning a series of initiatives to encourage and support employee involvement in their communities and have a payroll-giving scheme as the first stage of this activity.

The Group made total charitable donations of(pound)15,979 in the year (2000:(pound)36,829).

ENVIRONMENT
Telewest is committed to developing and maintaining good environmental standards. A committee, reporting to Charles Burdick, group finance director, meets on a quarterly basis and is responsible for monitoring the Company s environmental performance and setting targets for improvement.

The majority of Telewest's network is now complete. However, we have signed up to the Streetwise Charter - a public commitment from utility companies to safety, best practice, improved communication and the development of practical solutions to street works' problems, which will be applicable for any remaining build and maintenance.

We have now turned our attention to the Group's offices and are introducing initiatives such as Green Transport Plans, as well as making sure that new property acquisitions are environmentally friendly.

We have focused on the areas of reduction in CO2 emissions, waste and water usage, in line with UK Government recommendations. We consider CO2 emissions and waste to be the two areas where Telewest's activities have most environmental impact.

A primary objective has been to rationalise our data gathering methods across the Group. This will allow us to measure our environmental impacts more accurately during the course of 2002 and to set targets for improvement.

REDUCTION IN GREENHOUSE GAS EMISSIONS
Transport
Our estimate of total miles travelled within the business across the UK in 2001 is 38.1 million. This is the equivalent of 8,854 tonnes of CO2.

We are working on improvements in our inter-office communications and home working capability. This has included the installation of video and audioconferencing units in an effort to reduce travel within the Group. In 2001, approximately eight million minutes of audioconferencing facilities were used. In addition, an improved digital fault rate, a reduction in infrastructure problems in our network, and the location of remote stores for equipment throughout our operating areas will all help to reduce our total business mileage.

Following successful trials, we have introduced 60 Liquid Petroleum Gas (LPG) Ford Transits, approximately 6% of the Light Commercial Vehicle (LCV) fleet. This move to LPG has generated an approximate reduction in CO2 emissions of 58 tonnes, a 27% reduction, compared to our standard diesel equivalent.

We launched our first Green Transport Plan aimed at minimising the dependency on private cars for commuter journeys and providing alternative modes of transport, supporting our Sheffield contact centre. We now have one operating in Plymouth and two more are currently being developed for Liverpool and Birmingham.

Social Responsibility
continued

We already offer subsidised public transport options in certain locations, an example of this is the Travel Wise scheme in Birmingham.

Energy/fuel
We estimate that we consumed approximately 137 million kWh of electricity, which is equivalent to 59,000 tonnes of CO2 emissions. We now have a system in place that will allow us to report separately on gas consumption for next year and hence set targets for total C02 emissions.

Refrigerants
All work relating to air conditioning systems is carried out by REFCOM accredited engineers. We have also introduced a system across all of our mechanical service contractors that establishes the quantity of refrigerant, by type, reclaimed, charged and lost, and will be able to publish full-year data for 2002.

Detailed plans are in place to replace all Halon and NAFF Gas systems by the end of 2002. FM200 or Inergen alternatives will replace these systems.

WASTE
We believe that we have now established a robust method for tracking total tonnage and volumes of all commercial waste products, segregated into landfill and recycled office-based products. Based on initial data, we estimate that our total waste output for 2001 is 7,860 tonnes. We shall track this data throughout 2002 quantifying our total Group impact by the end of the year, not only by total volume, but also by proportion recycled. This will enable us to set targets for 2003 for both reduction in waste output and an improvement in our recycled contribution.

Our hazardous waste is negligible and any disposal complies with current legislation.

Paper
The process of introducing single billing for customers using more than one of our services is almost complete and we have recently started to roll out electronic billing and payment. It is anticipated that this will save 50.6 million A4 sheets of paper, 32.3 million A4 envelopes and 10.7 million business reply envelopes between 2002 and 2004.

Computer equipment
The length of usage of computer equipment within the Group means that it does not reach the minimum specification requirement for passing on to the voluntary sector at the end of its life cycle within the Group. We are currently developing a process for environmentally friendly disposal of computer equipment.

WATER
We now have a new data gathering system for water consumption in place allowing us to gather data and set targets for 2003.

PROCUREMENT ACTIVITIES
We are currently reviewing our purchasing policy with a view to including an environmental performance requirement in supplier contracts and tendering processes.

We ensure that all new property acquisitions are rated to the equivalent of BREEAM "good" or "very good". Our new National Credit Services Centre is located in the Mailbox, a regeneration project in Birmingham.

Report of the Directors

FINANCIAL STATEMENTS
The directors have pleasure in submitting their annual report together with the consolidated financial statements of the Company and its subsidiary undertakings for the year ended 31 December 2001.

The UK GAAP consolidated financial statements are set out on pages 40 to 71 and the Auditor's report thereon, on page 39. The US GAAP consolidated financial statements are set out on pages 73 to 104 and the Auditor's report thereon, on page 72.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW
The Chairman's Statement on page 2, the Chief Executive's Review on pages 6 to 9 and the Financial Review on pages 10 to 17 report on the principal activities of the Group. Information on likely future developments of the business of the Group and its activities is to be found in those sections.

POST BALANCE SHEET EVENTS
There were no material post balance sheet events between the end of the financial year and the date of this report.

DIVIDENDS
The directors do not recommend the payment of a dividend for the financial year ended 31 December 2001. No dividend was recommended for payment during the financial year ended 31 December 2000.

BOARD OF DIRECTORS
Details of all the directors of the Company appear on pages 20 and 21.

In accordance with the Company's Articles of Association, each of the directors will retire from office at the Annual General Meeting and each will offer himself/herself for reappointment.

Details of directors' interests in the share capital of the Company are set out in the Directors' Remuneration Report on pages 36 and 37.

During the year, and to the date of this report, the following were appointed as directors of the Company: Denise Kingsmill on 22 June 2001 and Dennis Durkin representing Microsoft on 2 August 2001. The following resigned as directors of the Company: Lord Borrie on 21 June 2001; Neil Holloway representing Microsoft on 2 August 2001 and Robert Fuller on 31 August 2001.

There have been no contracts of significance subsisting during the year under review to which the Company or its subsidiaries was a party and in which any director was materially interested.

BOARD COMMITTEES
Details of the audit committee, the nomination committee and the remuneration committee appear on page 29.

CORPORATE GOVERNANCE
Details of the Company's corporate governance arrangements and compliance with the Principles of Good Governance and Code of Best Practice (the "Combined Code") annexed to the Listing Rules of the UK Listing Authority are set out on pages 27 to 31. The Directors' Remuneration Report is on pages 32 to 37.

Report of the Directors
continued

SHARE CAPITAL
As at 28 February 2002, there were 2,873,226,315 issued ordinary shares, 82,507,747 issued convertible limited voting shares and 38,277 holders and 2,715,200 issued American Depositary Shares ("ADS") and 15 American Depositary Receipt ("ADR") holders. The ordinary shares and the limited voting shares rank pari passu in all respects, save that the limited voting shares do not confer the right to speak or vote on any resolution for the removal, election, appointment or reappointment of directors. Details of all changes in the share capital during the financial year are set out in note 22 to the UK GAAP consolidated financial statements.

As at 21 June 2001, the Company had authority to purchase just under 5% of its ordinary shares and shareholders' approval is being sought for the renewal of this authority at the Annual General Meeting.

SUBSTANTIAL SHAREHOLDINGS
As at 28 February 2002, the Company was aware of the undermentioned notifiable interests in the shares of the Company:

Name of beneficial owner                                                     No. of limited      % of issued
                                                     No. of ordinary shares   voting shares    share capital
---------------------------------------------------- ---------------------- ---------------- ----------------
Liberty Media Corporation                                      722,205,225       22,185,093             25.2
Microsoft Corporation                                          636,056,024       60,322,654             23.6
The Capital Group Companies Inc                                190,920,901                -              6.5
---------------------------------------------------- ---------------------- ---------------- ----------------

As at 28 February 2002, the Company had not been notified of any other interests of 3% or more in its ordinary share capital.

CREDITORS
The Group agrees by the payment terms agreed with suppliers when it enters into binding purchase contracts. The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code which deals specifically with the payment of suppliers.

Creditor days for the year ended 31 December 2001 were an average of 48 for the Group.

The Company's costs are generally in respect of corporate overheads and staff costs and a creditor days figure for the Company would therefore not be meaningful.

SOCIAL RESPONSIBILITY
The Group's employment and environmental practices are detailed in the Social Responsibility statement on pages 22 to 24.

DONATIONS
Details of the Group's charitable donations appear on page 23. During the year, the Group incurred expenditure of (pound)4,400, relating to the cost of hosting a table at the Labour Party conference dinner, which is deemed to be a political donation (2000: (pound)nil).

AUDITORS
A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.

ANNUAL GENERAL MEETING
The resolutions to be proposed at the Annual General Meeting appear in the Notice of Meeting.

On behalf of the board of directors

Clive Burns
Company Secretary
28 February 2002

Registered Office: Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW Registered in England: No 2983307

Corporate Governance

This statement describes how the Company has applied the Principles of Good Governance (the "Principles") and Code of Best Practice (the "Combined Code") annexed to the Listing Rules of the UK Listing Authority.

Throughout the year ended 31 December 2001 the Group has complied with the majority of the Principles with the exception of certain Combined Code provisions which are described below. Such exceptions largely reflect the shareholder arrangements between the Company, Liberty Media and Microsoft, and reflect the continued significance of those major corporate shareholders to the Company. The agreement reflecting the current arrangements was approved by the independent shareholders on 31 March 2000. Revisions to this agreement were also approved by the independent shareholders on 21 June 2001.

BOARD OF DIRECTORS
The board meets regularly throughout the year and there is frequent contact between meetings. It retains full and effective control over the Group and monitors the executive management. The directors have full and timely access to all relevant information and board meetings follow a formal agenda of matters specifically reserved for decision by the board. These involve approval of the Group's strategic plans, major capital expenditure and the annual budget. Furthermore, the trading results of the Group are reported to each scheduled meeting of the board. The board is also supplied on a monthly basis with financial and other relevant information about the Group.

The company secretary is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with. In addition, the Group has established a Code of Conduct for directors which sets out policies relating to share dealing, expenses, benefits and disclosure of interests.

All directors have access to the advice and services of the company secretary. The company secretary attends all board and committee meetings. There is an agreed procedure in place for directors to take independent professional advice, if necessary, at the Group's expense.

BOARD BALANCE
Details of the current directors are given on pages 20 and 21. Changes to board composition during the year have been identified in the Report of the Directors on pages 25 and 26.

The posts of chairman and group chief executive are held by Anthony (Cob) Stenham and Adam Singer respectively and Stanislas Yassukovich is the senior independent non-executive director. The current composition of the board is four executive directors and ten non-executive directors, of whom four are independent (Denise Kingsmill, Tony Rice, Cob Stenham and Stanislas Yassukovich). The remaining six non-executive directors represent the major corporate shareholders, Liberty Media and Microsoft.

Combined Code provision A.3.2 provides that a majority of the non-executive directors should be independent. As noted above, the majority of the non-executive directors represent the Company's major corporate shareholders, Liberty Media and Microsoft, and are therefore not considered to be independent. The balance of the board is reflective of the arrangement between the Company and the major corporate shareholders as described herein.

CORPORATE SHAREHOLDER ARRANGEMENTS
The shareholder arrangements between the Company and its corporate shareholders have been modified several times since the Company's flotation in 1994.

In addition, in July 2000, Microsoft gave undertakings as to how and whether to exercise certain of its rights, unless required by Liberty Media to do otherwise in accordance with the shareholder arrangements.

Liberty Media and Microsoft have also agreed that any arrangement to which the Company is a party which gives rise to a conflict between the interests of the Company and those of Liberty Media or Microsoft requires the prior approval of the independent directors and the directors appointed by the non-conflicted shareholder.

Corporate Governance
continued

Board appointments and voting
The shareholder arrangements provide that the board shall consist of no more than 16 directors (unless otherwise agreed) and that each of Liberty Media and Microsoft is entitled to appoint two directors to the board if it holds 5% or more of the Company's shares or three directors to the board if it holds 12.5% or more. Any committee appointed by the board shall include one Liberty Media director, and one Microsoft director (unless otherwise agreed), provided that a majority of the members of the committee are independent directors.

Liberty Media and Microsoft have agreed that, on any matter requiring board approval, they will cause the directors designated by them to vote together as agreed by them (subject to each director's fiduciary duties to the Company), or in the absence of such agreement, to vote together in the manner that would be most likely to maintain the status quo without materially increasing the Company's financial obligations or materially deviating from the approved budget and business plan. In addition, Microsoft has undertaken that it will cause its designated directors to vote (subject to their fiduciary duties) as the independent directors recommend, unless either Microsoft has a conflict of interest (in which case its designated directors will abstain from voting) or Liberty Media enforces its rights to require the Microsoft designated directors to vote in the manner that would be most likely to maintain the status quo as described above.

Shareholder rights
Liberty Media and Microsoft have agreed that, on any matter requiring shareholder approval, they will vote together in such manner as may be agreed by them or, in the absence of such agreement, they will vote together in the manner that would be most likely to continue the status quo, without materially increasing the Company's financial obligations or materially deviating from its approved budget and business plan. Notwithstanding this provision, Microsoft has undertaken that it will exercise its votes in all matters as the independent directors recommend, unless Microsoft has a conflict of interest (in which case it will abstain from voting) or Liberty Media enforces its rights to require the Microsoft designated directors to vote in the manner that would be most likely to maintain the status quo as described above.

Liberty Media and Microsoft have agreed that, for as long as Liberty Media or Microsoft hold 15% or more of the Company's shares, the consent of Liberty Media and/or Microsoft (as appropriate) must be obtained by the Company before:

i) making any material acquisition or disposal outside the ordinary course of business including any Class 2 transaction for the purposes of the Listing Rules of the UK Listing Authority;

ii) incurring new borrowings or indebtedness in excess of(pound)50 million in aggregate;

iii) allotting or issuing shares or securities convertible into shares or granting options;

iv) appointing or removing the group chief executive officer of the Company; or

v)       increasing the number of directors holding office beyond 16.

Microsoft has undertaken that it will not exercise its right to withhold its consent to any appointment or removal of the group chief executive officer of the Company. Microsoft has also undertaken that, provided certain conditions are satisfied, it will not exercise its right to withhold its consent in the circumstances described in paragraphs i) and ii) above.

REAPPOINTMENT
In accordance with the Articles of Association of the Company, each director submits himself/herself for reappointment each year. The independent non-executive directors normally hold office for three years, subject to standing for reappointment in the same manner.

AUDIT COMMITTEE
The audit committee assists the board in its duties regarding the Group's financial statements and meets with the external auditors.

The committee has written terms of reference which include the review and monitoring of the accounting policies and reporting requirements and effectiveness of the internal controls of the Group. The committee has five members of whom, in accordance with the Combined Code, the majority are independent non-executive directors, namely Tony Rice (Chairman), Denise Kingsmill and Stanislas Yassukovich. Liberty Media and Microsoft are represented by Graham Hollis and Dennis Durkin respectively.

Representatives of the external auditors and the group director of risk and control attend meetings and have direct access to the members of the committee at all times. The chairman, group chief executive, and group finance director are also invited to attend meetings.

The committee is satisfied with the policies applied during the year and with the measurement and presentation of financial information contained in this annual report.


NOMINATION COMMITTEE
The nomination committee assesses candidates and makes recommendations for the appointment of directors to the board. The committee has seven members and comprises Cob Stenham (Chairman), Denise Kingsmill, Tony Rice and Stanislas Yassukovich (each of the aforesaid being an independent non-executive director); Miranda Curtis and Hank Vigil who are non-executive directors and represent Liberty Media and Microsoft respectively; and Adam Singer (group chief executive).

REMUNERATION COMMITTEE
The remuneration committee deals with the remuneration of the executive directors and policies for senior management remuneration and development on behalf of the board.

The committee has five members and comprises solely non-executive directors:
Stanislas Yassukovich Chairman), Denise Kingsmill and Tony Rice (each of the aforesaid being an independent non-executive director); and Miranda Curtis and Dennis Durkin who are non-executive directors and represent Liberty Media and Microsoft respectively. These arrangements do not comply with the Combined Code provision B.2.2 which states that remuneration committees should consist entirely of independent non-executive directors. However, as described herein, this arrangement is reflective of the relationship between the Company and the major corporate shareholders.

Further details about the Company's remuneration policy can be found in the Directors' Remuneration Report on pages 32 to 37 together with details of the Company's departures from certain of the provisions of the Combined Code.

The proceedings of the audit, nomination and remuneration committees are formally recorded by the company secretary and reported to the board.

INVESTOR RELATIONS
The executive directors and the director of corporate affairs meet regularly with analysts and institutional shareholders according to a programme organised by the investor relations department and external advisers. The board views the Annual General Meeting as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the board. Investors are also encouraged to visit the Company's website at www.telewest.co.uk.

Corporate Governance
continued

INTERNAL CONTROL
The board is ultimately responsible for the effectiveness of the Group's system of internal control. Responsibility for designing and operating the system is delegated to the executive directors.

The board has established a process to apply the Combined Code which has been in place for the financial year. This process ensures that significant risks faced by the Group are identified, evaluated and managed. The process begins with a fundamental appraisal of the risks facing the business, conducted in conjunction with executive management. Risks are therefore identified and evaluated. On a quarterly basis the audit committee receives a report detailing changes to the risks identified and progress made in mitigation. The identified risks have named individuals responsible for their ongoing management.

The audit committee has reviewed the effectiveness of the Group's internal control environment, the scope of the work undertaken by the internal audit function, the Group's financial statements and the scope of work undertaken by the external auditors.

The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Group s internal control procedures do not cover our major joint ventures and associates. These entities are subject to their own system of internal control. Governance of these entities is achieved through board representation.

Key elements of the Group's system of internal controls are as follows:

Management structure
There is a clearly defined organisational structure with lines of responsibility and delegation of authority to executive and divisional management, who are accountable for the conduct and performance of the business within the agreed business strategy and subject to the reserved powers and sanctioning limits laid down by the board. Management responsibility is supplemented by accounting, purchasing, and capital expenditure policies and practices applicable across the Group.

Financial reporting
There is a group-wide system of planning and budgeting, with the annual budget approved by the board. There is frequent reporting of results to each level of management as appropriate, including monthly reporting of actual against budget and revised forecasts to executive management, and quarterly and annual external reporting in accordance with the requirements of the UK Listing Authority and the Securities and Exchange Commission. Key issues on financial management and treasury are also reported regularly to the audit committee and the board.

Detailed financial controls
These include internal financial controls and procedures which are designed to ensure completeness and accuracy of the recording of all transactions and the safeguarding of assets. In particular there are clearly defined policies for capital expenditure including appropriate authorisation levels. Significant capital projects and acquisitions and disposals require board approval.

Risk management
Executive management is responsible for the identification and evaluation of key risks applicable to their areas of the business. These risks are highlighted through a number of different routes:

o monthly and managers' budgetary reviews include the identification and assessment of business and financial risks;
o involvement of specialist teams such as IT and network technical teams, health and safety, physical security, business continuity, revenue assurance, treasury, purchasing and logistics along with fraud investigators to review and manage risks identified within these spheres;
o the monitoring performed by the internal audit team and reported on a quarterly basis; and
o short-term measures to mitigate the risk of bank covenant breaches are continually evaluated including deferring of capital expenditure, pricing changes and monetisation of assets.

GOING CONCERN
The directors consider that the current credit facilities of the Group which were approved in March 2001, provide sufficient funding to finance its existing business plans, satisfy working capital requirements and pay interest on existing debt instruments for at least twelve months from the date of approval of these financial statements.

The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk, in particular, the Group's ability to increase revenues in accordance with its plans.

The Group's existing business plans and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least twelve months from the date of approval of these financial statements.

The directors have considered all of these factors and they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore, they have continued to adopt the going concern basis in preparing these financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES
The responsibilities of the directors are set out on page 38.

Directors' Remuneration Report

REMUNERATION POLICY
The role of the remuneration committee is to establish terms of employment and remuneration packages for each executive director and to keep under review the Company's policies for senior management remuneration and development. The chairman and group chief executive are invited to attend meetings to discuss remuneration recommendations for senior executives. The group chief executive is not present when his own remuneration arrangements are being considered.

Although the full board considers itself ultimately responsible for both the framework and the cost of executive remuneration, the board has delegated prime responsibility for these issues to the remuneration committee.

The committee has access to professional advisers both within the Company and externally. The committee chairman and senior executives maintain contact when appropriate with the Company's principal shareholders to discuss the overall remuneration policy and its development.

The Company operates in the telecommunications and media sectors where there is intense international competition in attracting and retaining high calibre executives. The Company's remuneration policies have, therefore, been developed to ensure that it can compete effectively for such executives.

A significant proportion of the total remuneration package is performance-related. The Company recognises the pressures for long-term as well as short-term performance and seeks to provide an appropriate balance.

The board believes that the Company's current remuneration policy appropriately aligns the Company's senior executive compensation with the operational performance of the Company and shareholder interests. The board does not believe in compensation for poor performance and does not reward unsatisfactory performance. In the case of early termination of employment, it is the Company's policy to seek to mitigate any liability.

There are four components to the senior executive remuneration package: a) base salary and benefits, b) performance-related bonus scheme, c) share schemes and long-term incentive plan and d) pension.

a) Base salary and benefits
Salaries are established by reference to the salaries prevailing in the employment market generally for executives of comparable status, responsibility and skills in companies operating in similar markets. To assist in determining the comparability of positions and competitive market pricing, the Company uses executive compensation salary surveys prepared by a recognised independent compensation consulting firm in the UK.

Salary reviews for senior executives are generally determined by the committee on an annual basis and include a review of individual performance, changes in job responsibilities, changes in the marketplace and general economic conditions.

Benefits for senior executives typically include a car (or a cash payment in lieu thereof) and payment of its operating expenses and fuel, and life, disability and health insurance. These benefits are not pensionable.

b) Performance-related bonus scheme
For the year under review, Adam Singer, Charles Burdick, Stephen Cook and Mark Luiz participated in the former Flextech bonus scheme. The level of bonus payable to each director under this scheme is based on EBITDA for the Group, the achievement of personal targets and share price growth.

Also, for the year under review, a special non-recurring bonus was paid to Charles Burdick in respect of his contribution to the negotiations in obtaining the new senior secured credit facilities.

For 2002, each of the executive directors will participate in a bonus scheme under which the level of bonus payable will be based on EBITDA for the Group and the achievement of personal and team targets. The total bonus payable under this scheme will be 40% of salary for achieving all targets, rising to a maximum of 65% of salary for exceeding targets.

Details of bonuses paid for the year to 31 December, 2001 are given on page 35. Any bonuses paid are not pensionable.

c) Share schemes and long-term incentive plan The Company operates the following schemes:

i) The Telewest 1995 (No.1) Executive Share Option Scheme (an Inland Revenue approved scheme) and the Telewest 1995 (No.2) Executive Share Option Scheme (an unapproved scheme) Under these schemes, options which have been granted are normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within ten years. Options are normally only exercisable if the Company's Total Shareholder Return ("TSR") outperforms that of the FTSE 100 Index over any three year period between the dates of grant and exercise. The remuneration committee has the ability to vary the performance condition for future grants of options. Participants are granted options up to a market value of (pound)30,000 at the time of grant under the approved scheme and thereafter any further options are granted under the unapproved scheme. The committee intends to continue its policy of making grants of options on a phased basis up to 100% of base salary.

ii) The Telewest Long Term Incentive Plan ("LTIP")
Under the LTIP a participant is awarded the provisional right to receive, for no payment, a number of shares with a value of up to 100% of base salary for executive directors.

50% of the shares vesting may be transferred on the third anniversary of the award date and the remaining 50% of the shares vesting may be transferred on the fourth anniversary of the award date.

The shares will not vest unless certain performance criteria, based on TSR assessed over the three year period, from the date of award, are met. The award is divided equally, with vesting of 50% depending on the Company's TSR meeting a performance condition relating to the TSR of the FTSE 100 Index and 50% depending on the Company's performance against the TSR of a group of comparator companies, in each case over the three year period. If the Company's TSR is in the top quartile of the FTSE 100 over that period, the executive will receive 50% of the number of shares awarded to him; if the Company's TSR is 50th place in the FTSE 100, the executive will receive 12.5% of the number of shares awarded to him; if below 50th place in the FTSE 100, the executive will receive nothing in respect of this portion of the award. Similarly, if the Company's TSR is in the top quartile of the group of comparator companies in that period, the executive will receive 50% of the number of shares awarded to him; if the Company's TSR is at the median position the executive will receive 12.5% of the number of shares awarded to him; if below the median position, the executive will receive nothing in respect of that portion of the award. In either test a proportionate number of shares will be received for intermediate positions.

The remuneration committee intends to make phased grants of options under the Company's executive share option schemes and does not intend to make awards under the LTIP, except in exceptional circumstances.

iii) The Telewest Restricted Share Scheme
Under this scheme, a participant receives an award over shares which are held by the Trustees of the Telewest 1994 Employees' Share Ownership Plan Trust. Nothing is payable by the participant for the shares. The award normally vests after three years and remains exercisable for up to seven years from the date of vesting. This scheme is used for one off awards only in exceptional circumstances.

iv) The Telewest Equity Participation Plan
Under this scheme, an employee with two years' service or at manager level or above, can use up to 100% of the pre-tax or post-tax bonus payable to him to acquire shares in the Company ("bonus shares"). The employee must deposit the bonus shares with the Trustees of the Telewest 1994 Employees' Share Ownership Plan Trust. In return, the employee is provisionally allocated (for no payment) a matching number of shares in the Company (calculated on the gross amount of bonus). Provided the bonus shares are retained for three years and the employee remains employed by the Company for three years, the bonus and matching shares would thereafter be released to the employee. The remuneration committee currently has no intention to make further awards under this scheme.

v) The Telewest 1995 Sharesave Scheme
Under this scheme employees enter into a savings contract whereby they can save up to (pound)250 per month for a period of three or five years and use the funds accumulated at the end of the savings period to purchase shares in the Company at a discount of up to 20% of the market value of the shares at the date of grant. All employees are eligible to participate in this scheme.

Directors' Remuneration Report
continued

vi) The Telewest 2000 All Employee Share Scheme
The Company has established a share incentive plan, the Telewest 2000 All Employee Share Scheme, in line with the proposals issued by the Government. All employees will be eligible to participate in this scheme when it is introduced by the Company.

Details of options or awards granted to directors under any of the above schemes are shown on pages 36 and 37.

d) Pensions
The Company operates a Money Purchase Occupational Pension Plan. The Company and members pay predetermined or defined levels of contributions in order to fund future pension benefits.

This plan is offered to all employees and has a competitive contribution range. Employee contributions range from 3% to 15% and employer contributions range from 3% to 12%. These percentages are based on gross basic salary and actual commission earned (if applicable). The employer contributions are age related - if an employee is under 40, the Company will match the employee contributions up to a maximum of 6%. Alternatively, if an employee is over 40, the Company will match twice the employee contributions up to a maximum of 12%. The contributions to the plan are in addition to full rate National Insurance Contributions and therefore it is not contracted out of the State Earnings Related Pension Scheme.

Each of the executive directors receives a contribution towards their personal pension scheme as shown on page 35. Directors do not participate in the Company pension plan.

EXECUTIVE DIRECTORS  AGREEMENTS
Charles Burdick, Stephen Cook and Mark Luiz have employment agreements which continue until terminated by either party giving to the other not less than 12 months' notice.

Adam Singer's employment agreement will continue unless terminated by him giving the Company not less than 12 months' notice or by the Company giving him not less than 24 months' notice.

FORMER EXECUTIVE DIRECTORS AND COMPENSATION FOR LOSS OF OFFICE
Robert Fuller resigned as a director on 31 August 2001. He received no compensation for loss of office.

DIRECTORS' REMUNERATION
The aggregate remuneration for directors during the year was as follows:

                                                                                      2001              2000
                                                                           (pound) million   (pound) million
-------------------------------------------------------------------- ---------------------- -----------------
Fees to non-executive directors                                                        0.3               0.3
Remuneration for executive directors:
         Basic salary, allowances and benefits                                         2.0               1.4
         Performance-related bonuses                                                   0.7               1.3
         Pension contributions                                                         0.2               0.2
         Compensation for loss of office                                                 -               1.0
-------------------------------------------------------------------- ---------------------- -----------------
Total in respect of year                                                               3.2               4.2
-------------------------------------------------------------------- ---------------------- -----------------

                                                                                                     Total
                                                                               Compensation     emoluments
                                                                Performance-    for loss of      excluding        Pension
                                     Salaries/fees    Benefits related bonuses       office       pensions  contributions1
Directors' compensation              2001    2000   2001   2000   2001   2000   2001   2000    2001   2000    2001    2000
                                    (pound) (pound)(pound)(pound)(pound)(pound)(pound)(pound) (pound)(pound) (pound) (pound)
                                      000     000     000    000   000     000    000    000    000     000    000      000
------------------------------------ ------ ------- ------ ----- ------- ------ ------ ------ ------- ------ ------- -------
Executive
C J Burdick                            377     319     11    16    2832   1893      -      -     671    524      14      13
S S Cook (app 19.4.00)                 355     245      3     1     112   1953      -      -     470    441      70      48
R Fuller (app 1.12.00) (res            273      33     10     1       -   2503      -      -     283    284      61       7
31.8.01)
P B Harman (app 19.4.00) (res            -      98      -     7       -      -      -      -       -    105       -      10
14.7.00)
V M Hull (res 18.8.00)                   -     143      -     5       -   2383      -    302       -    688       -      12
A K Illsley (res 19.4.00)                -     169      -     6       -   1683      -    669       -  1,012       -      46
M W Luiz (app 16.11.00)                338      38     14     1     109     88      -      -     461    127      40      34
A N Singer (app 19.4.00)               575     340     18    23     186    141      -      -     779    504      58      34
Non-executive
Lord Borrie (res 21.6.01)               17      35      -     -       -      -      -      -      17     35       -       -
D P Kingsmill (app 22.6.01)             18       -      -     -       -      -      -      -      18      -       -       -
W A Rice                                35      35      -     -       -      -      -      -      35     35       -       -
A W P Stenham4                         175     214     15     -       -      -      -      -     190    214       -       -
S M Yassukovich (app 19.4.00)           41      29      -     -       -      -      -      -      41     29       -       -
------------------------------------ ------ ------- ------ ----- ------- ------ ------ ------ ------- ------ ------- -------
                                     2,204   1,698     71    60     690  1,269      -    971   2,965  3,998     243     174
------------------------------------ ------ ------- ------ ----- ------- ------ ------ ------ ------- ------ ------- -------

The following non-executive directors did not receive any remuneration from the Company in either 2001 or 2000 for their services: A G Ames (res 4.8.00), R R Bennett, S Boyd (res 4.8.00), S Brych-Nourry (res 4.8.00), M T C Curtis, D Durkin, G Hollis, N Holloway (res 2.8.01), S Ullah and H P Vigil.

Notes
1 The pension contributions for the directors were paid into their personal pension schemes. None of the directors are members of the Company's money purchase occupational pension plan. Bonuses paid to directors are not pensionable.

2 (pound)170,000 within the figure shown for C J Burdick was paid as a special bonus in respect of his contribution to the negotiations in obtaining the new senior secured credit facilities.

3 For the year ended December 2000, C J Burdick and S S Cook were each paid a special bonus of (pound)100,000 and A K Illsley was paid a special bonus of (pound)85,000 in respect of their contributions to the completion of the acquisition of Flextech in April 2000. Also for the year ended December 2000, V M Hull was paid a special bonus of (pound)150,000 in respect of her contribution to the completion of the acquisition of Flextech in April 2000 and in relation to the transactions relating to the acquisition by Microsoft of the majority of MediaOne's shareholding in the Company in July 2000. R Fuller was paid an initial bonus of (pound)250,000 on joining the Company in December 2000.

4 A W P Stenham receives an annual fee of (pound)175,000 and support services or compensation in lieu of, up to a maximum of (pound)75,000.

Remuneration policy for non-executive directors
Cob Stenham has a letter of appointment for a fixed term of one year from 1 December 1999, continuing thereafter unless terminated by 12 months' notice by either party.

The non-executive directors are not eligible for pension scheme membership and other than disclosed below, do not participate in any of the Company's bonus, share option or other incentive schemes. All non-executive directors are eligible for reappointment at each Annual General Meeting. Their remuneration is approved by the board of directors. The shareholder directors have no formal appointment letters and are not paid by the Company for their services as board members.

Directors' Remuneration Report
continued

Directors' interests
Beneficial and family interests in ordinary shares of the Company are as follows:

                                                                                     2000               2001
                                                              (or at date of appointment)
------------------------------------------------- ---------------------------------------- ------------------
C J Burdick                                                                       167,971            294,201
D P Kingsmill                                                                           -             30,983
M W Luiz                                                                           20,631             20,631
W A Rice                                                                           27,120             27,120
A N Singer                                                                        194,508            194,508
A W P Stenham                                                                      40,000             40,000
S M Yassukovich                                                                    24,297             47,513
------------------------------------------------- ---------------------------------------- ------------------

Options to acquire ordinary shares of the Company granted under the Executive Share Option Schemes and the Sharesave Schemes are shown below:

                                                                        Number of
                                                                           shares                                Exercise
                           Number of    Granted                             under                                   price
                        shares under  /(lapsed)                         option at                                     per
                        option at 31     during       Date of         31 December                                   share
                       December 2000       2001   grant/lapse  Note          2001               Exercise period    (pence)
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
C J Burdick                   27,486          -             -     a        27,486         13/3/2000 - 12/3/2007     109.1
                             800,542          -             -     b       800,542         13/3/2000 - 12/3/2007     108.7
                           1,192,982          -             -     b     1,192,982         30/6/2003 - 29/6/2010     228.0
                                   -    583,333        7/6/01     b       583,333           7/6/2004 - 6/6/2011     120.0
                                   -    233,333      16/11/01     b       233,333       16/11/2004 - 15/11/2011      75.0
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
Totals                     2,021,010    816,666                         2,837,676
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
S S Cook                      21,394          -             -     a        21,394         22/6/2000 - 21/4/2002     140.2
                             742,021          -             -     b       742,021         22/6/2000 - 21/4/2002     140.2
                             982,456          -             -     b       982,456         30/6/2003 - 29/6/2010     228.0
                             421,052          -             -     b       421,052       21/11/2003 - 20/11/2010     114.0
                              10,977          -             -     c        10,977          1/2/2004 - 31/7/2004      88.3
                                   -    583,333        7/6/01     b       583,333           7/6/2004 - 6/6/2011     120.0
                                   -    233,333      16/11/01     b       233,333       16/11/2004 - 15/11/2001      75.0
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
Totals                     2,177,900    816,666                         2,994,566
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
M W Luiz                     169,223          -             -     a       169,223         19/6/1998 - 18/6/2005      99.9
                             397,776          -             -     b       397,776         19/6/1998 - 18/6/2002      99.9
                           1,052,631          -             -     b     1,052,631         30/6/2003 - 29/6/2010     228.0
                              10,977          -             -     c        10,977          1/2/2004 - 31/7/2004      88.3
                                   -    583,333        7/6/01     b       583,333           7/6/2004 - 6/6/2011     120.0
                                   -    233,333      16/11/01     b       233,333       16/11/2004 - 15/11/2011      75.0
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
Totals                     1,630,607    816,666                         2,447,273
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
A N Singer                    12,765          -             -     a        12,765         30/6/2003 - 29/6/2010     235.0
                           1,741,229          -             -     b     1,741,229         30/6/2003 - 29/6/2010     228.0
                               8,414    (8,414)      30/11/01     c             -                             -         -
                                   -  1,000,000        7/6/01     b     1,000,000           7/6/2004 - 6/6/2011     120.0
                                   -    400,000      16/11/01     b       400,000       16/11/2004 - 15/11/2011      75.0
                                   -      3,247      14/12/01     c         3,247          1/2/2005 - 31/7/2005      58.5
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
Totals                     1,762,408  1,394,833                         3,157,241
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
A W P Stenham                 10,977          -             -     c        10,977          1/2/2004 - 31/7/2004      88.3
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
Totals                        10,977                                       10,977
-------------------- ---------------- ---------- ------------- ----- ------------- ----------------------------- ---------
a. Approved Executive Share Options; b. Unapproved Executive Share Options; c. Sharesave

Other entitlements to ordinary shares of the Company:

Telewest Long Term Incentive Plan:

                                                                                       Details of shares transferred
                                                                                   ------------------------------------
                        Number of                            Number of                  Market
                        shares at                            Shares at   Transfer    price per     Date of        Gross
                               31      Lapsed  Transferred          31      dates     share on    transfer      gain on
                         December      during       during    December                transfer                 transfer
                             2000        2001         2001        2001                   pence                   (pound)
---------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------ -----------
CJ Burdick                116,365           -   (116,356)           9           -          74     16/11/01      86,100
                          132,211           -    (66,099)      66,112        From         119      23/3/01      78,660
                                                                          20/3/02
                          185,116   (185,116)           -           -           -           -            -           -
                           51,546           -           -      51,546    50% from           -            -           -
                                                                         30/3/03,
                                                                         50% from
                                                                          30/3/04
---------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------ -----------
Totals                    485,238   (185,116)   (182,455)     117,667                                          164,760
---------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------ -----------

The Telewest Equity Participation Plan:
                                                                                       Details of shares transferred
                                                                                   ------------------------------------
                        Number of    Matching                Number of
                            bonus  allocation                shares at                                            Gross
                        shares at       at 31                       31                  Market                  gain on
                               31    December Transferred     December    Transfer   price per      Date of    transfer
                         December        2000      during         2001       dates    share in     transfer          of
                             2000                    2001                             transfer                 matching
                                                                                         pence               allocation
                                                                                                                 (pound)
---------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------ -----------
C J Burdick                14,180      14,180    (28,360)           -           -         119      23/3/01      16,880
                           19,989      25,401           -      40,390        From           -            -           -
                                                                          22/3/02
---------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------ -----------
Totals                     29,169      39,581    (28,360)      40,390                                           16,880
---------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------ -----------

The Telewest Restricted Share Scheme:

                                                                                              Number of
                                                           Number of shares                   shares at
                                                             at 31 December       Awarded   31 December       Transfer
                                                                       2000   during 2001          2001          dates
-------------------------------------------------------- ------------------- ------------- ------------- --------------
                                                                                                                  From
C J Burdick                                                               -       185,915       185,915        12/6/04
-------------------------------------------------------- ------------------- ------------- ------------- --------------
Total                                                                     -       185,915       185,915
-------------------------------------------------------- ------------------- ------------- ------------- --------------

The middle market price on 31 December 2001, was 62 pence and the range during the year was 161 pence to 23 pence. Further information on share price movements during the year is given in the Shareholder Information on page 106.

Save as disclosed above, no right to subscribe for shares in the Company or its subsidiaries was granted to or exercised by a director, or any member of his immediate family during 2001.

None of the directors are or were interested in the Company's limited voting convertible ordinary share capital. Save as disclosed above, the directors had no interests in the issued share capital of the Company or its subsidiaries at the dates given above.

On 28 February 2002, the Telewest 1994 Employees' Share Ownership Plan Trust held 1,098,793 ordinary shares. Each of the executive directors is deemed to have a technical interest in all the ordinary shares held by the trustees.

Save as noted above, the interests of the directors set out herein have not changed between the end of the financial year and the date of this report.

Statement of Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing the financial statements, the directors are required to: select suitable accounting policies and apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities. The directors, having prepared the financial statements, note that the auditors are required by the Act to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their auditor's report.

Independent Auditor's Report
to the members of Telewest Communications plc

We have audited the financial statements on pages 40 to 71.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the Annual Report. As described on page 38 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 27 to 31 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

[KPMG signature]

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England

28 February 2002

UK GAAP
Consolidated Profit and Loss Account
for the year ended 31 December 2001

                                                                                  2001            2001         2001         2000
                                                                                Before
                                                                           exceptional     Exceptional
                                                                  Notes          items           items        Total        Total
                                                                                (pound)         (pound)      (pound)      (pound)
                                                                               million         million      million      million
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Turnover
  Existing operations                                                2          1,260               -        1,260        1,093
  Share of joint ventures' turnover                                  2             63               -           63           36
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Total turnover - continuing operations                                          1,323               -        1,323        1,129
Less: share of joint ventures' turnover                                          (63)               -         (63)         (36)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Group turnover                                                                  1,260               -        1,260        1,093
Total operating expenses                                             3        (1,580)           (992)      (2,572)      (1,387)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Group operating loss - continuing operations                                    (320)           (992)      (1,312)        (294)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
   Group turnover                                                               1,260               -        1,260        1,093
   Operating expenses before depreciation and  amortisation                     (954)               -        (954)        (846)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
   EBITDA                                                            1            306               -          306          247
   Depreciation and amortisation                                                (626)           (992)      (1,618)        (541)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
   Group operating loss                                                         (320)           (992)      (1,312)        (294)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Loss on disposal of investments                                      7              -             (4)          (4)            -
Share of operating profits/(losses) of joint ventures               14              9               -            9          (2)
Share of operating (losses)/profits of associated
undertakings                                                        14            (7)               -          (7)            3
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Total operating loss: group and share of joint ventures and                     (318)           (996)      (1,314)        (293)
associated undertakings
Interest receivable and similar income                               8             15               -           15           16
Amounts written off investments                                     14              -           (138)        (138)            -
Interest payable and similar charges                                 9          (494)               -        (494)        (424)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Loss on ordinary activities before taxation                                     (797)         (1,134)      (1,931)        (701)
Tax on loss on ordinary activities                                  10            (5)               -          (5)          (5)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Loss on ordinary activities after taxation                                      (802)         (1,134)      (1,936)        (706)
Minority interests                                                  21              1               -            1            -
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Loss for the financial year                                                     (801)         (1,134)      (1,935)        (706)
-------------------------------------------------------------- -------- -------------- --------------- ------------ ------------
Basic and diluted loss per ordinary share (pence)                   11         (27.8)          (39.4)       (67.2)       (26.1)

US GAAP
--------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet (years ended December 31 2001)
US GAAP
Consolidated Balance Sheet
as at 31 December 2001                                                         2001         2001       2000         2000
                                                                  Notes       (pound)      (pound)    (pound)      (pound)
                                                                              million      million    million      million
--------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                    12                     1,743                   2,878
Tangible assets                                                      13                     3,498                   3,290
Investments in associated undertakings and participating
interests                                                            14                       107                     172
Investments in joint ventures:
   Share of gross assets                                                            30                    34
   Goodwill                                                                        330                   428
   Share of gross liabilities                                                    (138)                 (142)
   Loans to joint ventures                                                         218                   229
                                                                       ----------------          ------------
                                                                     14                       440                     549
Other investments                                                    14                         1                       2

--------------------------------------------------------------------------------------------------------------------------
                                                                                            5,789                   6,891

Current assets
Stocks                                                               15                        67                      69
Debtors                                                              16                       239                     244
Secured cash deposits restricted for more than one year                                        20                      12
Cash at bank and in hand                                                                       14                      60

--------------------------------------------------------------------------------------------------------------------------
                                                                                              340                     385

Creditors: amounts falling due within one year                       17                     (670)                 (1,343)

--------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                     (330)                   (958)

--------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                       5,459                   5,933

Creditors: amounts falling due after more than one year
(includes convertible debt of(pound)904m and(pound)847m in 2001
and 2000 respectively)                                               17                   (5,031)                 (3,580)
Minority interests                                                   21                       (1)                       2

--------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                    427                   2,355
--------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                              22                       287                     288
Limited voting shares                                                22                         8                       6
Share premium account                                                23                     1,254                   1,249
Merger reserve                                                       23                     2,769                   2,769
Other reserves                                                       23                       279                     277
Profit and loss account                                              23                   (4,170)                 (2,234)

--------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                    427                   2,355
--------------------------------------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors on 28 February 2002 and signed on its behalf by:

A N Singer                                                        C J Burdick
Director                                                          Director

UK GAAP
----------------------------------------------------------------------------------------------------------------------
Company Balance Sheet (as at 31 December)
UK GAAP
Company Balance Sheet
as at 31 December 2001
                                                                                                    2001         2000
                                                                                     Notes(pound)million(pound)million
----------------------------------------------------------------------------------------------------------------------
Fixed assets
Investments                                                                             14         3,953        5,345
----------------------------------------------------------------------------------------------------------------------

Current assets
Debtors                                                                                 16         3,898        3,560
Cash at bank and in hand                                                                               -           16
----------------------------------------------------------------------------------------------------------------------
                                                                                                   3,898        3,576

Creditors: amounts falling due within one year                                          17          (72)         (72)

----------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                 3,826        3,504

----------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              7,779        8,849

Creditors: amounts falling due after more than one year (includes
convertible debt of(pound)565m and(pound)520m in 2001 and 2000 respectively)            17       (3,968)      (3,800)

----------------------------------------------------------------------------------------------------------------------
Net assets                                                                                         3,811        5,049
----------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                                 22           287          288
Limited voting shares                                                                   22             8            6
Share premium account                                                                   23         1,254        1,249
Merger reserve                                                                          23         2,235        2,235
Other reserves                                                                          23         1,252        1,252
Profit and loss account                                                                 23       (1,225)           19

----------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                         3,811        5,049
----------------------------------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors on 28 February 2002 and signed on its behalf by:

A N Singer                                                  C J Burdick
Director                                                    Director

UK GAAP
----------------------------------------------------------------------------------------------------------------------
Company Balance Sheet (as at 31 December)
UK GAAP
Consolidated Cash Flow Statement
for year ended 31 December 2001
                                                                                                    2001          2000
                                                                                     Notes(pound)million(pound)million
----------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                               25           348          194
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Dividends received from associated undertakings                                                        3            3
----------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                                                                      5            7
Interest paid                                                                                      (335)        (164)
Interest element of finance lease payments                                                          (20)         (14)
Issue costs of Notes and credit facility arrangement costs                                          (41)         (21)

----------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                              (391)        (192)
----------------------------------------------------------------------------------------------------------------------

Capital expenditure
Purchase of tangible fixed assets                                                                  (548)        (547)
Sale of tangible fixed assets                                                                          2            2

----------------------------------------------------------------------------------------------------------------------
Net cash outflow for capital expenditure                                                           (546)        (545)
----------------------------------------------------------------------------------------------------------------------

Acquisitions and disposals
Purchase of  subsidiary undertakings                                                                 (6)         (32)
Disposal of a subsidiary undertaking                                                                  10            -
Cash acquired with subsidiary undertakings                                                             -            8
Cash disposed of with a subsidiary undertaking                                                       (2)            -
Investments in associated undertakings and other participating interests                            (26)         (10)

----------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                                                    (24)         (34)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net cash outflow before use of liquid resources and financing                                      (610)        (574)
----------------------------------------------------------------------------------------------------------------------

Management of liquid resources
Net decrease in fixed and secured deposits                                                            11           32
----------------------------------------------------------------------------------------------------------------------

Financing
Net repayment of borrowings under old credit facilities                                            (824)        (141)
Net proceeds/(repayments) from borrowings under new credit facilities                              1,393        (260)
Share issue costs                                                                                      -         (13)
Repayments of loans made to joint ventures (net)                                                      21           14
Proceeds from issue of Accreting Convertible Notes 2003                                               30           20
Proceeds from issue of Senior Convertible Notes 2005                                                   -          330
Proceeds from issue of Senior Discount Notes and Senior Notes 2010                                     -          544
Net proceeds from maturity of forward contracts                                                        -          107
Proceeds from exercise of share options                                                                6            3
Capital element of finance lease payments                                                           (54)         (35)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                                       572          569
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in the year                                                 26          (27)           27
----------------------------------------------------------------------------------------------------------------------

UK GAAP
----------------------------------------------------------------------------------------------------------------------
Company Balance Sheet (as at 31 December)
UK GAAP
Reconciliation of Movements in Equity Shareholders' Funds
for the year ending 31 December 2001
                                                                                 Group    Company    Group    Company
                                                                                  2001       2001     2000       2000
                                                                                (pound)    (pound)  (pound)    (pound)
                                                                      Notes    million     million  million    million
----------------------------------------------------------------------------------------------------------------------
Opening equity shareholders' funds                                               2,355      5,049      754      1,965
(Loss)/profit for the financial year                                     23    (1,935)    (1,243)    (706)         16
Unrealised gain on intra group sale of investments                                   -          -        -        768
Unrealised gain on deemed partial disposal of investment in a
    subsidiary undertaking                                               23          1          -        7          -
Gain on retranslation of investment in an overseas subsidiary
    undertaking                                                          23          1          -        -          -
Accrued share based compensation cost                                    23        (1)        (1)        2          2
Issue of shares                                                      22, 23          6          6    2,298      2,298
----------------------------------------------------------------------------------------------------------------------
Closing equity shareholders' funds                                                 427      3,811    2,355      5,049
----------------------------------------------------------------------------------------------------------------------


Statement of Total Recognised Gains and Losses
for the year ended 31 December 2001
                                                                                 Group    Company    Group    Company
                                                                                  2001       2001     2000       2000
                                                                                (pound)    (pound)  (pound)    (pound)
                                                                      Notes     million    million  million    million
----------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                                     23    (1,935)    (1,243)    (706)         16
Unrealised gain on deemed partial disposal of investment
      in a subsidiary undertaking                                        23          1          -        7          -
Unrealised gain on intra group sale of investments                                   -          -        -        768
----------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses relating
     To the financial year                                                     (1,934)    (1,243)    (699)        784
----------------------------------------------------------------------------------------------------------------------

UK GAAP
Notes to the Accounts
for the year ended 31 December 2001

1    ACCOUNTING POLICIES

The principal accounting policies, which have been applied consistently throughout the year in the preparation of the financial statements, are as follows:

Basis of preparation


The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules. The following accounting standards are effective for the first time this year and have been adopted by the Group:

FRS 17 Retirement benefits: the transitional arrangements of FRS 17 require certain additional disclosures to be given which, where applicable, are included in note 19 to the financial statements. There is no effect on the results or financial position of the Group, as the transitional provisions require only disclosures to be made.

FRS 18 Accounting policies: FRS 18 requires the directors to adopt the most appropriate accounting policies having regard to factors including normal industry practice and comparability with other entities in the same sector. The directors have considered the Group's accounting policies in the light of these requirements and have concluded that no changes are currently needed.

The financial statements have been prepared on a going concern basis. The terms of the Group's borrowings require compliance with a range of financial covenants. The directors expect the Group to be in compliance with the financial covenants for a period of at least twelve months following the date of approval of these financial statements. Further details of the directors' analysis of going concern are included in the Corporate Governance report on page xx..

The directors have decided to publish EBITDA in addition to the statutory financial information as they consider that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry. EBITDA represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings and include the Group's share of associated undertakings and joint ventures on an equity accounted basis. The results of subsidiary undertakings acquired or disposed of during the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. An associate is an undertaking in which the Group has a long-term interest usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long term interest and over which it exercises joint control. The Group's share of the profits and losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in the consolidated balance sheet.

The Company has taken advantage of Section 230 of the Companies Act 1985 and has not presented a profit and loss account. The loss of the Company for the financial year is disclosed in note 23 to these financial statements.

Investments

Investments in subsidiary and associated undertakings and joint ventures are stated in the Company balance sheet at cost less provision for impairment in value.

UK GAAP
Notes to the Accounts
continued

1 ACCOUNTING POLICIES (CONTINUED)
Goodwill
Purchased goodwill on the acquisition of subsidiary and associated undertakings and joint ventures represents the excess of the fair value of the consideration and associated acquisition costs given over the fair value of the separable net assets acquired.

Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998, when FRS 10 Goodwill and Intangible Assets was adopted, was written off to reserves in the year of acquisition. Upon subsequent disposal, any related goodwill previously written off to reserves is written back to the profit and loss account as part of the profit and loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life. The useful economic life is assessed for each acquisition after having regard to the future economic benefits expected to be generated by the acquisition and any legal or other restrictions that may exist. Goodwill on acquisitions since 1 January 1998 are being amortised over a 20-year period. On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Any impairment charge on subsidiary undertakings is included within operating loss and any impairment charge on joint ventures and associated undertakings is included within amounts written off investments.

Cash and liquid resources
Cash, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2001, the Group's liquid resources comprise short-term money market deposits.

Capitalisation of overheads and staff costs
The Group capitalises that proportion of overheads and staff costs which are directly attributable to the construction and development of the cable network and related infrastructure.

Depreciation
Depreciation is provided to write off the cost, less estimated residual value, of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings       50 years      Subscriber electronics                      5 years
Cable and ducting                           20 years      Headend, studio and playback facilities     5 years
Electronic equipment                                      Other equipment
System electronics                           8 years      Office furniture and fittings               5 years
Switching equipment                          8 years      Motor vehicles                              4 years

Foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, to the extent that they are not hedged by financial instruments, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Leases
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future instalments. Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the life of the lease.

Turnover
Revenues are recognised as network communication services are provided. Connection and activation fees relating to cable television, telephony and internet customers are recognised in the period of connection to the extent that such fees are less than direct selling costs. All other up-front fees are deferred and recognised over the estimated average period that the customers are expected to remain connected to the system.

Occasionally, the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as finance leases, operating leases, or service agreements depending on the terms of the transaction. Revenue for sales of capacity, which meet the criteria of a finance lease, is recognised as revenue using the percentage-of-completion method. If the requirements of finance lease accounting are not met, revenues are recognised over the term of the agreement.

Programming revenues are recognised based on subscriber numbers for the period. Revenues on transactional and interactive sales are recognised when the services are delivered. Advertising sales revenue is recognised at estimated realisable values when the advertising is aired.

Recognition of contract costs
Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within stocks or fixed assets, respectively. The allocation of construction costs between costs expensed to the profit and loss account and costs capitalised within stocks or fixed assets is based upon the ratio of capacity sold and retained.

Stocks
Stocks of equipment, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Stocks for resale are stated at the lower of cost and net realisable value.

Programming inventory comprises fees paid for film licences and film distribution rights and is stated at cost less accumulated amortisation and any provision for impairment in value. Internal infomercial and video brochure costs are capitalised and written off over two years.

Amortisation is provided to write off the cost of the programming inventory as follows:

Licence fees               on a transmission basis
Distribution rights        matched to period sales as a proportion of
                           anticipated sales

Franchise costs
Expenditure incurred on successful applications for franchise licences is included in tangible fixed assets and is amortised over the life of the original franchise term. Costs relating to unsuccessful applications are written off to the profit and loss account.

UK GAAP
Notes to the Accounts
continued

1 ACCOUNTING POLICIES (CONTINUED)
Taxation
The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual asset or liability will crystallise. The charge for taxation also includes a share of the tax charges of the associates and joint ventures.

Loss per share
In accordance with FRS 14 Earnings per share the Group presents both basic and diluted loss per share for the current and preceding years. The basis of calculation is given in note 11 to the financial statements.

Pension costs
The Group operates a defined contribution pension scheme or contributes to third-party schemes on behalf of the employees.

The amount charged against the profit and loss account represents the contributions payable to the selected schemes in respect of the accounting period.

Restricted Share Scheme ("RSS")/Long Term Incentive Plan ("LTIP")/Equity Participation Plan ("EPP") The value of awards over ordinary shares granted to eligible employees under these schemes is charged to the profit and loss account based on the fair value of the shares at the date of grant and to the extent that the awards have been earned by employees in the current period.

Interconnection with other operators
When telephony traffic is carried by other operators the Group incurs interconnect costs. Some interconnect costs are subject to regulation in the form of a determination by the Office of Telecommunications. A determination may give rise to amendments, most often in the form of reductions, to interconnect costs relating to prior periods.

The Group reviews its interconnect costs on a regular basis and adjusts the rate at which these costs are charged in the profit and loss account in accordance with the estimated interconnect costs for the current period. Amendments to costs relating to prior periods are made in the current period, but only when recovery or payment of these amounts is reasonably certain.

Financial instruments
The Group enters into combined foreign currency and interest rate swap contracts ("foreign currency swaps") to hedge against adverse changes in foreign currency exchange rates associated with obligations denominated in foreign currency. The principal element of foreign currency swaps is translated at the spot rate at the reporting date with any gain or loss on translation recognised in the profit and loss account. Such gains and losses are offset against gains and losses arising on the translation of the obligations which have been hedged. The interest element of foreign currency swaps is accounted for on an accruals basis with the net interest income or expense recognised in the profit and loss account as it is earned and payable. On maturity the principal elements are re-exchanged.

The Group also uses foreign exchange forward contracts to hedge against adverse changes in foreign currency exchange rates associated with principal amounts of bonds denominated in foreign currency and of future interest payments on those bonds. Hedge accounting is used on the hedges of future interest payments as these payments represent fixed obligations of the Group. Hedge accounting is used on the hedges of bond principal amounts where the maturity of the hedging instrument matches the first call date of the bonds which they hedge. Where hedge accounting is permitted by accounting rules, the hedged obligation is translated at the forward contracted rate. Where hedge accounting is not permitted by accounting rules, the contracts are recorded on the balance sheet at their fair market value.

Interest rate swap agreements, which are used to manage interest rate risk on the Group's borrowings, are accounted for using the accruals method. Net income or expense resulting from the differential between exchanging floating and fixed rate interest payments is recorded on an accruals basis. To the extent that the interest rate swap agreements are delayed starting, net income or expense is not recognised until the effective date of the agreement.

Where hedged transactions are not likely to occur or the derivative financial instruments cease to be regarded as hedges, then the derivatives are recorded on the balance sheet at their market values with changes in the market values recorded in the profit and loss account.

Finance costs
Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant-yield basis. Where the period and utilisation of the debt facility is uncertain, the amortisation rate is determined by reference to the Group's estimated future financing requirements. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

2   SEGMENTAL INFORMATION
The Group has two classes of business, being cable and content. Cable Division turnover is attributable principally to the provision of cable television, telephony and internet services in the United Kingdom, which the directors consider to be the same class of business and, accordingly, no further analysis of operating loss or net assets within the Cable Division is shown. Content Division turnover is attributable principally to the supply of entertainment content, interactive and transactional services to the UK pay-TV and internet markets. Turnover by business segment was:

Turnover by business segment was:                                  2001             2001            2001         2000
                                                                                  Inter-
                                                               Existing       divisional
                                                             operations         turnover           Total        Total
                                                        (pound) million  (pound) million (pound) million(pound)million
----------------------------------------------------------------------------------------------------------------------
Consumer Division
    Cable television                                                329                -             329          279
    Telephony                                                       488                -             488          445
    Internet and other                                               40                -              40           16
----------------------------------------------------------------------------------------------------------------------
                                                                    857                -             857          740

Business Division                                                   274                -             274          271
----------------------------------------------------------------------------------------------------------------------
Total Cable Division                                              1,131                -           1,131        1,011
----------------------------------------------------------------------------------------------------------------------
Content Division
   Programming, transactional
     and interactive revenues                                       143             (14)             129           82
   Share of joint ventures' turnover                                 63                -              63           36
----------------------------------------------------------------------------------------------------------------------
Total Content Division                                              206             (14)             192          118
----------------------------------------------------------------------------------------------------------------------
Total turnover                                                    1,337             (14)           1,323        1,129
Less: share of joint ventures' turnover                            (63)                -            (63)         (36)
----------------------------------------------------------------------------------------------------------------------
Group turnover                                                    1,274             (14)           1,260        1,093
----------------------------------------------------------------------------------------------------------------------

Internet and other revenue comprises internet sales and sales of cable publications

UK GAAP
Notes to the Accounts
continued

2 SEGMENTAL INFORMATION (CONTINUED)
                                     2001       2001         2001       2001       2000       2000          2000       2000
                                    Cable    Content       Inter-      Total      Cable    Content        Inter-      Total
                                                       divisional                                     divisional
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
                                  (pound)    (pound)    (pound)      (pound)    (pound)   (pound)      (pound)      (pound)
                                  million    million    million      million    million   million      million      million
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Segmental analysis of
operating results
Group turnover                      1,131        143         (14)      1,260      1,011         89           (7)      1,093
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Operating expenses before
depreciation and amortisation       (833)      (135)           14      (954)      (763)       (90)             7      (846)
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
EBITDA                                298          8            -        306        248        (1)             -        247
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Depreciation of tangible            (429)       (16)            -      (445)      (368)       (31)             -      (399)
fixed assets
Amortisation of goodwill and
intangible assets                    (68)    (1,105)            -    (1,173)       (67)       (75)             -      (142)
Other operating expenses            (833)      (135)           14      (954)      (763)       (90)             7      (846)
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Total operating expenses          (1,330)    (1,256)           14    (2,572)    (1,198)      (196)             7    (1,387)
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Group operating loss                (199)    (1,113)            -    (1,312)      (187)      (107)             -      (294)
Loss on disposal of
investments                             -        (4)            -        (4)          -          -             -          -
Share of operating
(losses)/profits of joint
ventures                              (2)         11            -          9        (6)          4             -        (2)
Share of operating
(losses)/profits of
associated undertakings               (4)        (3)            -        (7)          -          3             -          3
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Total operating loss                (205)    (1,109)            -    (1,314)      (193)      (100)             -      (293)
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Amounts written off                                                    (138)                                              -
investments
Net interest payable                                                   (479)                                          (408)
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------
Loss on ordinary activities
before taxation                                                      (1,931)                                          (701)
------------------------------- ---------- ---------- ------------ ---------- ---------- ---------- ------------- ----------

                                                                                                      2001          2000
                                                                                           (pound) million(pound)million
-------------------------------------------------------------------------------------------------------------------------
Net assets
Cable Division                                                                                       4,372         4,351
Content Division (includes(pound)538 million (2000:(pound)714 million) of joint ventures and
associated undertakings)                                                                             1,178         2,444
Other investments                                                                                       10             9
Debt (including finance lease obligations)                                                         (5,132)       (4,451)

Minority interests                                                                                     (1)             2
-------------------------------------------------------------------------------------------------------------------------
Total net assets                                                                                       427         2,355
-------------------------------------------------------------------------------------------------------------------------

3  OPERATING EXPENSES
                                     2001              2001             2001          2000             2000         2000
                                 Existing   Interdivisional                       Existing  Interdivisional
                               operations           charges            Total    operations          charges        Total
                          (pound) million   (pound) million  (pound) million(pound)million  (pound) million(pound)million
--------------------------- -------------- ----------------- ---------------- ------------- ---------------- ------------
Cost of Sales:
Consumer programming expenses         153              (11)              142           139              (7)          132
Business and consumer telephony
expenses                              238                 -              238           235                -          235
Content Division expenses              83                 -               83            46                -           46
---------------------------------- ------- ----------------- ---------------- ------------- ---------------- ------------
Prime cost of sales (cost of
sales before depreciation)            474              (11)              463           420              (7)          413
Depreciation of tangible fixed
assets                                445                 -              445           399                -          399
---------------------------------- ------- ----------------- ---------------- ------------- ---------------- ------------
                                      919              (11)              908           819              (7)          812
------------------------------------------ ----------------- ---------------- ------------- ---------------- ------------
Administration expenses
Selling general and
administrative expenses               494               (3)              491           433                -          433
Amortisation of goodwill and
intangible assets                   1,173                 -            1,173           142                -          142
---------------------------------- ------- ----------------- ---------------- ------------- ---------------- ------------
                                    1,667               (3)            1,664           575                -          575
---------------------------------- ------- ----------------- ---------------- ------------- ---------------- ------------
Total operating expenses            2,586              (14)            2,572         1,394              (7)        1,387
---------------------------------- ------- ----------------- ---------------- ------------- ---------------- ------------

The Group has carried out an impairment review of goodwill arising on acquisitions of subsidiary undertakings, joint ventures and associated undertakings. The impairment review was carried out in accordance with FRS 11 Impairment of Fixed Assets and Goodwill to ensure that goodwill is stated at no more than its recoverable amount being the higher of net realisable value and value in use. The impairment loss restated goodwill to its value in use and was determined using an average pre-tax discount rate of 11.5%. As a result an exceptional charge of (pound)992 million has been included within amortisation of goodwill and intangible assets, in respect of goodwill impairment relating to the Group's acquired subsidiaries. A further (pound)138 million of goodwill was written off in respect of associated undertakings and joint ventures (see note
14).

4    LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                                                2001             2000
                                                                                     (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation is stated after charging: Auditor's remuneration:
    Audit                                                                                          1                1
    Other services - auditor and its associates                                                    1                3
Depreciation and other amounts written off tangible fixed assets:
    Owned                                                                                        400              335
    Leased                                                                                        45               64
Amortisation of goodwill (including exceptional impairment charge of(pound)992m)               1,173              142
Amounts written off investments                                                                  138                -
Exchange losses                                                                                   15               17
Hire of plant and machinery - rentals payable under operating leases                               7                5
Hire of other assets - operating leases                                                           12               11
----------------------------------------------------------------------------------------------------------------------

The auditor's remuneration for audit services to the Company was(pound)39,000 (2000:(pound)40,000).

Other fees paid to the auditor and its associates in 2001 for other services derive principally from the Group's quarterly financial reporting obligations and from taxation advice.

In 2000 the auditor received (pound)1 million in respect of fees which were capitalised as acquisition costs relating to the Flextech and Eurobell transactions.

UK GAAP
Notes to the Accounts
continued

5    REMUNERATION OF DIRECTORS
                                                                                                2001             2000
                                                                                     (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
Fees to non-executive directors                                                                    -                -
Remuneration for executive directors:
    Basic salary, allowances and benefits                                                          2                2
    Performance-related bonuses                                                                    1                1
    Pension contributions                                                                          -                -
    Compensation for loss of office                                                                -                1
----------------------------------------------------------------------------------------------------------------------
Total in respect of the year                                                                       3                4
----------------------------------------------------------------------------------------------------------------------
The remuneration of the highest paid director was as follows:
    Basic salary, allowances and benefits                                                          1                -
    Performance-related bonuses                                                                    -                -
    Pension contributions                                                                          -                -
    Compensation for loss of office                                                                -                1
----------------------------------------------------------------------------------------------------------------------
Total in respect of the year                                                                       1                1
----------------------------------------------------------------------------------------------------------------------

A detailed analysis of directors' remuneration, including salaries and benefits, performance-related bonuses [and other bonuses] is set out in the Directors'
Remuneration Report on pages 32 to 35. Details of directors' interests in the share capital of the Company are set out in the Directors' Remuneration Report on pages 36 and 37.

6    STAFF NUMBERS AND COSTS
The weighted average number of persons employed by the Group (including directors) during the year analysed by category, was as follows:
                                                                                                 2001            2000
                                                                                               Number          Number
----------------------------------------------------------------------------------------------------------------------
Sales and customer services                                                                     5,160           4,129
Construction and operations                                                                     3,756           3,647
Administration                                                                                  1,745           1,526
----------------------------------------------------------------------------------------------------------------------
                                                                                               10,661           9,302
----------------------------------------------------------------------------------------------------------------------

The aggregate payroll costs of these persons, including amounts which have been capitalised in tangible fixed assets, were as follows:
                                                                                                 2001            2000
                                                                                      (pound) million (pound) million
----------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                                290             238
Social security costs                                                                              32              25
Other pension costs                                                                                10               8
----------------------------------------------------------------------------------------------------------------------
                                                                                                  332             271
----------------------------------------------------------------------------------------------------------------------

7        LOSS ON DISPOSAL OF INVESTMENTS
During the year, the Group closed its Florida based subsidiary HSNDI incurring an exceptional loss of (pound)4m.

8    INTEREST RECEIVABLE AND SIMILAR INCOME
                                                                                                 2001            2000
                                                                                      (pound) million (pound) million
----------------------------------------------------------------------------------------------------------------------
On bank deposits and short-term investments                                                         3               5
On loans made to associated undertakings and joint ventures                                        12              11
----------------------------------------------------------------------------------------------------------------------
                                                                                                   15              16
----------------------------------------------------------------------------------------------------------------------

9    INTEREST PAYABLE AND SIMILAR CHARGES
                                                                                                 2001            2000
                                                                                      (pound) million (pound) million
----------------------------------------------------------------------------------------------------------------------
On bank loans:
    Wholly repayable within five years                                                             22              79
    Wholly or partly repayable in more than five years                                             83               -
Finance costs of Notes and Debentures                                                             329             289
Finance charges payable in respect of finance leases and hire purchase contracts                   19               4
Exchange losses on foreign currency translation, net                                               15              17
Share of interest of associated undertakings and joint ventures                                    11               9
Extinguishment of debt                                                                              -              15
Other                                                                                              15              11
----------------------------------------------------------------------------------------------------------------------
                                                                                                  494             424
----------------------------------------------------------------------------------------------------------------------

10   TAX ON LOSS ON ORDINARY ACTIVITIES
                                                                                                2001             2000
                                                                                     (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
Share of tax of joint ventures                                                                     3                3
Share of tax of associated undertakings                                                            2                2
----------------------------------------------------------------------------------------------------------------------
                                                                                                   5                5
----------------------------------------------------------------------------------------------------------------------

11   LOSS PER SHARE
The calculation of basic and diluted loss per equity share is based on the loss on ordinary activities after taxation and minority interests for the year, divided by the weighted average number of equity shares as follows:
                                                                                                2001             2000
                                                                                             million          million
----------------------------------------------------------------------------------------------------------------------
Weighted average number of equity shares used for basic and diluted loss per share             2,880            2,705
----------------------------------------------------------------------------------------------------------------------

Diluted earnings per share are the same as earnings per share, as the effect of the inclusion of potential ordinary shares is to reduce the loss per share.

UK GAAP
Notes to the Accounts
continued

12   Intangible assets                                                                          2001             2000
                                                                                     (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
Positive purchased goodwill
Cost
At 1 January                                                                                   3,065            1,367
Purchased goodwill on Flextech                                                                     -            2,255
Allocated to associates and joint ventures                                                         -            (557)
Purchased goodwill on Eurobell                                                                     -                1
Adjustments to goodwill on purchase of Cable London                                                -              (1)
Additions                                                                                         11                -
----------------------------------------------------------------------------------------------------------------------
At 31 December                                                                                 3,076            3,065
----------------------------------------------------------------------------------------------------------------------
Provision for amortisation
At 1 January                                                                                     187               63
Impairment charge (note 3)                                                                       992                -
Amortisation charge                                                                              154              124
----------------------------------------------------------------------------------------------------------------------
At 31 December                                                                                 1,333              187
----------------------------------------------------------------------------------------------------------------------
Net book value                                                                                 1,743            2,878
----------------------------------------------------------------------------------------------------------------------

Additions in 2001 relate principally to the acquisition of Rapid Travel (see note 14).



13   TANGIBLE FIXED ASSETS                         Freehold
                                                   and long
                                                  leasehold
                                    Freehold       land and     Cable and     Electronic         Other
                                        land      buildings       ducting      equipment     equipment          Total
Group                        (pound) million(pound) million(pound)million(pound) million(pound)million(pound) million
----------------------------------------------------------------------------------------------------------------------
Cost
At 1 January 2001                          6            119         2,649          1,393           548          4,715
Additions                                  -             14           556             31            52            653
Disposals                                  -              -             -              -           (7)            (7)
----------------------------------------------------------------------------------------------------------------------
At 31 December 2001                        6            133         3,205          1,424           593          5,361
----------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
At 1 January 2001                          -             36           535            629           225          1,425
Charge for the year                        -             10           348             32            55            445
Disposals                                  -              -             -              -           (7)            (7)
----------------------------------------------------------------------------------------------------------------------
At 31 December 2001                        -             46           883            661           273          1,863
----------------------------------------------------------------------------------------------------------------------
Net book value at 31 December
2001                                       6             87         2,322            763           320          3,498
----------------------------------------------------------------------------------------------------------------------
Net book value at 31 December
2000                                       6             83         2,114            764           323          3,290
----------------------------------------------------------------------------------------------------------------------

Included in the net book value of electronic equipment and other equipment is (pound)103 million and (pound)66 million, respectively, (2000: (pound)107 million and (pound)68 million respectively) in respect of assets held under finance leases and similar hire purchase contracts. Depreciation charged on these assets was (pound)45 million (2000: (pound)64 million). The Company does not have any tangible fixed assets.

14 Fixed asset investments
Group
Investment in associated undertakings and other participating interests
                                                                                       Total -         Other
                                              Share of                              associated participating
                                            net assets   Goodwill         Loans   undertakings     interests      Total
                                               (pound)    (pound)       (pound)        (pound)       (pound)    (pound)
                                               million    million       million        million       million    million
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------
Cost
At 1 January 2001                                    9        114            39            162            7        169
Additions                                           11          -             6             17            3         20
Repayments received                                  -          -           (3)            (3)            -        (3)
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------
At 31 December 2001                                 20        114            42            176           10        186
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------

Share of post acquisition losses
At 1 January 2001                                    7          -             -              7            -          7
Share of operating losses                          (7)          -             -            (7)            -        (7)
Share of interest payable (note 9)                 (5)          -             -            (5)            -        (5)
Share of taxation (note 10)                        (2)          -             -            (2)            -        (2)
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------
At 31 December 2001                                (7)          -             -            (7)            -        (7)
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------

Provision
At 1 January 2001                                    -        (4)             -            (4)            -        (4)
Charge for the year                                  -        (6)             -            (6)          (1)        (7)
Amounts written off investments                      -       (61)             -           (61)            -       (61)
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------
At 31 December 2001                                  -       (71)             -           (71)          (1)       (72)
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------

Net investments
At 31 December 2001                                 13         43            42             98            9        107
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------
At 31 December 2000                                 16        110            39            165            7        172
------------------------------------------ ------------ ---------- ------------- -------------- ------------ ----------

Included within investments in associated undertakings and other participating interests is (pound)80 million in respect of listed investments. The aggregate market value of these listed investments at 31 December 2001 was (pound)80 million. In addition, as described in note 17, (pound)18 million of the investment in SMG plc provides security for a loan.

UK GAAP
Notes to the Accounts
Continued

14       FIXED ASSET INVESTMENTS (CONTINUED)
Investments in joint ventures
                                                         Share of net assets      Goodwill            Loans      Total
                                                             (pound) million(pound)million  (pound) million(pound)million
------------------------------------------------------- --------------------- ------------- ---------------- ----------
Cost
At 1 January 2001                                                      (100)           443              229        572
Additions                                                                  -             -               47         47
Repayments received                                                        -             -             (58)       (58)
------------------------------------------------------- --------------------- ------------- ---------------- ----------
At 31 December 2001                                                    (100)           443              218        561
------------------------------------------------------- --------------------- ------------- ---------------- ----------

Share of post acquisition losses
At 1 January 2001                                                        (8)             -                -        (8)
Share of operating profits                                                 9             -                -          9
Share of interest payable (note 9)                                       (6)             -                -        (6)
Share of taxation (note 10)                                              (3)             -                -        (3)
------------------------------------------------------- --------------------- ------------- ---------------- ----------
At 31 December 2001                                                      (8)             -                -        (8)
------------------------------------------------------- --------------------- ------------- ---------------- ----------

Provision
At 1 January 2001                                                          -          (15)                -       (15)
Charge for the year                                                        -          (21)                -       (21)
Amounts written off investments                                            -          (77)                -       (77)
------------------------------------------------------- --------------------- ------------- ---------------- ----------
At 31 December 2001                                                        -         (113)                -      (113)
------------------------------------------------------- --------------------- ------------- ---------------- ----------

Net investments
At 31 December 2001                                                    (108)           330              218        440
------------------------------------------------------- --------------------- ------------- ---------------- ----------
At 31 December 2000                                                    (108)           428              229        549
------------------------------------------------------- --------------------- ------------- ---------------- ----------

As described in note 3 the Group undertook an impairment review of goodwill arising on its acquisitions of subsidiary undertakings, joint ventures and associated undertakings. As a result (pound)61 million has been written off goodwill on associated undertakings and (pound)77 million has been written off goodwill on joint ventures.

Other investments
Own shares held
                                                                                                        (pound) million
------------------------------------------------------------------------------------------------------------ ----------
Cost
At 1 January 2001                                                                                                    2
Exercised in year                                                                                                  (1)
------------------------------------------------------------------------------------------------------------ ----------
At 31 December 2001                                                                                                  1
------------------------------------------------------------------------------------------------------------ ----------

Provision
At 1 January 2001                                                                                                    -
Charge for the year                                                                                                (1)
Exercised in year                                                                                                    1
------------------------------------------------------------------------------------------------------------ ----------
At 31 December 2001                                                                                                  -
------------------------------------------------------------------------------------------------------------ ----------

Net investments
At 31 December 2001                                                                                                  1
------------------------------------------------------------------------------------------------------------ ----------
At 31 December 2000                                                                                                  2
Total investments
At 31 December 2001                                                                                                548
------------------------------------------------------------ ----------------------------------------------------------
At 31 December 2000                                                                                                723
------------------------------------------------------------ ----------------------------------------------------------

Company
                                                   Shares in subsidiary    Participating        Own shares
                                                           undertakings        interests              held      Total
                                                        (pound) million  (pound) million   (pound) million(pound)million
----------------------------------------------------------------------------------------------------------------------
Cost
At 1 January 2001                                                 5,340               10                 2      5,352
Additions                                                             -                3                 -          3
Exercised in year                                                     -                -               (1)        (1)
Disposals                                                          (99)                -                 -       (99)
----------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                               5,241               13                 1      5,255
----------------------------------------------------------------------------------------------------------------------
Provision
At 1 January 2001                                                     -              (7)                 -        (7)
Charge for the year                                                   -              (3)               (1)        (4)
Exercised in year                                                     -                -                 1          1
Amounts written off investments                                 (1,292)                -                 -    (1,292)
----------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                             (1,292)             (10)                 -    (1,302)
----------------------------------------------------------------------------------------------------------------------
Net investments
At 31 December 2001                                               3,949                3                 1      3,953
----------------------------------------------------------------------------------------------------------------------
At 31 December 2000                                               5,340                3                 2      5,345
----------------------------------------------------------------------------------------------------------------------

The Company has undertaken an impairment review of the carrying value of its investments in subsidiary undertakings. The review was carried out on the same basis as described in note 3. As a result, (pound)1,292 million was written off investments in subsidiary undertakings.

Own shares held - Group and Company
At 31 December 2001, own shares held comprised 702,072 ordinary shares of 10 pence each held by the Telewest 1994 Employees Share Ownership Plan (the "Telewest ESOP") for awards under the Telewest Restricted Share Scheme (the "RSS") and the Telewest Long Term Incentive Plan (the "LTIP"), schemes designed to provide incentives to executives of the Company. Further details on the schemes are set out on page 41 of the Directors' Remuneration Report.

The market value at 31 December 2001 of the shares held was 62.0 pence per share; the carrying value of the shares held is 156.3 pence per share, being the weighted average cost of the shares acquired by the Telewest ESOP.

At 31 December 2001, 530,855 and 9 ordinary shares were reserved for existing awards to executives of the Group under the RSS and LTIP, respectively, leaving the remaining 171,208 shares available for future awards to eligible executives. The provision made against own shares held represents the awards earned by executives in respect of services to the Group.

The Telewest ESOP received an interest-free loan of (pound)7 million from the Group to subscribe for the ordinary shares to establish the Telewest ESOP. The loan is to be repaid by way of contributions made to the ESOP Trustees by subsidiary undertakings of the Group. At 31 December 2001, the Telewest ESOP owed (pound)2 million to the Group.

UK GAAP
Notes to the Accounts
continued

14   FIXED ASSET INVESTMENTS (CONTINUED)
Acquisitions

Rapid Travel Solutions Limited
On 30 May 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited ("Rapid Travel") and was granted a series of call options by and granted a series of put options to the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on 30 November 2003, at an aggregate cost of (pound)4 million..

The results of Rapid Travel from the acquisition date to 31 December 2001 have been consolidated within the Group profit and loss account. The acquisition has been accounted for using the acquisition method of accounting.

Rapid Travel's net liabilities on acquisition were (pound)0.5 million. There were no material fair value adjustments. Goodwill arising on the acquisition was (pound)7 million.

Rapid Travel made a net loss after taxation and minority interests of (pound)1 million for the period from 1 January 2001, the beginning of its financial year, to the date of acquisition. For the year ended 31 December 2000 Rapid Travel made a loss after tax and minority interest of (pound)nil.

15   Stocks                                                   Group          Company           Group         Company
                                                               2001             2001            2000            2000
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                     1                -               2               -
Equipment for re-sale                                            36                -              36               -
Programming inventory                                            30                -              31               -
---------------------------------------------------------------------------------------------------------------------
                                                                 67                -              69               -
---------------------------------------------------------------------------------------------------------------------

16   Debtors                                                  Group          Company           Group         Company
                                                               2001             2001            2000            2000
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Due within one year
Trade debtors                                                   117                -             115               -
Other debtors                                                    62               15              73              12
Prepayments and accrued income                                   60                -              56               -
Amounts owed by subsidiary undertakings                           -            3,883               -           3,548
---------------------------------------------------------------------------------------------------------------------
Total debtors                                                   239            3,898             244           3,560
---------------------------------------------------------------------------------------------------------------------

17   Creditors
Amounts falling due within one year                           Group          Company           Group         Company
                                                               2001             2001            2000            2000
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Old senior secured facility                                       -                -             690               -
Flextech facility                                                 -                -             116               -
SMG equity swap loan                                             33                -               -               -
Bank loans                                                        3                -               1               -
Other loans                                                       2                -              21               -
Vendor financing                                                 22                -               -               -
---------------------------------------------------------------------------------------------------------------------
                                                                 60                -             828               -
Obligations under finance leases and hire purchase
contracts                                                        47                2              47               2
Trade creditors                                                 108                -              96               -
Taxation and social security                                      6                -              10               -
Other creditors                                                  12                -              36               -
Accruals and deferred income                                    437               70             326              70
---------------------------------------------------------------------------------------------------------------------
                                                                670               72           1,343              72
---------------------------------------------------------------------------------------------------------------------
Amounts falling due after more than one year
Accreting Convertible Notes 2003                                268              268             225             225
Senior Convertible Notes 2005                                   339                -             327               -
Senior Debentures 2006                                          206              206             201             201
Senior Convertible Notes 2007                                   297              297             295             295
Senior Discount Debentures 2007                               1,072            1,072           1,077           1,077
Senior Notes 2008                                               231              231             230             230
Senior Discount Notes 2009                                      511              511             462             462
Senior Notes 2010                                               384              384             382             382
Senior Discount Notes 2010                                      194              194             171             171
Senior Secured Facility                                       1,324                -               -               -
Bank loans                                                        7                -               8               -
Vendor financing                                                  1                -               -               -
---------------------------------------------------------------------------------------------------------------------
                                                              4,834            3,163           3,378           3,043
Obligations under finance leases and hire purchase
contracts                                                       191               14             198              16
Amounts owed to group undertakings                                -              791               -             741
Other creditors                                                   6                -               4               -
---------------------------------------------------------------------------------------------------------------------
                                                              5,031            3,968           3,580           3,800
---------------------------------------------------------------------------------------------------------------------
Total creditors                                               5,701            4,040           4,923           3,872
---------------
---------------------------------------------------------------------------------------------------------------------

Notes and debentures
--------------------------------------- -------- ------------ --------------------- --------------------- ------------
                                                   Principal
                                                 at maturity                         Earliest redemption
                                                     million         Maturity date                  date     Interest
                                                                                                               rate %
--------------------------------------- -------- ------------ --------------------- --------------------- ------------
Accreting Convertible Notes 2003            GBP          294       1 November 2003       1 November 2003            5
Senior Convertible Notes 2005               USD          500           7 July 2005           7 July 2003            6
Senior Debentures 2006                      USD          300        1 October 2006        1 October 2000        9.625
Senior Convertible Notes 2007               GBP          300      19 February 2007          9 March 2003         5.25
Senior Discount Debentures 2007             USD        1,537        1 October 2007        1 October 2000           11
Senior Notes 2008                           USD          350       1 November 2008       1 November 2003        11.25
Senior Discount Notes 2009                  GBP          325         15 April 2009         15 April 2004        9.875
Senior Discount Notes 2009                  USD          500         15 April 2009         15 April 2004         9.25
Senior Notes 2010                           GBP          180       1 February 2010       1 February 2005        9.875
Senior Notes 2010                           USD          350       1 February 2010       1 February 2005        9.875
Senior Discount Notes 2010                  USD          450       1 February 2010       1 February 2005       11.375
--------------------------------------- -------- ------------ --------------------- --------------------- ------------

UK GAAP
Notes to the Accounts continued

17  CREDITORS (CONTINUED)
The Debentures and Notes are unsecured liabilities of the Group. Early redemption is at the Group's option.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288p per ordinary share. Conversion is at the holders' option at any time up to the close of business on 22 June 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325p per ordinary share. Conversion is at the holders' option at any time up to close of business on 2 February 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56p per ordinary share. Conversion is at maturity, at the holder's option but the Group can elect to settle in cash, in whole but not in part, at any time at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On 15 January 2001, Deutsche Telekom remitted a cash payment of (pound)30 million to its former subsidiary Eurobell (Holdings) PLC, under the terms of the acquisition of Eurobell by the Group on 1 November 2000. In consideration the Group issued an additional Accreting Convertible Note 2003 for the same amount. In addition, under the terms of the acquisition, the Group was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended 31 December 2000 exceeding a certain target. As a result an additional (pound)3.5 million Accreting Convertible Note, dated 2 April 2001, was issued to Deutsche Telekom.

The unamortised portion of the discounts on issue of the (pound)325 million Senior Discount Notes due 2009, $500 million Senior Discount Notes due 2009 and $450 million Senior Discount Notes due 2010 was (pound)64 million, (pound)60 million and (pound)84 million respectively.

The Group hedges its exposure to movements in the USD:GBP exchange rate through the use of foreign currency swaps and foreign exchange forward contracts. These contracts are typically designed to match the first call date of the debt or, where this date has already passed, a specified date in the future. Details of these derivative instruments are disclosed in note 18.

Senior Secured Facility
On 16 March 2001 the Group entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2 billion, of which (pound)1,235 million was drawn down at 31 December 2001. The Group is also able to raise a further (pound)250m from institutional investors (the "Institutional Tranche") of which (pound)125 million was drawn down at 31 December 2001. The first draw downs under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.25% over LIBOR (depending on the ratio of borrowings to quarterly, annualised, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Group's ability to borrow under the Senior Secured Facility and the Institutional Tranche is subject to, amongst other things, its compliance with the financial and borrowing conditions contained therein. At 31 December 2001, the Group was in compliance with these covenants and conditions.

Vendor financing
The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements.

SMG loan
On 11 July 2001, the Group entered into a contract with Toronto Dominion Bank ("TD"), whereby TD provides a loan to the Group, in return for security over 55% of the Group's shareholding in SMG plc. The arrangement matures after one year, but can be extended for up to three years by mutual agreement.

Bank loans
Bank loans are property loans secured on certain freehold and long leasehold land and buildings held by the Group.

Other loans
At 31 December 2000 the Group had a credit facility with Liberty Media. The balance at that date was (pound)17 million. The Group also had a standby credit facility of (pound)2 million made available by Vivendi SA. These two loans were repaid during the year.

18   FINANCIAL INSTRUMENTS
The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. In addition, various financial assets and liabilities, for example trade debtors, prepayments, trade creditors and accruals, arise directly from the Group's operations. The Group has taken advantage of the exemption under FRS 13 to exclude short-term debtors and short-term creditors from disclosures of financial assets and liabilities. Disclosure focuses on those financial instruments which play a significant medium to long-term role in the financial risk profile of the Group.

The Group finances its operations by a mixture of bank borrowings and other long-term debt. The Group borrows in the major debt markets in sterling and US Dollars at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, foreign exchange forward contracts and a foreign currency swap.

The main risks arising from the Group's financial instruments are interest rate risk and currency risk.

Finance and interest rate risk
The Group's exposure to interest rate fluctuations on its borrowings under the Senior Secured Facility is managed by using interest rate swaps. The effective dates of the interest rate swaps are between 2 January 1997 and 1 April 2002, and the agreements mature between 28 March 2002 and 1 January 2005. The aggregate notional principal amount of the swaps is a maximum of (pound)900 million.

The minimum proportion fixed is higher in the near-term than in the longer term, with the aim of reducing the volatility of short-term interest costs whilst maintaining the opportunity to benefit from the movements in longer-term rates. The interest rate profile of the financial liabilities, after taking account of derivative financial instruments of the Group, as at 31 December 2001 was:

                                                               2001             2001            2000            2000
                                                           Sterling        US Dollar        Sterling       US Dollar
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Floating rate liabilities                                     1,366                -             824               -
Fixed rate liabilities                                        2,983              545           2,860             527
---------------------------------------------------------------------------------------------------------------------
Total                                                         4,349              545           3,684             527
---------------------------------------------------------------------------------------------------------------------
Fixed rate financial liabilities:
Weighted average interest rate                               9.510%           7.372%          9.577%          7.380%
Weighted average period for which rate is fixed
(years)                                                           6                4               7               5
The benchmark rate for floating rate liabilities is LIBOR.
The Group held the following financial assets as part of the financing arrangements of the Group at 31 December 2001:
                                                                                                                Cash
Currency                                                                                             (pound) million
---------------------------------------------------------------------------------------------------------------------
Sterling                                                                                                          14
---------------------------------------------------------------------------------------------------------------------

Liquidity risk
The Group manages borrowings with respect to both interest and financing risk. Accordingly there is a range of maturities of debt from one year to nine years. Financial flexibility was provided during the year via the (pound)2.25 billion Senior Secured Facility of which (pound)1.3 billion was drawn at the year end.

UK GAAP
Notes to the Accounts
Continued

18  FINANCIAL INSTRUMENTS (continued)
The maturity profile of the Group's and Company's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2001 was:

                                                              Group            Group         Company         Company
                                                               2001             2000            2001            2000
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Finance lease obligations:
Within one year                                                  47               47               2               2
Between one and two years                                        42               38               3               2
Between two and five years                                      102               95              11              11
In five or more years                                            47               65               -               3
---------------------------------------------------------------------------------------------------------------------
                                                                238              245              16              18
---------------------------------------------------------------------------------------------------------------------

                                                              Group            Group         Company         Company
                                                               2001             2000            2001            2000
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Loans and notes:
Within one year                                                  60              828               -               -
Between one and two years                                       269                -             268               -
Between two and five years                                      904              552             206             225
In five or more years                                         3,661            2,826           2,689           2,818
---------------------------------------------------------------------------------------------------------------------
Total                                                         4,894            4,206           3,163           3,043
---------------------------------------------------------------------------------------------------------------------
The maturity profile of the Group's undrawn committed borrowing facilities at 31
December 2001 was:
                                                                                                     (pound) million
---------------------------------------------------------------------------------------------------------------------
Between two and five years                                                                                       388
In five or more years                                                                                            353
---------------------------------------------------------------------------------------------------------------------
Total                                                                                                            741
---------------------------------------------------------------------------------------------------------------------

Fair values of financial assets and liabilities
The estimated fair value of the Group's financial instruments are summarised below:
                                                               2001             2001            2000            2000
                                                           Carrying        Estimated        Carrying       Estimated
                                                             amount       fair value          amount      fair value
                                                    (pound) million  (pound) million (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Financial assets
Forward foreign exchange contracts                                2              131               -              50
Cash                                                             14               14              60              60
Foreign currency swap                                            10               15               4               7
---------------------------------------------------------------------------------------------------------------------
                                                                 26              160              64             117
---------------------------------------------------------------------------------------------------------------------
Financial liabilities
Bank debt                                                   (1,334)          (1,334)           (815)           (815)
Short-term debt instruments                                    (57)             (57)            (21)            (21)
Long-term debt instruments                                  (3,503)          (2,578)         (3,368)         (2,737)
Interest rate swaps                                               -             (25)               -            (33)
Forward foreign exchange contracts                                -              (5)             (2)            (64)
---------------------------------------------------------------------------------------------------------------------
                                                            (4,894)          (3,999)         (4,206)         (3,670)
---------------------------------------------------------------------------------------------------------------------

Cash at bank and in hand, short-term borrowings and bank debt
The carrying value approximates fair value either because of the short maturity or because the interest rates on short-term borrowings and bank debt are reset after periods not greater than six months.

Long-term borrowings
The fair value is based on quoted market prices, with the exception of the Accreting Convertible Notes 2003. The directors consider that the fair value of these Notes is not materially different from the carrying amount, as the Notes may not be traded and must be held until maturity by the original holder.

Interest rate swaps and currency swaps
The fair value of interest rate swaps and currency swaps is the estimated amount which the Group expects to pay or receive on the termination of the agreement, taking into consideration current interest rates and the current credit worthiness of the counter-parties. The nominal value of the interest rate and currency swaps at 31 December 2001 was (pound)1,106 million (2000: (pound)1,403 million).

Forward foreign exchange contracts
The value of these contracts is the estimated amount, which the Group would expect to pay or receive on the termination of the contracts, taking into consideration current exchange rates. The nominal value of the forward foreign exchange contracts at 31 December 2001 was (pound)2,460 million (2000:
(pound)2,391 million).

Currency risk
The Group has significant sources of finance denominated in US Dollars, which have been hedged back into sterling using various financial instruments as follows:

---------------------------------- ------------------------- ---------- ---------------- --------------------------------
                                                             Notional
                                                             principal         Weighted
                                                                amount          average
                                       Financial instrument  $ million     USD:GBP rate                    Maturity date
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Hedge accounting permitted
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Debenture 2006
 - principal and interest             Foreign currency swap        300            $1.53                   1 October 2002
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Discount Debenture 2007
 - principal                              Forward contracts      1,402          $1.4288    2 April 2002 - 1 October 2003
 - interest                               Forward contracts        170          $1.4218    2 April 2002 - 1 October 2002
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Notes 2008
 - principal                              Forward contracts        350          $1.4982                  3 November 2003
 - interest                               Forward contracts         79            $1.64                  3 November 2003
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Convertible Notes 2005
 - interest                               Forward contracts         60            $1.52                      7 July 2003
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Discount Notes 2009
 - principal                              Forward contracts        523           $1.581                    15 April 2004
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Notes 2010
 - principal and interest                 Forward contracts        367           $1.646                  1 February 2005
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Discount Notes 2010
 - principal                              Forward contracts        476          $1.6025                  1 February 2005
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Total                                                            3,727
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Hedge accounting not permitted
---------------------------------- ------------------------- ---------- ---------------- --------------------------------
Senior Discount Debenture 2007  Contingent forward contract        135   $1.40 - $1.50     1 April 2002 - 1 October 2003
---------------------------------- ------------------------- ---------- ---------------- --------------------------------

The fair market value of the foreign exchange contingent forwards was (pound)2 million at 31 December 2001.

UK GAAP
Notes to the Accounts
continued

18 FINANCIAL INSTRUMENTS (CONTINUED)
The Group has decided not to hedge the principal amount of the Senior Convertible Notes 2005 as the expectation is that the Notes will convert before the maturity date or would be refinanced in US Dollars before the maturity date.

Taking into account the effect of the above hedges on the foreign currency profile of the Group's assets and liabilities, net foreign currency assets and liabilities were as follows:

                                                                                                2001            2000
                                                                                     (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Cash: US dollar deposits                                                                           -               3
Debt: US dollar denominated debt instruments                                                   (545)           (527)
---------------------------------------------------------------------------------------------------------------------
Net monetary liabilities                                                                       (545)           (524)
---------------------------------------------------------------------------------------------------------------------

Gains and losses on instruments for which hedge accounting has been used are not recognised until the exposure that is being hedged is itself recognised.
Unrecognised gains and losses on such instruments and the movements thereon are as follows:
                                                                                         Gains      Losses     Total
                                                                               (pound) million(pound)million(pound)million
---------------------------------------------------------------------------------------------------------------------
As at 1 January 2001                                                                        50        (63)      (13)
Gains and losses arising in the year that were recognised in the year                        -        (11)      (11)
Gains and losses arising in the year that were not recognised in the year                   84          68       152
---------------------------------------------------------------------------------------------------------------------
Unrecognised gains and losses at 31 December 2001                                          134         (6)       128
---------------------------------------------------------------------------------------------------------------------
Gains and losses expected to be realised in 2002                                             -         (3)       (3)
Gains and losses expected to be realised in 2003 or later                                   19           3        22
---------------------------------------------------------------------------------------------------------------------

19       RETIREMENT BENEFITS
The Group operates a defined contribution pension scheme (the Telewest Communications plc Pension Trust) and contributes to third-party schemes on behalf of employees. The amount charged to the profit and loss account in the period was (pound)10 million (2000: (pound)8 million). At 31 December 2001, outstanding contributions were (pound)1 million (2000: (pound)1 million).

20       DEFERRED TAXATION
The amount provided, and the full potential liability, in respect of deferred taxation is (pound)nil at 31 December 2001 and 2000.

As at 31 December 2001, the Group estimates that it has, subject to Inland Revenue agreement, (pound)1,550 million (2000: (pound)1,340 million), of tax losses available to relieve future profits. Accumulated tax losses at 31 December 2001 and 2000 have been adjusted to exclude capital allowances on assets, which were available to the Group, but had not been claimed. These allowances which are available for future periods amounted to (pound)4,410 million at 31 December 2001 (2000: (pound)4,027 million).

21   Minority interests

Company                                                                          Class of share      Number of shares
--------------------------------------- -------------------------------------------------------- ---------------------
Cable Guide Limited                                              Ordinary shares of(pound)1 each                15,000
                                        Cumulative convertible preference shares of(pound)1 each                10,000
--------------------------------------- -------------------------------------------------------- ---------------------
Way Ahead Group Limited                                            A ordinary shares of 25p each                   247
                                                                   B ordinary shares of 50p each                    75
--------------------------------------- -------------------------------------------------------- ---------------------
MatchCo Limited                                                  Ordinary shares of(pound)1 each                   240
--------------------------------------- -------------------------------------------------------- ---------------------
Flextech Home Shopping Limited                                 B ordinary shares of(pound)1 each                   113
--------------------------------------- -------------------------------------------------------- ---------------------
Flextech Living Health Limited                                     B ordinary shares of 10p each                   350
--------------------------------------- -------------------------------------------------------- ---------------------
Start Games Limited                                                  Ordinary shares of 10p each                 3,000
--------------------------------------- -------------------------------------------------------- ---------------------
Rapid Travel Solution Limited                                Ordinary shares of(pound)1,000 each                 3,981
--------------------------------------- -------------------------------------------------------- ---------------------

22   Called up share capital
                                                     Limited voting
                                          Ordinary      convertible                   Limited voting
                                            shares  ordinary shares                      convertible
                                       of 10 pence      of 10 pence        Ordinary         ordinary
                                              each             each       shares of        shares of
                                           number-         number -   10 pence each    10 pence each           Total
                                          millions         millions (pound) million  (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Authorised
At 31 December 2001                          4,300              300             430               30             460
At 31 December 2000                          4,300              300             430               30             460

Allotted, called up and fully paid
At 1 January 2001                            2,886               62             288                6             294
Issued during the year                           7                -               1                -               1
Converted into limited voting
convertible ordinary shares                   (20)               20             (2)                2               -
---------------------------------------------------------------------------------------------------------------------
At 31 December 2001                          2,873               82             287                8             295
---------------------------------------------------------------------------------------------------------------------

The consideration received in respect of the shares issued during the year was as follows:
                                                                                             Number of shares issued
Consideration received                                                                                      millions
---------------------------------------------------------------------------------------------------------------------
Receipt of(pound)6 million from employees on exercise of share options                                             7
---------------------------------------------------------------------------------------------------------------------

Limited voting convertible ordinary shares
The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at our option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can re-designate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or Microsoft Group will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose.

In May 2001, Liberty Media increased its shareholding in the Company as result of the purchase of 20 million ordinary shares of 10p each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10p each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft's combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group's debt securities may occur.

Employee share schemes
Details of the employee share schemes operated by the Company are set out on pages 33 and 34 of Directors' Remuneration Report.

UK GAAP
Notes to the Accounts
continued

22  CALLED UP SHARE CAPITAL (CONTINUED)
During the year, options and awards were granted over ordinary shares of the Company in accordance with the rules of the various employee share schemes. At 31 December 2001, taking into account options and awards exercised, cancelled, and lapsed, during the year, the following options to subscribe for the ordinary shares and awards over ordinary shares were outstanding.

Executive share option schemes
At 31 December 2001, awards over 97,700,000 shares were outstanding. The options have exercise prices between 65.7pence and 294.8 pence and are exercisable between 12 May 1998 and 20 November 2011.

Share-save option schemes
At 31 December 2001, awards over 21,519,000 shares were outstanding. The options have exercise prices between 53.6 pence and 236.5 pence and are exercisable between 1 February 2001 and 31 July 2005.

Telewest Restricted Share Scheme
At 31 December 2001, awards over 531,000 shares were outstanding. The exercise period of these awards is from 13 January 1998 to 11 June 2011.

Telewest Long Term Incentive Plan
At 31 December 2001, awards over 1,567,000 shares were outstanding. The exercise period of these awards is from 20 March 2001 to 12 June 2011.

Telewest Equity Participation Plan
At 31 December 2001, awards over 572,000 shares were outstanding. The exercise period of these awards is from 20 March 1998 to 26 March 2007.

23   RESERVES
                                                                                GROUP
                                                  -------------------------------------------------------------------
                                                              Share          Merger            Other          Profit
                                                            premium         reserve         reserves        and loss
                                                    (pound) million (pound) million  (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
At 1 January 2001                                             1,249           2,769              277         (2,234)
Issue of ordinary shares net of issue costs                       5               -                -               -
Gain on retranslation of investment in an overseas
    subsidiary undertaking                                        -               -                1               -
Unrealised gain on deemed partial disposal
    of investment in a subsidiary undertaking                     -               -                1               -
Accrued share based compensation cost                             -               -                -             (1)
Loss for the financial year                                       -               -                -         (1,935)
---------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                           1,254           2,769              279         (4,170)
---------------------------------------------------------------------------------------------------------------------

                                                                               COMPANY
                                                  -------------------------------------------------------------------
                                                              Share          Merger            Other          Profit
                                                            premium         reserve         reserves        and loss
                                                    (pound) million (pound) million  (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
At 1 January 2001                                             1,249           2,235            1,252              19
Issue of ordinary shares net of issue costs                       5               -                -               -
Accrued share based compensation cost                             -               -                -             (1)
Loss for the financial year                                       -               -                -         (1,243)
---------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                           1,254           2,235            1,252         (1,225)
---------------------------------------------------------------------------------------------------------------------

Prior to the introduction of FRS 10 Goodwill and Intangible Assets the cumulative amount of positive goodwill eliminated against reserves in previous years was (pound)487 million and the cumulative amount of negative goodwill added to reserves in prior years was (pound)270 million.

24   COMMITMENTS AND CONTINGENCIES
Capital commitments
The amount of capital expenditure authorised by the Group for which no provision has been made in the financial statements is as follows:

                                                                                                2001            2000
                                                                                     (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Contracted                                                                                        28              43
---------------------------------------------------------------------------------------------------------------------
In addition the Group has contracted to buy (pound)14 million of programming rights for which the license period has not yet started.

Also under the terms of the investment agreement relating to the Group's investment in Imagine Broadband, the Group committed itself to spend (pound)17 million on Imagine Broadband services on or before 30 June 2003. At the year end the unspent balance of this commitment was (pound)4 million.

The Company has no capital commitments.

 Leasing commitments
Obligations of the Group in respect of finance leases, net of interest, are shown in note 17 to the financial statements.

Annual commitments of the Group under operating leases are set out below:
                                                               2001            2001             2000            2000
                                                           Land and                         Land and
                                                          buildings    Other assets        buildings    Other assets
                                                    (pound) million (pound) million  (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Within one year                                                   -               -                -               -
In the second to fifth year inclusive                             2               8                3               9
Over five years                                                  12               1               10               2
---------------------------------------------------------------------------------------------------------------------
                                                                 14               9               13              11
---------------------------------------------------------------------------------------------------------------------
The Company has no operating lease commitments.

Other Commitments
At 31 December 2001 the Group is committed to providing funding to its joint ventures and associates as follows:
                                                                                                        Committed cash
                                                                                                       (pound) million
------------------------------------------------------------ ----------------------------------------------------------
Blueyonder workwise                                                                                                  3
iSee Ventures                                                                                                        1
Vis iTV                                                                                                              1
------------------------------------------------------------ ----------------------------------------------------------
                                                                                                                     5
------------------------------------------------------------ ----------------------------------------------------------

As described in note 14, the Group has been granted a series of call options by and granted a series of put options for the 49% of the issued share capital of Rapid Travel which the Group does not already own. The maximum potential cost to the Group is (pound)4 million.

Restricted cash
At 31 December 2001, the Group has cash restricted as to use of (pound)20 million. Of this amount, (pound)12 million provides security for leasing obligations and (pound)8 million guarantees a temporary overdraft of TV Travel Group Limited, an associated undertaking.

Contingencies
The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of (pound)7 million (2000: (pound)7 million).

HM Customs and Excise have raised an assessment against the Group for (pound)8 million. Independent legal counsel has advised that the assessment is likely to be set aside on appeal. Accordingly no provison has been made in these accounts.

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

UK GAAP
Notes to the Accounts
Continued

25   RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
                                                                                                2001              2000
                                                                                     (pound) million   (pound) million
-----------------------------------------------------------------------------------------------------------------------
Group operating loss                                                                         (1,312)             (294)
Depreciation of tangible fixed assets                                                            445               399
Amortisation of goodwill                                                                         181               142
Impairment of goodwill                                                                           992                 -
Decrease/(increase) in stocks and programming inventory                                            2              (24)
Decrease/(increase) in debtors                                                                    23              (10)
Increase/(decrease) in creditors                                                                  17              (19)
-----------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                        348               194
-----------------------------------------------------------------------------------------------------------------------

26 ANALYSIS OF CHANGES IN NET DEBT
                                               At                     Other non-cash       Exchange             At 31
                                   1 January 2001      Cash flow           movements      movements     December 2001
                                  (pound) million(pound) million     (pound) million(pound) million   (pound) million
----------------------------------------------------------------------------------------------------------------------
Cash at bank, in hand                          41           (27)                   -              -                14
Short term deposits                            19           (19)                   -              -                 -
Restricted cash deposits                       12              8                   -              -                20
Debt due after one year                   (3,378)        (1,350)                (96)           (10)           (4,834)
Debt due within one year                    (828)            792                (24)              -              (60)
Finance leases                              (245)             54                (47)              -             (238)
----------------------------------------------------------------------------------------------------------------------
Total net debt                            (4,379)          (542)               (167)           (10)           (5,098)
----------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt
                                                                                                2001            2000
                                                                                     (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
(Decrease)/increase/ in cash in the year                                                        (27)              19
Cash inflow from increase in debt and lease financing                                          (504)           (436)
Cash inflow from changes in liquid resources                                                    (19)            (32)
Cash outflow from restricted deposits                                                              8               -
---------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows                                                   (542)           (449)
Acquisitions                                                                                       -           (209)
New finance leases                                                                              (47)            (56)
Valuation adjustments                                                                           (10)           (142)
Amortisation of issue costs and issue discount                                                 (120)           (156)
Write off issue costs                                                                              -            (16)
Debt issued to acquire Eurobell                                                                    -           (204)
---------------------------------------------------------------------------------------------------------------------
Movement in net debt in year                                                                   (719)         (1,232)
Net debt at 1 January 2001                                                                   (4,379)         (3,147)
---------------------------------------------------------------------------------------------------------------------
Net debt at 31 December 2001                                                                 (5,098)         (4,379)
---------------------------------------------------------------------------------------------------------------------

Major non-cash transactions
During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of (pound)47 million. In addition the Group entered into vendor financing arrangements, with certain suppliers, with a value on inception of (pound)47 million.

27   RELATED PARTY TRANSACTIONS
Identity of relevant related parties
Liberty Media, Inc ("Liberty") and Microsoft are related parties of the Group, in that they control, directly or indirectly, more than 20% of the voting rights of the Group in 2001 and 2000.

Flextech up to its acquisition on 19 April 2000 was a related party of the Group, as Liberty owned more than 20% of the voting rights of Flextech.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

TV Travel Group Limited ("TVT") is a related party of the Group, as the Group owns 37.95% of the voting rights.

During the year Screenshop Limited ("Screenshop") became a related party when the Group sold its shareholding in Screenshop to sit-up Limited in return for a 36.36% shareholding in sit-up Limited.

Nature of transactions
Transactions with related parties, other than those described in other notes to the financial statements were as follows:

The Group has charged management fees to UKTV of (pound)nil (2000: (pound)3 million). In addition the Group has recharged overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of (pound)8 million, (pound)3 million and (pound)1 million respectively (2000: (pound)7 million, (pound)10 million and (pound)nil respectively). The Group has also made a loan to UKTV. Interest charged on this loan was (pound)12 million (2000: (pound)15 million). Amounts due from UKTV, TVTS and Screenshop at 31 December 2001 were (pound)217 million, (pound)28 million and (pound)nil million respectively (2000: (pound)229 million, (pound)31 million and (pound)nil respectively).

In the normal course of its business the Group purchases programming on normal commercial terms from UKTV. Purchases in the year ended 31 December 2001 were (pound)5 million (2000: (pound)4 million). The balance due to UKTV at 31 December 2001 was (pound)2 million (2000: (pound)1 million).

At 31 December 2000 the Group also had a (pound)10 million loan facility with Liberty which was repaid in the year. Interest charged on this loan was (pound)nil (2000: (pound)1 million). The balance due to Liberty at 31 December 2000 was (pound)17 million.

Additionally the Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended 31 December 2001 amount to (pound)2 million (2000: (pound)2 million). The balance outstanding in respect of such purchases was (pound)nil at 31 December 2001 and 2000.

UK GAAP
Notes to the Accounts
continued

28   PRINCIPAL SUBSIDIARY UNDERTAKINGS
Except where otherwise stated, the Company owns indirectly 100% of the ordinary share capital of the following principal subsidiary companies and holds indirectly a 100% interest in the following partnerships and joint ventures. The Company also indirectly owns preference shares in certain subsidiary companies, which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the Scottish companies, being those companies indicated by *, which are registered in Scotland and companies indicated by **, which are registered in Jersey. The proportion of the ordinary shares held by the Group also represents the proportion of voting rights held by the Group with the exception of Cable Guide Limited in which the Group holds 83.34% of the voting rights.

The principal activities of these entities, unless otherwise indicated, are the building and operation of cable television and telephony networks in the United Kingdom or otherwise involved in the UK telecommunications industry. The principal activities of companies marked *** are engaged in the supply of entertainment content, interactive and transactional services.

All subsidiary undertakings have been included in the consolidated financial statements.

Companies
----------------------------------------------------------------------------------------------------------------------
Telewest Communications Holdco Limited                      Telewest Communications (St. Helens & Knowsley) Limited
    (Holding Company) (directly held)                       Telewest Communications (Telford) Limited
Telewest Communications Networks Limited                    Telewest Communications (Wigan) Limited
    (Management Company) (directly held)                    Telewest Communications (Worcester) Limited
Cable Guide Limited (Publisher)                             Birmingham Cable Limited
    (The Company owns indirectly 85% of the ordinary        Middlesex Cable Limited
shares
    and 80% of the cumulative convertible preference        Windsor Television Limited
shares)
Telewest Communications (Central Lancashire) Limited        Cable Camden Limited
Telewest Communications (Cotswolds) Limited                 Cable Hackney & Islington Limited
Telewest Communications (Cumbernauld) Limited*              Cable Haringey Limited
Telewest Communications (Dumbarton) Limited*                Barnsley Cable Communications Limited
Telewest Communications (Dundee & Perth) Limited*           Bradford Cable Communications Limited
Telewest Communications (East Lothian & Fife) Limited*      Doncaster Cable Communications Limited
Telewest Communications (Falkirk) Limited*                  Halifax Cable Communications Limited
Telewest Communications (Fylde & Wyre) Limited              Rotherham Cable Communications Limited
Telewest Communications (Glenrothes) Limited*               Sheffield Cable Communications Limited
Telewest Limited                                            Wakefield Cable Communications Limited
Telewest Communications Group Limited                       Imminus Limited
    (Management Company)                                    Cable Enfield Limited
Telewest Communications (Liverpool) Limited                 Telewest Finance (Jersey) Limited**
Telewest Communications (London South) Limited              Eurobell (Sussex) Limited
Telewest Communications (Midlands) Limited                  Eurobell (South West) Limited
Telewest Communications (Midlands & North West) Limited     Eurobell (West Kent) Limited
Telewest Communications (Motherwell) Limited*               Bravo TV Limited***
Telewest Communications (North East) Limited                Flextech (1992) Limited***
Telewest Communications (North West) Limited                Flextech Communications Limited***
Telewest Communications (Publications) Limited              Flextech Digital Broadcasting Limited***
Telewest Communications (Scotland) Limited*                 Flextech Homeshopping Limited***
                                                                (The Company owns indirectly 80% of the ordinary
Telewest Communications (South East) Limited                shares)
Telewest Communications (South Thames Estuary) Limited      Flextech Interactive Limited***
Telewest Communications (Southport) Limited                 Flextech Investments (Jersey) Limited**
Telewest Communications (South West) Limited                Flextech IVS Limited***
Flextech Living Health Limited***                           The Way Ahead Group Limited***
                                                                (The Company owns indirectly 77.5% of the 25p "A"
Flextech Limited***                                         shares
Flextech Rights Limited***                                      and 83.8% of the 50p "B" shares)


Companies (continued)
----------------------------------------------------------------------------------------------------------------------
Flextech Television Limited***                              UK Living Limited***
Flextech Travel Channel Limited***
Florida Homeshopping Limited***
   (The Company owns indirectly 80% of the ordinary
shares)
TVS Limited***

Partnerships                                                                              Principal place of business
----------------------------------------------------------------------------------------------------------------------
Avon Cable Limited Partnership                                                                                Bristol
Cotswolds Cable Limited Partnership                                                                        Cheltenham
Edinburgh Cable Limited Partnership                                                                         Edinburgh
Estuaries Cable Limited Partnership                                                                          Basildon
London South Cable Partnership                                                                                Croydon
Telewest Communications (North East) Partnership                                                            Newcastle
Telewest Communications (South East) Partnership                                                             Basildon
Tyneside Cable Limited Partnership                                                                          Newcastle
United Cable (London South) Limited Partnership                                                               Croydon
----------------------------------------------------------------------------------------------------------------------

Joint ventures                                                                            Principal place of business
----------------------------------------------------------------------------------------------------------------------
Avon Cable Limited Partnership and Telewest Communications (South West) Limited Joint Venture                 Bristol
London South Cable Partnership and Telewest Communications (London South) Limited Joint Venture               Croydon
Telewest Communications (Cotswolds) Venture                                                                Cheltenham
Telewest Communications (Scotland) Venture                                                                  Edinburgh
----------------------------------------------------------------------------------------------------------------------

29 PRINCIPAL ASSOCIATED UNDERTAKINGS AND JOINT VENTURES
                                  Business                                    Class of      Group          Country of
                                                                                shares    holding       incorporation

Front Row Television Limited Pay per view television Ordinary 50% England and
Wales Blueyonder Workwise Limited Business internet services Ordinary 70%
England and Wales The Group accounts for Blueyonder Workwise as a joint venture as the shareholder agreement restricts the ability of the Group to control blueyonder workwise

SMG plc                           Channel 3 television franchise operator   Ordinary    16.92%               Scotland
TV Travel Group Limited           Operation of a transactional travel
                                  service                                   Ordinary    37.95%      England and Wales
UK Channel Management Limited     Operation of a television channel         Ordinary      50%       England and Wales
UK Gold Holdings Limited          Operation of a portfolio of television    Ordinary      50%       England and Wales
                                  channels

30 PRINCIPAL INVESTMENTS
Unless otherwise stated, all principal investments operate in the United
Kingdom, are incorporated in Great Britain and are registered in England and
Wales
                                  Business                                    Class of      Group          Country of
                                                                                shares    holding       incorporation
----------------------------------------------------------------------------------------------------------------------
Imagine Broadband Limited         Broadband systems integrator             Preference     10%       England and Wales
Vis Entertainment Plc             Interactive games developer              Preference     9%                 Scotland
Grouptrade.com Limited            Procurement services                      Ordinary     10.8%      England and Wales
Recommend Limited                 Internet content provider                 Ordinary     9.27%      England and Wales
----------------------------------------------------------------------------------------------------------------------

Auditor's Report
to the Board of Directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 73 to 104 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.




KPMG Audit Plc [signature]


KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England

February 28, 2002

US GAAP Audited Consolidated Financial Statements
----------------------------------------------------------------------------------------------------------------------
Independent Auditor's Report

                                                                     (Note 2)
                                                                         2001          2001         2000         1999
                                                           Notes           $m      (pound)m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
Revenue - continuing operations
Cable television                                                          478           329          279          258
Consumer telephony                                                        710           488          445          334
Internet and other                                                         58            40           16           17
----------------------------------------------------------------------------------------------------------------------
Total Consumer Division                                                 1,246           857          740          609
Business Services Division                                                390           268          248          177
----------------------------------------------------------------------------------------------------------------------
Total Cable Division                                                    1,636         1,125          988          786
Content Division                                                          188           129           81            -
----------------------------------------------------------------------------------------------------------------------
Total revenue                                                           1,824         1,254        1,069          786
----------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
Consumer programming expenses                                           (206)         (142)        (132)        (132)
Business and consumer telephony expenses                                (342)         (235)        (235)        (158)
Content expenses                                                        (121)          (83)         (46)            -
Selling, general and administrative expenses                            (723)         (497)        (445)        (307)
Depreciation                                                            (682)         (469)        (423)        (305)
Amortization of goodwill                                                (266)         (183)        (147)         (62)
Impairment of goodwill                                                (1,114)         (766)            -            -
 ---------------------------------------------------------------------------------------------------------------------
                                                                      (3,454)       (2,375)      (1,428)        (964)
----------------------------------------------------------------------------------------------------------------------
Operating loss                                                        (1,630)       (1,121)        (359)        (178)
Other income/(expense)
Interest income (including (pound)12m, (pound)15m and (pound)3m in 2001, 2000 and 1999, respectively, from related
parties)                                                      21           22            15           15            7
Interest expense (including amortization of debt discount)              (686)         (472)        (385)        (293)
Foreign exchange losses, net                                                -             -         (15)         (49)
Share of net losses of affiliates and impairment                        (314)         (216)         (15)          (6)
Other, net                                                                (4)           (3)          (3)          (1)
Minority interests in
losses/(profits)
     of consolidated subsidiaries, net                                      1             1            1          (1)
----------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                              (2,611)       (1,796)        (761)        (521)

Income tax benefit                                            16          102            70            6            -

----------------------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                                    (2,509)       (1,726)        (755)        (521)

Extraordinary loss on extinguishment of debt                             (22)          (15)            -         (20)

----------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                                     (2,531)       (1,741)        (755)        (541)
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share
Net loss before extraordinary item                                    $(0.86) (pound)(0.59)(pound)(0.28)(pound)(0.24)
Extraordinary loss                                                    $(0.01) (pound)(0.01)            -(pound)(0.01)
----------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                                     $(0.87) (pound)(0.60)(pound)(0.28)(pound)(0.25)
----------------------------------------------------------------------------------------------------------------------
Weighted average number of ordinary shares                              2,880         2,880        2,705        2,197
outstanding (millions)
----------------------------------------------------------------------------------------------------------------------
All income is derived from continuing operations.
See accompanying notes to the consolidated financial statements

US GAAP Audited Consolidated Financial Statements
----------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet (years ended December 31)
                                                                                   (Note 2)
                                                                                       2001         2001         2000
                                                                         Note            $m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                20           14           60
Secured cash deposits restricted for more than one year                    20            29           20           12
Trade receivables (net of allowance for doubtful accounts
     of(pound)16m and(pound)19m)                                           11           169          116          115
Other receivables                                                           8           163          112          108
Prepaid expenses                                                                         48           33           37
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    429          295          332
Investment in affiliates, accounted for under the equity
    method, and related receivables                                         9           795          547          784
Property and equipment (less accumulated depreciation of
     (pound)1,873m  and(pound)1,411m)                                      10         5,051        3,473        3,289
Goodwill (less accumulated amortization of(pound)382m and
      (pound)291m)                                                          5         2,752        1,892        2,803
Inventory                                                                  13            98           67           69
Other assets (less accumulated amortization of(pound)47m and
(pound)36m)                                                                12            84           58           47

----------------------------------------------------------------------------------------------------------------------
Total assets                                                                          9,209        6,332        7,324
----------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' funds
Accounts payable                                                                        159          109           96
Other liabilities                                                          14           762          524          403
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               921          633          499
Deferred tax                                                               16           164          113          183
Debt                                                                       15         7,122        4,897        4,254
Capital lease obligations                                                               346          238          245

----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                     8,553        5,881        5,181
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Minority interests                                                                        -            -          (2)
----------------------------------------------------------------------------------------------------------------------

Shareholders' equity
Ordinary shares, 10p par value; 4,300 million
  authorized; 2,873 and 2,886 million issued
   in 2001 and 2000 respectively                                                        417          287          288
Limited voting convertible ordinary shares 10p par value;
   300 million authorized and 82 million and 63 million
   outstanding in 2001 and 2000 respectively                                             12            8            6
Additional paid in capital                                                            6,143        4,224        4,216
Accumulated deficit                                                                 (5,968)      (4,104)      (2,363)
Accumulated other comprehensive income                                                   53           37            -
----------------------------------------------------------------------------------------------------------------------
                                                                                        657          452        2,147

Ordinary shares held in trust for the Telewest
  Restricted Share Scheme and the Telewest Long-Term
  Incentive Plan; 1 million shares in 2001 and 2000                        18           (1)          (1)          (2)

----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              656          451        2,145
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                            9,209        6,332        7,324
----------------------------------------------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements

Consolidated Balance Sheet (years ended December 31)

                                                                 (Note 2)
                                                                     2001         2001         2000         1999
                                                                       $m     (pound)m     (pound)m     (pound)m
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                          (2,531)      (1,741)        (755)        (541)

Adjustments to reconcile net loss to net cash
provided/(utilized) by operating activities
Depreciation                                                          682          469          423          305
Amortization and impairment of goodwill                             1,380          949          147           62
Amortization of deferred financing costs and issue discount  on
Senior Discount Debentures                                            144           99          147          147
Deferred tax credit                                                 (102)         (70)            -            -
Unrealized (gain)/loss on foreign currency translation               (15)         (10)           20           49
Non-cash accrued share based compensation cost                          1            1            5           26
Termination of sale and leaseback                                       -            -            -            9
Extraordinary loss on extinguishment of debt                           22           15            -           20
Share of net losses of affiliates and impairment                      314          216           15            6
Loss on disposal of assets                                              6            4            -            1
Minority interests in (losses)/profits of consolidated
subsidiaries                                                          (1)          (1)          (1)            1

Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables                                                  19           13         (19)         (20)
Change in prepaid expenses                                              9            6         (19)           11
Change in accounts payable                                              4            3          (2)         (22)
Change in other liabilities                                            68           47           70           35
Change in other assets                                                  1            1         (46)         (55)

-----------------------------------------------------------------------------------------------------------------
Net cash provided/(utilized) by operating activities                    1            1         (15)           34
-----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Cash paid for property and equipment                                (797)        (548)        (527)        (468)
Cash paid for acquisition of subsidiaries, net of cash
acquired                                                              (8)          (6)         (24)        (393)
Additional investments in and loans to affiliates                    (38)         (26)         (10)          (3)
Repayment of loans made to joint ventures (net)                        30           21           14            -
Proceeds from disposal of assets                                        3            2            2            5
Disposal of subsidiary undertaking, net of cash disposed               12            8            -            -

-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (798)        (549)        (545)        (859)
-----------------------------------------------------------------------------------------------------------------

US GAAP
----------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (years ended December 31) (continued)
                                                                          (Note 2)
                                                                              2001  2001          2000          1999
                                                                 (pound) $ million million(pound)million(pound)million
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from rights issue                                                       -       -           -           416
Proceeds from exercise of share options                                          8       6           3            13
Share issue costs                                                                -       -        (13)           (3)
Proceeds from issue of Senior Discount Notes 2009                                -       -           -           399
Proceeds from issue of Senior Convertible Notes 2007                             -       -           -           300
Proceeds from issue of Senior Discount Notes  and Senior
Notes 2010                                                                       -       -         544             -
Proceeds from issue of Senior Convertible Notes 2005                             -       -         330             -
Proceeds from issue of Accreting Convertible Notes 2003                         44      30          20             -
Issue costs of Notes and credit facility arrangement costs                    (59)    (41)           -             -
Net proceeds from maturity of forward contracts                                  -       -         107             -
(Placement)/release of restricted deposits                                    (12)     (8)           -           175
Repayments from borrowings under old credit facilities                     (1,198)   (824)       (141)         (583)
Repayment of old facilities upon refinancing                                     -       -           -         (597)
Proceeds/(repayment) from borrowings under new credit facility               2,025   1,393       (260)           951
Capital element of finance lease repayments                                   (78)    (54)        (35)         (222)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                      730     502         555           849
---------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                          (67)    (46)         (5)            24
Cash and cash equivalents at beginning of year                                  87      60          65            41
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        20      14          60            65
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

Consolidated Balance Sheet (years ended December 31)

                                           Ordinary  Limited     Shares Additional          Other  Accumulated      Total
                                             shares   voting    held in    paid-in  comprehensive      deficit
                                                      shares      trust    capital         income
                                           (pound)m (pound)m   (pound)m   (pound)m       (pound)m     (pound)m   (pound)m
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                    214        -        (2)      1,896              -       (1,067)      1,041
Ordinary shares issued on exercise of                                                                        -
  share options                                   1        -          -         12              -                      13
Redesignation of ordinary shares                (6)        6          -          -              -            -          -
Shares issued under the rights issue to
  fund acquisition of Cable London plc           19        -          -        394              -            -        413
Ordinary shares issued on conversion of
  Senior Convertible Notes 2007                   -        -          -          1              -            -          1
Accrued share based compensation cost             -        -          -         25              -            -         25
Net loss                                          -        -          -          -              -        (541)      (541)
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                    228        6        (2)      2,328              -      (1,608)        952
Ordinary shares issued on exercise of                                                                        -
  share options                                   -        -          -          3              -                       3
Shares issued to acquire Flextech Plc                                                                        -
  net of issue costs                             60        -          -      1,873              -                   1,933
Accrued share based compensation cost             -        -          -          5              -            -          5
Unrealised gain on deemed disposal of
  shares in an affiliate                          -        -          -          7              -            -          7
Net loss                                          -        -          -          -              -        (755)      (755)
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                    288        6        (2)      4,216              -      (2,363)      2,145
Unrealised gain/(loss) on derivative
  financial instruments:
  Cumulative effects of accounting change         -        -          -          -           (16)            -       (16)
  Amounts reclassified into earnings              -        -          -          -            (5)            -        (5)
  Current period increase in fair value           -        -          -          -             57            -         57
Net loss                                          -        -          -          -              -      (1,741)    (1,741)
--------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                          (1,705)
--------------------------------------------------------------------------------------------------------------------------
Unrealised gain on deemed partial                 -        -          -          -              1            -          1
  disposal of investment
Ordinary shares issued on exercise of
  share options                                   1        -          1          6              -            -          8
Gain on retranslation of investment in
an
  overseas subsidiary                             -        -          -          1              -            -          1
Redesignation of ordinary shares                (2)        2          -          -              -            -          -
Accrued share based compensation cost             -        -          -          1              -            -          1
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                    287        8        (1)      4,224             34      (4,104)        451
--------------------------------------------------------------------------------------------------------------------------

There was no other comprehensive income in either the year ended December 31, 1999 or 2000.

See accompanying notes to the consolidated financial statements

Consolidated Balance Sheet (years ended December 31)

1    ORGANIZATION AND HISTORY
Telewest Communications plc ("the Company") and its subsidiary undertakings (together "the Group") provide cable television, telephony and internet services to business and residential customers in the United Kingdom ("UK"). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its ISP. The cable television, telephony and internet services account in 2001 for approximately 26%, 60% and 2%, respectively, of the Group's revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-TV and internet markets. The Group operates a portfolio of thematic subscription and transactional channels. It also operates on the internet and has additional investments in production facilities and programming. The Content Division accounts in 2001 for approximately 10% of the Group's revenue.

2   BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group's significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments (see note 4). Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis. The directors consider that the current credit facilities of the Group which were approved in March 2001, provide sufficient funding to finance its existing business plans, satisfy working capital requirements and pay interest on existing debt instruments for at least twelve months from the date of approval of these consolidated financial statements.

The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a high degree of risk, in particular the Group's ability to increase revenues in accordance with its plans.

The Group's existing business plan and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least twelve months from the date of approval of these statements.

The directors have considered all of these factors and they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they have continued to adopt the going concern basis in preparing the accounts.

The Group faces the following significant risks and uncertainties:

o        Continued ability to raise finance to fund its operations

o Successful execution of its long term business plan, which in turn will affect the Group's ability to raise further finance under the Senior Secured Facility (see note 15)

o The need to meet financial and other covenants relating to debt instruments which have already been issued.

Consolidated Balance Sheet (years ended December 31)

The economic environment and currency in which the Group operates is the UK and hence its reporting currency is Pounds Sterling ((pound)). Certain financial information for the year ended December 31, 2001 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.4543=(pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2001. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation
The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Impairment of long lived assets and goodwill
The Group applies Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. SFAS 121 requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is determined by discounting projected future cash flows to calculate a value in use. An impairment charge is made to write assets down to their value in use.

Goodwill, arising from a purchased business combination and representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is amortized over the acquisition's useful life. The Group assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future operating cash flows of the acquired operations. The assessment of the recoverability of goodwill will be impacted if projected future operating cash flows are not achieved. The amount of goodwill impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging
At January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Group's balance sheet. The accounting treatment of changes in fair value is dependent on whether or not a derivative instrument is designated a hedge and, if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within other comprehensive income until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings.

For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. The Group did not have any fair value hedges during the year ended December 31, 2001.

US GAAP
Notes to the Consolidated Financial Statements
Continued

3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.


Adoption of SFAS 133 on January 1, 2001 resulting in the Group recording (pound)16 million of decline in fair value to accumulated other comprehensive income, consisting of a decline of (pound)28 million to short term derivative liabilities and a (pound)12 million gain to long term derivative assets.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments: foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded immediately within earnings. Such gains and losses were offset to some extent by gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method.

The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group's borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Other interest rate swaps which did not qualify as hedges, were recorded on the balance sheet at fair value with gains and losses arising from changes in fair value recorded immediately within earnings.

Investments
Generally, investments in partnerships, joint ventures and subsidiaries in which the Group's voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group's voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group's ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Advertising costs
Advertising costs are expensed as incurred. The amount of advertising costs expensed was (pound)48 million, (pound)38 million, and (pound)27 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Property and equipment
Property and equipment is stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings        50 years         Other equipment:
Cable and ducting                            20 years         Office furniture and fittings 5 years
Electronic equipment                                          Motor vehicles                4 years
    System electronics                        8 years
    Switching equipment                       8 years
    Subscriber electronics                    5 years
    Headend, studio, and playback
    facilities                                5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies.

Franchise costs
Expenditure incurred on successful applications for franchise licences is included in property and equipment and is amortized over the remaining life of the original franchise term. Costs relating to unsuccessful applications are charged to the consolidated statement of operations.

Deferred financing costs
Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

Minority interests
Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the equity of those consolidated subsidiaries.

Foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition
Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet are recognized in the period of connection to the extent that such fees are less than direct selling costs.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. Revenue for sales of capacity, which meet the criteria of a sales-type lease, is recognized as revenue using the percentage-of-completion method. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position ("SOP") 00 - 2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

US GAAP
Notes to the Consolidated Financial Statements continued

3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Recognition of contract costs
Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction cost between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity sold and retained.

Pension costs
The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2001, 2000 and 1999 of (pound)10 million, (pound)8 million and (pound)5 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

Income taxes
Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognises deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Share-based compensation
SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. ("APB") 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders' equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

Earnings per share
Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, 464 million and 82 million in 2001, 2000 and 1999, respectively.
Inventories
Inventories of equipment, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

New Accounting Standards Applicable to the Group
Business Combinations and Goodwill and Other Intangible Assets - SFAS 141 and SFAS 142 In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group is required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group has (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which relates to business combinations and (pound)307 million of which relates to equity method investments. The Group does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

Accounting for Asset Retirement Obligations - SFAS 143
In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group is required to adopt this standard from January 1, 2003. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

Accounting for Impairment or Disposal of Long-Lived Assets - SFAS 144
In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Group is required to adopt this standard from January 1, 2002, and has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

4        FINANCIAL INSTRUMENTS
The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations of GBP:USD exchange rate on its US Dollar denominated debt and from changes in interest rates on its variable rate bank debt.

Cash flow hedges
Hedges of US dollar denominated debt
The Group has issued US Dollar denominated debt instruments with a range of maturities. The Group generally hedges the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity. This is because the Group expects to either repay or refinance the debt before the debt matures. The exception is the principal amount of the Senior Convertible Notes 2005 for which no forward contracts are in place, as the expectation is that these Notes will convert before the maturity date or be refinanced in US Dollars before the maturity date.

US GAAP
Notes to the Consolidated Financial Statements continued

4  FINANCIAL INSTRUMENTS (CONTINUED)
In addition the Group hedges the interest payments on its US Dollar denominated debt, usually up to the first call date of the debt instruments. The Group assesses the effectiveness and ineffectiveness of these derivative instruments on a quarterly basis.

Hedges of the US Dollar denominated debt comprise foreign currency swaps, and foreign exchange forward contracts. The aggregate notional principal amounts of these hedges are $2,325 million. The average exchange rates are between $1.418 and $1.646 with maturity dates between October 1, 2002 and February 1, 2005. During the year ended December 31, 2001, these hedges were deemed effective as the critical terms of these hedges matched those of the underlying debt. Therefore gains and losses arising from changes in the fair values of these hedges have been recorded within other comprehensive income for the period. The ineffective portion of these hedges was not significant.

In addition the Group holds derivative financial instruments which have not been designated as hedges. Such instruments comprise foreign exchange forward contracts. These have an aggregate notional principal amount of $1,567 million. The exchange rates are between $1.3696 and $1.4685 and have maturity dates between January 1, 2002 and October 1, 2003.

Of these contracts $1,537 million are associated with the Senior Discount Debenture 2007, but cover a range of dates between April 1, 2002 and October 1, 2003. The Senior Discount Debenture 2007 is callable at any time at the Company's option; these contracts were entered into to provide the Company with flexibility in timing of an early call. The balance of $30 million is associated with forecast purchases of inventory. As these contracts have not been designated hedges, gains or losses arising from the change in fair value of these contracts, are recorded immediately in the statement of operations within foreign exchange gains and losses. For the year ended December 31, 2001, a gain of (pound)47 million was recorded on these contracts.

Amounts recorded within other comprehensive income will be reclassified into earnings where there is ineffectiveness, when the hedged transaction takes place or where there is a change in the Group's circumstances that support the effectiveness of the hedges. An estimated loss of (pound)3 million is expected to be reclassified into earnings within the next 12 months.

Hedges of variable rate debt
As described in note 15 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and an Institutional Tranche. Draw downs under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.25% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarised as follows:

----------------------------- ----------------------- --------------------- --------------------- -------------------
Effective dates               Maturities                Notional principal              Receives              Pays %
----------------------------- ----------------------- --------------------- --------------------- -------------------
1/2/1997 - 7/1/2002           3/28/2002 - 1/1/2005             (pound)700m         6-month LIBOR        5.71 - 7.835
----------------------------- ----------------------- --------------------- --------------------- -------------------
4/1/2002                      1/1/2005                         (pound)200m         3-month LIBOR          5.7 - 5.75
----------------------------- ----------------------- --------------------- --------------------- -------------------

The Group assesses the effectiveness and ineffectiveness of these derivative instruments on a quarterly basis. The ineffective portion of the Group's interest rate swaps was not significant.

Amounts recorded within other comprehensive income will be reclassified into earnings where there is ineffectiveness, when the hedged transaction takes place or where there is a change in the Group's circumstances that support the effectiveness of the hedges. An estimated (pound)2 million is expected to be reclassified into earnings within the next 12 months.

Fair value of financial instruments
SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

At December 31, 2001 the Group's significant financial instruments include cash and cash equivalents, trade receivables, foreign currency swaps, interest rate swaps, foreign exchange forward contracts, trade payables and long-term borrowings. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

--------------------------------------------- -------------------- --------------- ----------------------- ------------
                                                                               At                                   At
                                                                     December 31,                             December
                                                                             2001                             31, 2000
                                                  Carrying amount      Fair value         Carrying amount   Fair value
                                                         (pound)m        (pound)m                (pound)m     (pound)m
--------------------------------------------- -------------------- --------------- ----------------------- ------------
Financial instruments - assets:
Foreign exchange forward contracts                            131             131                       -            -
Foreign currency swaps                                         15              15                       7            7
--------------------------------------------- -------------------- --------------- ----------------------- ------------
Financial instruments - liabilities
Interest rate swap agreements                                (25)            (25)                       -         (33)
Foreign exchange forward contracts                            (4)             (4)                     (8)         (14)
--------------------------------------------- -------------------- --------------- ----------------------- ------------
Debt obligations
Accreting Convertible Notes 2003                              268             268                     225          225
Senior Convertible Notes 2005                                 344             234                     334          234
Senior Debentures 2006                                        206             155                     200          173
Senior Convertible Notes 2007                                 300             174                     300          179
Senior Discount Debentures 2007                             1,059             803                   1,078          920
Senior Notes 2008                                             226             185                     235          207
Senior Discount Notes 2009                                    505             308                     473          312
Senior Notes 2010                                             378             315                     388          352
Senior Discount Notes 2010                                    185             136                     178          135
Senior Secured Facility                                     1,360           1,360                     690          690
Flextech facility                                               -               -                     116          116
Other debt                                                     66              66                      37           37
--------------------------------------------- -------------------- --------------- ----------------------- ------------

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third party financial institutions and represents the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end. The directors consider that the fair value of the Accreting Convertible Notes 2003 is not materially different from the carrying value, as the Notes may not be traded and must be held until maturity.

Market risk and concentrations of credit risk
Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates. Generally, the Group is not exposed to such market risk because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments However such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. The Group places its temporary cash investments with major international financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group's customer base. At December 31, 2001, the Group had no significant concentration of credit risk.

US GAAP
Notes to the Consolidated Financial Statements continued

5        IMPAIRMENT OF ASSETS
During the year ended December 31, 2001, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market.

The review found evidence of impairment in the value of goodwill arising on the core Content business and in the value of two affiliated undertakings, UKTV and SMG. In order to write these down to their value in use, which was determined using projected future cashflows at a discount rate of 11.5%, commensurate with the risks associated with the assets, a charge of (pound)766 million was taken against goodwill and a charge of (pound)202 million was written off the value of its investment in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill and share of net losses of affiliates respectively.

No impairment in the carrying value of the network assets was required.

6   BUSINESS COMBINATIONS
On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited ("Rapid Travel") and was granted a series of call options by and granted a series of put options to the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on November 30, 2003 for total consideration of (pound)4 million. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was (pound)7 million, which is being amortized over 20 years.

If the Group had acquired Rapid Travel at the beginning of 2000 and 2001, the Group's results would not have been materially different from the actual results as disclosed in these financial statements.

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc ("Flextech"), a company engaged in broadcast media activities, for a total consideration of (pound)1,978 million. This comprised 601 million shares of 10p each and acquisition costs of (pound)31 million. The value attributed to the shares issued was 323.85p per share, being the average share market price for a five day period around December 17, 1999, the day the terms of the acquisitions were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was (pound)1,382 million, which is being amortized over its estimated useful life of 20 years. As described in note 5, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of (pound)766 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC ("Eurobell"), from Deutsche Telekom ("DT") and agreed to pay initial and deferred consideration to DT, (as discussed below), in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration is (pound)254 million. The terms of the Accreting Convertible Notes are described in note 15 to these financial statements.

Upon completion of the acquisition, the Company issued a (pound)220 million Accreting Convertible Note to DT in consideration for: Eurobell's entire issued share capital, (pound)72 million, the assignment of an inter-company loan previously owed by Eurobell to DT, (pound)128 million, and a cash payment remitted to Eurobell by DT shortly after the acquisition, (pound)20 million. Subsequently, on January 15, 2001 DT remitted a further cash payment, (pound)30 million, to Eurobell and the Company issued an additional Accreting Convertible Note to DT for (pound)30 million.

In addition under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended December 31, 2000 exceeding a certain target. As a result, an additional (pound)3.5 million Accreting Convertible Note, dated April 2, 2001 was issued to DT. This deferred consideration was accrued for at December 31, 2000.

Goodwill of (pound)1 million arose on the acquisition which is being amortized over 20 years.

If the Company had acquired Flextech and Eurobell on January 1, 2000 the Group's net loss of (pound)755 million and loss per share of (pound)0.28 would have been (pound)820 million and (pound)0.28, respectively.

On November 23, 1999 the Company acquired the remaining 50% of the issued share capital of Cable London PLC ("Cable London") which it did not already own, for cash consideration of (pound)389 million plus acquisition costs of (pound)5 million and assumption of debt of (pound)39 million. The acquisition has been accounted for using the purchase method of accounting. The goodwill arising on acquisition was (pound)438 million and is being amortized on a straight-line basis over 20 years which is the average remaining useful life of the network assets acquired with Cable London.

7   SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash paid for interest was (pound)335 million, (pound)164 million and (pound)124 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Significant non-cash investing activities are described below. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. The amounts stated for 1999 represent the purchase of Cable London. These transactions are described in note 6 to the consolidated financial statements.

                                                                                               Year ended December 31
                                                                              2001             2000              1999
                                                                          (pound)m         (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Acquisitions:
Assets                                                                           1            1,104               180
Liabilities assumed                                                            (2)            (172)             (117)
Debt assumed                                                                     -            (261)             (126)
----------------------------------------------------------------------------------------------------------------------
Net (liabilities)/assets (contributed)/ assumed                                (1)              671              (63)
Less:
Previously accounted for:
    Equity investment in Cable London                                            -                -              (32)
    Share of cumulative losses of Cable London                                   -                -                51
Goodwill arising                                                                 7            1,383               438
----------------------------------------------------------------------------------------------------------------------
                                                                                 6            2,054               394
----------------------------------------------------------------------------------------------------------------------

Share consideration/capital contribution                                         -            1,946                 -
Debt consideration                                                               -               75                 -
Purchase of shares                                                               2                -               389
Option consideration                                                             4                -                 -
Direct costs of acquisition                                                      -               33                 5
----------------------------------------------------------------------------------------------------------------------
                                                                                 6            2,054               394
----------------------------------------------------------------------------------------------------------------------

In 2001 the Group entered into capital lease obligations with a total capital value of (pound)47 million. In addition the Group entered into vendor financing arrangements, under which it had a remaining financed balance of (pound)23 million at December 31, 2001. At December 31, 2001, the Group had accrued a further (pound)35 million of capital expenditure for property and equipment.

In 2000, (pound)114 million of goodwill was allocated to investments in affiliates.

                                                                                                       At December 31
                                                                                               2001              2000
8   OTHER RECEIVABLES                                                                      (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Value Added Tax refund                                                                            -                 4
Interconnection receivables                                                                       2                 6
Accrued income                                                                                   68                60
Other                                                                                            27                31
Foreign currency swap                                                                            15                 7
----------------------------------------------------------------------------------------------------------------------
                                                                                                112               108
----------------------------------------------------------------------------------------------------------------------

Accrued income primarily represents telephone calls made by Cable Division subscribers and income accrued under Business Services Division contracts that have not been billed as at the accounting period end.

US GAAP
Notes to the Consolidated Financial Statements continued

9   INVESTMENTS
The Group has investments in affiliates accounted for under the equity method at December 31, 2001 and 2000 as follows:

                                                                                  Percentage ownership at December 31
                                                                                         2001                    2000
----------------------------------------------------------------------------------------------------------------------
Front Row Television Limited                                                            50.0%                   53.0%
Blueyonder Workwise Limited                                                             70.0%                   70.0%
UKTV                                                                                    50.0%                   50.0%
SMG plc                                                                                 16.9%                   17.2%
----------------------------------------------------------------------------------------------------------------------

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:
                                                                                          At December 31
                                                                                         2001                    2000
                                                                                     (pound)m                (pound)m
----------------------------------------------------------------------------------------------------------------------
Combined financial position
Property and equipment, net                                                                54                      57
Intangible assets, net                                                                    112                     360
Other assets, net                                                                         169                     268
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                              335                     685
----------------------------------------------------------------------------------------------------------------------
Debt                                                                                       66                       -
Other liabilities                                                                         690                     626
Owners' equity                                                                          (421)                      59
----------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                              335                     685
----------------------------------------------------------------------------------------------------------------------

                                                                                               Year ended December 31
                                                                         2001                  2000              1999
                                                                     (pound)m              (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Combined operations
Revenue                                                                   408                   406                10
Operating expenses                                                       (324)                (343)               (9)
----------------------------------------------------------------------------------------------------------------------
Operating profit                                                           84                    63                 1
Interest expense                                                         (38)                  (30)                 -
----------------------------------------------------------------------------------------------------------------------
Net profit                                                                 46                    33                 1
----------------------------------------------------------------------------------------------------------------------

                                                                                                       At December 31
                                                                                               2001              2000
                                                                                           (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
The Group's investments in affiliates are comprised as follows:
Goodwill                                                                                         27               114
Loans                                                                                           260               267
Share of net assets                                                                             260               403
----------------------------------------------------------------------------------------------------------------------
                                                                                                547               784
----------------------------------------------------------------------------------------------------------------------

Included within investments in affiliates is(pound)80 million (2000:(pound)148 million) in respect of listed investments. The aggregate market value of these listed investments at December 31, 2001 was(pound)80 million (2000:(pound)146 million). In addition,(pound)18 million (2000:(pound)nil) of the investment in SMG plc provides security for a loan.

10  PROPERTY AND EQUIPMENT
                                      Land       Buildings        Cable and     Electronic   Other equipment     Total
                                                                    ducting      equipment
                                  (pound)m        (pound)m         (pound)m       (pound)m          (pound)m  (pound)m
-----------------------------------------------------------------------------------------------------------------------
Acquisition costs
Balance at January 1, 2001               6             119            2,630          1,393               552     4,700
Additions                                -              14              556             31                52       653
Disposals                                -               -                -              -               (7)       (7)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             6             133            3,186          1,424               597     5,346
-----------------------------------------------------------------------------------------------------------------------
Accumulated depreciation
Balance at January 1, 2001               -              35              546            605               225     1,411
Charge for the year                      -              10              348             56                55       469
Disposals                                -               -                -              -               (7)       (7)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             -              45              894            661               273     1,873
-----------------------------------------------------------------------------------------------------------------------
2001 Net book value                      6              88            2,292            763               324     3,473
=======================================================================================================================
Acquisition costs
Balance at January 1, 2000               6             100            2,267          1,063               372     3,808
On acquisition                           -               4              188             92                17       301
Additions                                -              15              176            239               165       595
Disposals                                -               -              (1)            (1)               (2)       (4)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             6             119            2,630          1,393               552     4,700
-----------------------------------------------------------------------------------------------------------------------
Accumulated depreciation
Balance at January 1, 2000               -              28              398            409               155       990
Charge for the year                      -               7              148            197                71       423
Disposals                                -               -                -            (1)               (1)       (2)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             -              35              546            605               225     1,411
-----------------------------------------------------------------------------------------------------------------------
 2000 Net book value                     6              84            2,084            788               327     3,289
=======================================================================================================================

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of (pound)14 million and (pound)16 million as of December 31, 2001 and 2000, respectively. Electronic equipment includes the Group's switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

11       VALUATION AND QUALIFYING ACCOUNTS
                                                                                Additions
                                                                               charged to
                                                Balance at  Acquisition of      costs and                   Balance at
                                                 January 1    subsidiaries       expenses     Deductions   December 31
                                                  (pound)m        (pound)m       (pound)m       (pound)m      (pound)m
-----------------------------------------------------------------------------------------------------------------------
2001   Deferred tax valuation allowances               733               -            168              -           901
       Allowance for doubtful accounts                  19               -              3            (6)            16
-----------------------------------------------------------------------------------------------------------------------
2000   Deferred tax valuation allowances               491              38            204              -           733
       Allowance for doubtful accounts                  13               5             14           (13)            19
-----------------------------------------------------------------------------------------------------------------------
1999   Deferred tax valuation allowances               369              39             83              -           491
       Allowance for doubtful accounts                  14               2             14           (17)            13
-----------------------------------------------------------------------------------------------------------------------

US GAAP
Notes to the Consolidated Financial Statements continued

12  OTHER ASSETS
                                                                                                       At December 31
                                                                                                  2001           2000
The components of other assets, net of amortization, are as follows:                          (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------
Deferred financing costs of debentures                                                              22             32
Deferred financing costs of Senior Secured Facility                                                 36             15
----------------------------------------------------------------------------------------------------------------------
                                                                                                    58             47
----------------------------------------------------------------------------------------------------------------------

As described in note 15, the Group entered into a new Senior Secured credit facility on March 16, 2001. As a result the deferred financing costs included within other assets at December 31, 2000 were written off.

                                                                                                  2001           2000
13  INVENTORY                                                                                 (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                                                        1              2
Inventories of spare capacity and duct held for re-sale                                             36             36
Programming inventory                                                                               30             31
----------------------------------------------------------------------------------------------------------------------
                                                                                                    67             69
----------------------------------------------------------------------------------------------------------------------

                                                                                                          At December
                                                                                                                   31
14  OTHER LIABILITIES                                                                             2001           2000
Other liabilities are summarized as follows:                                                  (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------
Deferred income                                                                                    114             83
Accrued construction costs                                                                          67             30
Accrued programming costs                                                                           24             33
Accrued interconnect costs                                                                          39             37
Accrued interest                                                                                   111             85
Accrued staff costs                                                                                 35             24
Accrued expenses                                                                                    41             67
Other liabilities                                                                                   93             44
----------------------------------------------------------------------------------------------------------------------
                                                                                                   524            403
----------------------------------------------------------------------------------------------------------------------

15  DEBT
                                                              Weighted
                                                               average
                                                         interest rate
Debt is summarized as follows at                   2001           2000            1999            2001            2000
December 31, 2001 and 2000:                           %              %               %        (pound)m        (pound)m
-----------------------------------------------------------------------------------------------------------------------
Accreting Convertible Notes 2003                      5              5               -             268             225
Senior Convertible Notes 2005                         6              6               -             344             334
Senior Debentures 2006                            9.625          9.625           9.625             206             200
Senior Convertible Notes 2007                      5.25           5.25            5.25             300             300
Senior Discount Debentures 2007                      11             11              11           1,059           1,078
Senior Notes 2008                                 11.25          11.25           11.25             226             235
Senior Discount Notes 2009                         9.25           9.25            9.25             261             237
Senior Discount Notes 2009                        9.875          9.875           9.875             244             236
Senior Notes 2010                                 9.875          9.875               -             378             388
Senior Discount Notes 2010                       11.375         11.375               -             185             178
Senior Secured Facility                           7.265          7.553           8.777           1,360             690
Flextech facility                                     -          6.712               -               -             116
Cable London facility                                 -              -           6.684               -               -
Other debt                                        6.767          7.432             7.5              66              37
-----------------------------------------------------------------------------------------------------------------------
                                                                                                 4,897           4,254
-----------------------------------------------------------------------------------------------------------------------

Notes and debentures
--------------------------------------- -------- ------------ --------------------- --------------------- ------------
                                                   Principal         Maturity date   Earliest redemption     Interest
                                                           m                                        date       rate %
--------------------------------------- -------- ------------ --------------------- --------------------- ------------
Accreting Convertible Notes 2003            GBP          294      November 1, 2003      November 1, 2003            5
Senior Convertible Notes 2005               USD          500          July 7, 2005          July 7, 2003            6
Senior Debentures 2006                      USD          300       October 1, 2006       October 1, 2000        9.625
Senior Convertible Notes 2007               GBP          300     February 19, 2007         March 9, 2003         5.25
Senior Discount Debentures 2007             USD        1,537       October 1, 2007       October 1, 2000           11
Senior Notes 2008                           USD          350       November 1,2008      November 1, 2003        11.25
Senior Discount Notes 2009                  GBP          325        April 15, 2009        April 15, 2004        9.875
Senior Discount Notes 2009                  USD          500        April 15, 2009        April 15, 2004         9.25
Senior Notes 2010                           GBP          180      February 1, 2010      February 1, 2005        9.875
Senior Notes 2010                           USD          350      February 1, 2010      February 1, 2005        9.875
Senior Discount Notes 2010                  USD          450      February 1, 2010      February 1, 2005       11.375
--------------------------------------- -------- ------------ --------------------- --------------------- ------------

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288p per ordinary share. Conversion is at the holders' option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325p per ordinary share. Conversion is at the holders' option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes 2003 are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56p per ordinary share. Conversion is at maturity, at the holder's option but the Group can elect to settle in cash, in whole but not in part, at any time at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On January 15, 2001, DT remitted a cash payment of (pound)30 million to its former subsidiary Eurobell, under the terms of the acquisition of Eurobell by the Company on November 1, 2000. In consideration the Company issued additional Accreting Convertible Notes 2003 for the same amount. In addition, under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended December 31, 2000 exceeding a certain target. As a result additional (pound)3.5 million Accreting Convertible Notes 2003, dated April 2, 2001, were issued to DT.

US GAAP
Notes to the Consolidated Financial Statements continued

15 DEBT (CONTINUED)
The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was (pound)123 million and (pound)101 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. The Group was in compliance with the covenants at December 31, 2001.

The Group hedges its exposure to movements in the USD:GBP exchange rate through the use of foreign currency swaps and foreign exchange forward contracts. These contracts are typically designed to match the first call date of the debt or where this date has already passed, a specified date in the future. Details of these derivative instruments are disclosed in note 5.

Senior Secured Facility
On March 16, 2001 the Group entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2 billion, of which (pound)1,360 million was drawn down at December 31, 2001. The Group is also able to raise a further (pound)250m from institutional investors (the "Institutional Tranche") of which (pound)125 million was drawn down at December 31, 2001. The first draw downs under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.25% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Group's ability to borrow under the Senior Secured Facility and the Institutional Tranche is subject to, amongst other things, its compliance with the financial and borrowing conditions contained therein. There are three covenants, which are applied as follows:

o Interest charged on the senior debt facility compared with earnings before interest, tax, depreciation and amortization (`EBITDA');

o        Cash-paying interest compared with EBITDA; and

o        Senior debt compared with EBITDA

At December 31, 2001, the Group was in compliance with these covenants and conditions and expects to be in compliance throughout 2002.

Vendor financing
The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements. The balance on these arrangements at December 31, 2001 was (pound)23 million.

SMG loan
On July 11, 2001, the Group entered into a contract with Toronto Dominion Bank ("TD"), whereby TD provides a loan to the Group, in return for security over 55% of the Group's shareholding in SMG plc. The arrangement matures after one year, but can be extended for up to three years by mutual agreement. The balance on the loan at December 31, 2001 was (pound)33 million.

Bank loans
Bank loans are property loans secured on certain freehold and long leasehold land and buildings held by the Group. The balance at December 31, 2001 was (pound)10 million.

Other loans
At December 31, 2000 the Group had a credit facility with Liberty Media. The balance at that date was (pound)17 million. The Group also had a standby credit facility of (pound)2 million made available by Vivendi SA. These two loans were repaid during the year.

The Maturity Profile of the Group's long-term debt is as follows:
                                                                                                                 2001
                                                                                                             (pound)m
----------------------------------------------------------------------------------------------------------------------
2002                                                                                                               60
2003                                                                                                              268
2004                                                                                                                1
2005                                                                                                              345
2006                                                                                                              598
2007 and thereafter                                                                                             3,625
----------------------------------------------------------------------------------------------------------------------
                                                                                                                4,897
----------------------------------------------------------------------------------------------------------------------

16 INCOME TAXES
Loss before income taxes is solely attributable to the UK:                        2001           2000            1999
The provisions for income taxes follow:                                       (pound)m       (pound)m        (pound)m
----------------------------------------------------------------------------------------------------------------------
Income tax benefit/(expense)                                                         -              -               -
Deferred tax benefit                                                                70              6               -
----------------------------------------------------------------------------------------------------------------------
                                                                                    70              6               -
----------------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes determined using the statutory UK rate of 30%
(2000: 30%) to the effective rate of income tax is as follows:
                                                                                                           Year ended
                                                                                                          December 31
                                                                                  2001           2000            1999
                                                                                     %              %               %

----------------------------------------------------------------------------------------------------------------------
Corporate tax at UK statutory rates                                               (30)           (30)            (30)
Change in valuation allowance                                                       34             31              30
----------------------------------------------------------------------------------------------------------------------
                                                                                     4              1               -
----------------------------------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities at December 31, 2001 and 2000 are summarized as follows:
                                                                                                 2001            2000
                                                                                             (pound)m        (pound)m
----------------------------------------------------------------------------------------------------------------------
Deferred tax assets relating to:
Fixed assets                                                                                      410             304
Net operating loss carried forward                                                                465             402
Other - investments                                                                                26              27
----------------------------------------------------------------------------------------------------------------------
Deferred tax asset                                                                                901             733
Valuation allowance                                                                             (901)           (733)
----------------------------------------------------------------------------------------------------------------------
                                                                                                    -               -
----------------------------------------------------------------------------------------------------------------------
Investments in affiliates                                                                       (113)           (183)
----------------------------------------------------------------------------------------------------------------------
Deferred tax liability per balance sheet                                                        (113)           (183)
----------------------------------------------------------------------------------------------------------------------

At December 31, 2001 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses ("NOLs") of (pound)1,550 million available to relieve against future profits. This excludes capital allowances on assets which are available to the Group, but have not been claimed, amounting to (pound)4,410 million.

Due to a history of operating losses the Group has established a valuation allowance with respect to deferred tax assets.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

US GAAP
Notes to the Consolidated Financial Statements continued

17  SHAREHOLDERS' EQUITY
Movement in share capital
On November 23, 1999, the Company completed its acquisition of the 50% of Cable London not already owned from NTL (Bermuda) Limited, a subsidiary of NTL Communications Corporation. The acquisition was mainly funded by the proceeds of a rights issue to existing Telewest shareholders. Under the terms of the rights issue shareholders were able to acquire one new ordinary share for every 11 shares held, at a price of 213 pence per new share. Under the rights issue 190 million ordinary shares were issued. In addition 6 million ordinary shares were redesignated into 6 million limited voting convertible ordinary shares.

On March 31, 2000 the authorized share capital of the Company was increased to (pound)460 million divided into 4,300 million ordinary shares of 10 pence each and 300 million limited voting convertible ordinary shares of 10p each.

On April 19, 2000 the Company issued 601 million ordinary shares of 10 pence each in consideration for the entire issued share capital of Flextech. Also in 2000, 4 million ordinary shares of 10 pence each were issued in consideration of (pound)3 million on exercise of employee share options.

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was (pound)6 million. In addition the Company redesignated 20 million ordinary shares of 10p each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares
The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company's option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can re-designate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or the Microsoft Group will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

In May 2001, Liberty Media increased its shareholding in the Company as result of the purchase of 20 million ordinary shares of 10p each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10p each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft's combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group's debt securities may occur.

18  SHARE-BASED COMPENSATION PLANS
At December 31, 2001, the Company operated five types of share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme ("RSS"), the Telewest Long Term Incentive Plan ("LTIP") and an Equity Participation Plan ("EPP").

The Company applies APB Opinion Bulletin 25 and related interpretations in accounting for its share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost recognized for share option grants and awards is as follows:

                                                                                       2001         2000         1999
                                                                                   (pound)m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
RSS                                                                                       -            -            -
LTIP                                                                                      -            5            1
Executive Share Option Schemes                                                            1            2           23
EPP                                                                                       1            1            -
----------------------------------------------------------------------------------------------------------------------
                                                                                          2            8           24
----------------------------------------------------------------------------------------------------------------------

If compensation costs for share option grants and awards under the RSS, LTIP,
Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001, 2000 and 1999 consistent with the method prescribed by SFAS 123, the Group's net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:
                                                                                       2001         2000         1999
                                                                                   (pound)m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
Net loss - As reported                                                              (1,741)        (755)        (541)
          - Pro forma                                                               (1,750)        (757)        (519)

----------------------------------------------------------------------------------------------------------------------
                                                                                    (pound)      (pound)      (pound)
Basic and diluted loss per share - As reported                                       (0.60)       (0.28)       (0.25)
                                 - Pro forma                                         (0.61)       (0.28)       (0.24)
----------------------------------------------------------------------------------------------------------------------

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5%, 5.8% and 6.8% for grants in 2001, 2000 and 1999 respectively, and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Performance-based share option compensation plans
The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company's ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company's shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

US GAAP
Notes to the Consolidated Financial Statements continued

18  SHARE-BASED COMPENSATION PLANS (CONTINUED)
A summary of the status of the Company's performance-based share option plans as of December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                            2001                      2000                       1999
                                                        Weighted                  Weighted                   Weighted
                                                         average                   average                    average
                                             Number     exercise       Number     exercise        Number     exercise
                                          of shares        price    of shares        price     of shares        price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         52,503,409       173.2p   17,028,622       110.0p    26,165,744       118.9p
Adjustments during the year                       -            -    4,457,322       143.8p     1,365,978       105.0p
Granted                                  53,709,994        98.8p   35,154,239       205.1p     1,163,027       265.4p
Exercised                               (1,210,816)        78.2p  (2,501,964)       114.9p   (8,566,437)       136.0p
Forfeited                               (7,302,750)       134.3p  (1,634,810)       208.8p   (3,099,690)       108.4p

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               97,699,837       136.4p   52,503,409       173.2p    17,028,622       110.0p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end          16,577,655       132.0p   14,938,772       129.8p     2,386,230       116.8p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
  options granted during the year             69.7p                     33.9p                     201.4p
----------------------------------------------------------------------------------------------------------------------

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options (1999-compensating option holders for the dilutive effect of the rights issue in that year).

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's performance-based share options outstanding at December 31, 2001.

                                                                                   Options                    Options
                                                                               outstanding                exercisable
----------------------------------------------------------------------------------------------------------------------
                                                          Number     Weighted     Weighted        Number     Weighted
                                                     outstanding      average      average   exercisable      average
                                                              at    remaining     exercise            at     exercise
                                                        December  contractual        price  December 31,        price
                                                             31,         life                       2001
Range of exercise prices                                    2001
----------------------------------------------------------------------------------------------------------------------
65.7 - 76.8p                                          14,813,365      8.2 yrs        74.2p     4,028,801       72.1 p
81.5 - 82.5p                                           2,175,831      9.6 yrs        81.7p             -            -
84.6 - 99.9p                                           3,122,542      3.5 yrs        90.2p     3,122,542        90.2p
102.0 - 109.1p                                        34,373,272      9.2 yrs       103.7p       828,028       108.7p
114.0 - 125.9p                                        12,605,878      8.1 yrs       119.8p     1,635,814       124.6p
130.4 - 142.9p                                         2,899,478      3.1 yrs       139.7p     2,899,478       139.7p
156.6 - 170.0p                                         1,601,198      8.2 yrs       165.8p       172,307       159.8p
202.4 - 235.0p                                        24,794,408      8.5 yrs       228.9p     3,675,233       226.0p
237.3 - 249.4p                                           543,216      8.1 yrs       239.7p        79,086       244.7p
274.3 - 276.5p                                           381,810      8.4 yrs       276.3p        19,978       275.3p
289.0 - 294.8p                                           388,839      7.8 yrs       291.2p       116,388       291.3p
----------------------------------------------------------------------------------------------------------------------
65.7 - 294.8p                                         97,699,837      8.3 yrs       136.4p    16,577,655       132.0p
----------------------------------------------------------------------------------------------------------------------

Fixed share option compensation plans
The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Company's fixed share option compensation scheme as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:

                                                            2001                       2000                      1999
                                                        Weighted                   Weighted                  Weighted
                                                         average                    average                   average
                                             Number     exercise       Number      exercise       Number     exercise
                                          of shares        price    of shares         price    of shares        price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         26,635,135        91.1p   11,679,289        116.9p    9,460,336        84.7p
Adjustments during the year                       -            -      654,868        126.2p      469,470        67.9p
Granted                                   9,205,135        60.3p   17,946,934         88.3p    2,775,602       236.5p
Exercised                               (4,380,809)        57.3p    (876,216)         98.1p     (30,719)        88.8p
Forfeited                               (9,940,127)       100.4p  (2,769,740)        187.6p    (995,400)        88.2p
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               21,519,334        80.5p   26,635,135         91.1p   11,679,289       116.9p
----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end              72,926        98.0p    4,443,443         57.1p            -            -
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
   options granted during the year            33.3p                     39.1p                     153.4p
----------------------------------------------------------------------------------------------------------------------

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options (1999-compensating option holders for the dilutive effect of the rights issue in that year).

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's fixed share options outstanding at December 31, 2001.

                                                                                                              Options
                                                                                                          outstanding
----------------------------------------------------------------------------------------------------------------------
                                                                                                  Number     Weighted
                                                                                             outstanding      average
                                                                                                      at    remaining
                                                                                                December  contractual
                                                                                                     31,         life
Range of exercise prices                                                                            2001
----------------------------------------------------------------------------------------------------------------------
53.6 - 88.3p                                                                                  19,178,335      3.0 yrs
103.9 - 115.9p                                                                                 1,875,842      0.6 yrs
128.6 - 161.9p                                                                                    76,965      1.1 yrs
191.0 - 236.5p                                                                                   388,192      1.6 yrs
----------------------------------------------------------------------------------------------------------------------
53.6 - 236.5p                                                                                 21,519,334      2.8 yrs
----------------------------------------------------------------------------------------------------------------------

Telewest Restricted Share Scheme ("RSS")
The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees' Share Ownership Plan Trust (the "Telewest ESOP"), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest. Awards granted under the RSS may be made over a maximum of 4.0 million ordinary shares of the Company.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

US GAAP
Notes to the Consolidated Financial Statements continued

18  SHARE-BASED COMPENSATION PLANS (CONTINUED)
A summary of the status of the RSS at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                      2001          2000         1999
                                                                                    Number        Number       Number
                                                                                 of shares     of shares    of shares
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                   358,316       576,333      416,186
Adjustments during the year                                                              -             -       21,612
Granted                                                                            248,595             -      447,532
Exercised                                                                         (76,056)     (131,394)    (122,157)
Forfeited                                                                                -      (86,623)    (186,840)
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                         530,855       358,316      576,333
----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                      38,338        86,989       33,283
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                  (pound)1.10             -  (pound)2.18
----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

At December 31, 2001, the 530,855 awards outstanding and the 38,338 awards exercisable have weighted average remaining contractual lives of 8.4 years and
5.4 years respectively.

Long Term Incentive Plan ("LTIP")
The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the Company's LTIP at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                      2001          2000         1999
                                                                                    Number        Number       Number
                                                                                 of shares     of shares    of shares
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                 2,714,552     4,005,075    3,796,733
Adjustments during the year                                                              -             -      188,468
Granted                                                                            910,730       816,175      196,139
Exercised                                                                      (1,220,362)   (1,152,826)            -
Forfeited                                                                        (838,413)     (953,872)    (176,265)
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                       1,566,507     2,714,552    4,005,075
----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                     265,939     1,058,542            -
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                  (pound)1.09   (pound)0.24  (pound)1.93
----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

At December 31, 2001, the 1,566,507 awards outstanding and the 265,939 awards exercisable have weighted average remaining contractual lives of 2.5 years and
1.1 years respectively.

Deferred compensation cost relating to the LTIP is (pound)189,000.

Equity Participation Plan ("EPP")
The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the pre-tax or post-tax Short Term Incentive Plan ("STIP") bonus payable to the employee to acquire Telewest shares ("bonus shares"). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed by the Company for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Company's EPP at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                        2001         2000         1999
                                                                                      Number       Number       Number
                                                                                   of shares    of shares    of shares
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                   1,193,839    1,074,150      676,504
Adjustments during the year                                                                -            -       57,664
Granted                                                                                    -      267,524      495,964
Exercised                                                                          (579,430)    (130,576)     (67,336)
Forfeited                                                                           (42,356)     (17,259)     (88,646)
-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                           572,053    1,193,839    1,074,150
-----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                        26,443      288,253      312,718
-----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                              -  (pound)2.49  (pound)1.83
-----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

At December 31, 2001, the 572,053 awards outstanding and 26,443 awards exercisable have weighted average remaining contractual lives of 4.5 years and
3.3 years respectively.

Deferred compensation cost relating to the EPP is (pound)419,000.

19       ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                                                             Gains/(losses) on mark to
                                                                                             market of cashflow hedges
----------------------------------------------------- ---------------------------------- ------------------------------
Balance at January 1, 2001                                                                                           -
Cumulative effect of accounting change                                                                            (16)
Amounts reclassified into earnings                                                                                 (5)
Current period (decrease)/increase in fair value                                                                    57
----------------------------------------------------- ---------------------------------- ------------------------------
Balance at December 31, 2001                                                                                        36
===================================================== ================================== ==============================

US GAAP
Notes to the Consolidated Financial Statements continued

20   COMMITMENTS AND CONTINGENCIES
Restricted cash
At December 31,2001, the Group has cash restricted as to use of (pound)20 million. Of this amount, (pound)12 million provides security for leasing obligations and (pound)8 million guarantees a temporary overdraft of TV Travel Group Limited, an affiliate.

Other commitments
Under the terms of the investment agreement relating to the Group's investment in Imagine Broadband, the Group committed to spend (pound)17 million on Imagine Broadband services on or before June 30, 2003. At the year end the unspent balance of this commitment was (pound)4 million.

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

                                                                                                     2001         2000
---------------------------------------------------------------------------------- ----------------------- ------------
                                                                                                 (pound)m     (pound)m
Contracted                                                                                             28           43
---------------------------------------------------------------------------------- ----------------------- ------------
In addition the Group has contracted to buy (pound)14 million of programming rights for which the license period has not yet started.

Also at December 31, 2001 the Group is committed to providing funding to its affiliates as follows:
                                                                                                        Committed cash
                                                                                                              (pound)m
------------------------------------------------------------ ----------------------------------------------------------
Company
Blueyonder Workwise                                                                                                  3
iSee Ventures                                                                                                        1
Vis iTV                                                                                                              1
------------------------------------------------------------ ----------------------------------------------------------
                                                                                                                     5
------------------------------------------------------------ ----------------------------------------------------------

Capital and operating leases
The Group leases a number of assets under arrangements accounted for as capital leases, as follows:
                                                                               Acquisition   Accumulated     Net book
                                                                                     costs  depreciation        value
                                                                                  (pound)m      (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
At December 31, 2001
Electronic equipment                                                                   290         (187)          103
Other equipment                                                                        109          (43)           66
At December 31, 2000
Electronic equipment                                                                   268         (161)          107
Other equipment                                                                        104          (36)           68
----------------------------------------------------------------------------------------------------------------------

Depreciation charged on these assets was (pound)45 million and (pound)64 million for the years ended December 31, 2001 and 2000 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to (pound)19 million, (pound)17 million and (pound)7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2001:

                                                                                               Capital      Operating
                                                                                                leases         leases
                                                                                              (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------
2002                                                                                                63             24
2003                                                                                                55             24
2004                                                                                                47             18
2005                                                                                                43             13
2006                                                                                                33             12
2007 and thereafter                                                                                 51             96
----------------------------------------------------------------------------------------------------------------------
                                                                                                   292
Imputed interest                                                                                  (54)
----------------------------------------------------------------------------------------------------------------------
                                                                                                   238
----------------------------------------------------------------------------------------------------------------------
It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies.
These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:
                                                                                                               (pound)m
-------------------------------------------------------------------------------------------------------- --------------
2002                                                                                                                 4
2003                                                                                                                 5
2004                                                                                                                 4
2005                                                                                                                 4
2006                                                                                                                 2
2007 and thereafter                                                                                                 15
-------------------------------------------------------------------------------------------------------- --------------

The assets held under these leases are accounted for as follows:

                                                Acquisition costs            Accumulated depreciation              NBV
                                                         (pound)m                            (pound)m         (pound)m
------------------------------- ---------------------------------- ----------------------------------- ----------------
At December 31, 2001
Cable and ducting                                              45                                 (3)               42
At December 31, 2000
Cable and ducting                                              18                                 (1)               17
------------------------------- ---------------------------------- ----------------------------------- ----------------

Depreciation charged on these assets was (pound)2 million and (pound)1 million for the years ended December 31, 2001 and 2000 respectively.

Contingent liabilities
The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of (pound)7 million (2000: (pound)7 million).

HM Customs and Excise have raised an assessment against the Group for (pound)8 million. Independent legal counsel has advised that the assessment is likely to be set aside on appeal. Accordingly no provison has been made in these accounts.

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

US GAAP
Notes to the Consolidated Financial Statements continued

21  RELATED PARTY TRANSACTIONS
Identity of relevant related parties
Liberty Media, Inc ("Liberty"), Microsoft and MediaOne International ("MediaOne") are related parties of the Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2001, 2000 and 1999.

Cable London up to its acquisition on November 23, 1999, was a related party of the Group by virtue of its status as an associated company.

Flextech up to its acquisition on April 19, 2000 was a related party of the Group as Liberty owned more than 20% of the voting rights of Flextech.

UKTV and TV Travel Group Limited ("TVT") became related parties of the Group with the Flextech acquisition as the Group owns 50% and 37.95% of the voting rights respectively.

During the year Screenshop Limited ("Screenshop") became a related party when the Group sold its shareholding in Screenshop to sit-up Limited in return for a 36.36% shareholding in sit-up Limited.

Nature of transactions
The Group had a (pound)10 million loan facility with Liberty. Interest charged on this loan was (pound)nil (2000:(pound)1 million). The balance due to Liberty at December 31, 2000 was (pound)17 million including accrued interest and was repaid during the year.

Additionally, the Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2001 amounted to (pound)2 million (2000: (pound)2 million). The balance outstanding in respect of these purchases was (pound)nil at December 31, 2001 and 2000.

The Group, in the normal course of providing cable television services, purchases certain of its programming from Flextech. Such programming is purchased on commercially-available terms. Total purchases in the period to acquisition in 2000 and in the year ended December 31, 1999 amounted to (pound)4 million and (pound)9 million respectively.

The Group made loans to Cable London prior to its acquisition in November 1999. Interest charged on these loans in the year ended December 31, 1999 was (pound)3 million.

The Group has charged management fees to UKTV of (pound)nil (2000: (pound)3 million). In addition the Group has recharged overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of (pound)8 million, (pound)3 million and (pound)1 million (2000: (pound)7 million, (pound)10 million and (pound)nil) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was (pound)12 million (2000: (pound)15 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2001 were (pound)217 million, (pound)28 million and (pound)nil respectively (2000: (pound)229 million, (pound)31 million and (pound)nil respectively).

In the normal course of its business the Group purchases programming from UKTV. Purchases in the year ended December 31, 2001 were(pound)5 million (2000:(pound)4 million, 1999:(pound)2 million). The balance due to UKTV at December 31, 2001 was(pound)2 million (2000:(pound)nil).

22  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                                                2001
                                        -----------------------------------------------------------------------------
                                                       Total         Fourth        Third          Second       First
                                                                   quarter*      quarter         quarter     quarter
                                                    (pound)m       (pound)m     (pound)m        (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------------
Revenue                                                1,254            329          312             315         298
Operating loss                                       (1,121)          (844)         (83)            (87)       (107)
Finance expenses, net                                  (457)          (131)        (104)            (95)       (127)
Net loss after extraordinary
item                                                 (1,741)        (1,122)        (192)           (185)       (242)
Basic and diluted loss per ordinary
share after extraordinary item                         (60p)          (38p)         (7p)            (6p)        (9p)
---------------------------------------------------------------------------------------------------------------------

* In the fourth quarter the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

                                                                                    2000
                                                       Total         Fourth        Third          Second       First
                                                                    quarter      quarter         quarter     quarter
                                                    (pound)m       (pound)m     (pound)m        (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------------
Revenue                                                1,069            289          280             264         236
Operating loss                                         (359)          (147)         (75)            (61)        (76)
Finance expenses, net                                  (385)           (67)        (105)           (101)       (112)
Net loss after extraordinary item                      (755)          (226)        (178)           (163)       (188)
Basic and diluted loss per ordinary
share after extraordinary item                         (28p)           (8p)         (6p)            (6p)        (8p)
---------------------------------------------------------------------------------------------------------------------

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of non-sterling denominated financial instruments using period end exchange rates and market valuations.

23       SEGMENTAL INFORMATION
The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group's chief operating decision-making group is the Board of Directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. The Group operates in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and Other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV and internet markets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Group has changed the structure of its segmental analysis and certain corresponding information from the previous years has been restated to reflect the change in structure.

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2001:

                                                                                 Note 2
                                                                                   2001       2001              2000         1999
                                                                                     $m   (pound)m          (pound)m     (pound)m
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
CABLE
Cable television                                                                    478        329               279          258
Consumer telephony                                                                  710        488               445          334
Internet and other                                                                   58         40                16           17
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total Consumer Division                                                           1,246        857               740          609
Business Services Division                                                          390        268               248          177
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Third party revenue                                                               1,636      1,125               988          786
Operating costs and expenses                                                    (1,196)      (822)             (757)        (597)
Depreciation                                                                      (658)      (453)             (392)        (305)
Amortization of goodwill                                                          (119)       (82)              (86)         (62)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Operating loss                                                                    (337)      (232)             (247)        (178)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Additions to property and equipment                                                 944        649               587          500
Total assets                                                                      7,407      5,093             5,146        4,568

US GAAP
Notes to the Consolidated Accounts continued

23 SEGMENTAL INFORMATION (CONTINUED)

                                                                                 Note 2
                                                                                   2001        2001             2000         1999
                                                                                     $m    (pound)m         (pound)m     (pound)m
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
CONTENT
Content division                                                                    208        143                88            -
Inter-segmental1                                                                   (20)       (14)               (7)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Third party revenue                                                                 188        129                81            -
Operating costs and expenses                                                      (196)      (135)             (101)            -
Depreciation                                                                       (24)       (16)              (31)            -
Amortization of goodwill2                                                       (1,261)      (867)              (61)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Operating loss                                                                  (1,293)      (889)             (112)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Additions to property and equipment                                                   6          4                 8            -
Total assets                                                                      1,802      1,239             2,178            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------

TOTAL
Cable television                                                                    478        329               279          258
Consumer telephony                                                                  710        488               445          334
Internet and other                                                                   58         40                16           17
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total Consumer Division                                                           1,246        857               740          609
Business Services Division                                                          390        268               248          177
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total Cable Division                                                              1,636      1,125               988          786
Content division                                                                    208        143                88            -
Inter-segmental1                                                                   (20)       (14)               (7)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total revenue                                                                     1,824      1,254             1,069          786
Operating costs and expenses                                                    (1,392)      (957)             (858)        (597)
Depreciation                                                                      (682)      (469)             (423)        (305)
Amortization of goodwill2                                                       (1,380)      (949)             (147)         (62)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Operating loss                                                                  (1,630)    (1,121)             (359)        (178)
Other expense2                                                                    (981)      (675)             (402)        (343)
Income tax benefit                                                                  102         70                 6            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Net loss before extraordinary loss                                              (2,509)    (1,726)             (755)        (521)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Additions to property and equipment                                                 950        653               595          500
Total assets                                                                      9,209      6,332             7,324        4,568
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------

1 Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.
2 In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

Consolidated Balance Sheet (years ended December 31)

Supplementary Financial Information
Five Year Summary (years ended December 31)

                                                            Group
                                                             2001       2000(3)        1999(2)      1998(1)       1997
                                                         (pound)m      (pound)m       (pound)m     (pound)m   (pound)m
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
Balance sheet data
Property and equipment (net)                                3,473         3,289          2,818        2,457      1,706
Total assets                                                6,332         7,324          4,568        3,978      2,413
Investment in affiliates                                      547           784              4           27         60
Total debt and capital leases4                              5,135         4,499          3,268        2,626      1,449
Equity                                                        451         2,145            953        1,041        739

Statement of operations data
Cable television                                              329           279            258          202        160
Consumer telephony                                            488           445            334          233        167
Internet and other                                             40            16             17           20         16
Business Services Division                                    268           248            177           84         44
Content Division                                              129            81              -            -          -
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
Total revenue                                               1,254         1,069            786          539        387
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------

Operating costs and expenses
Consumer programming expenses                               (142)         (132)          (132)        (103)       (93)
Business and consumer telephony expenses                    (235)         (235)          (158)         (82)       (50)
Content expenses                                             (83)          (46)              -            -          -
Selling, general and administrative                         (497)         (445)          (307)        (208)      (194)
Depreciation                                                (469)         (423)          (305)        (224)      (177)
Amortization5                                               (949)         (147)           (62)         (36)       (27)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
Operating loss                                            (1,121)         (359)          (178)        (114)      (154)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
Share of net loss of affiliates5                            (216)          (15)            (6)         (19)       (22)
Financial expenses, net                                     (457)         (385)          (335)        (201)      (156)
Extraordinary loss                                           (15)             -           (20)            -          -
Net loss                                                  (1,741)         (755)          (541)        (333)      (332)
Basic and diluted loss per ordinary share
   Before extraordinary loss                                (59p)         (28p)          (24p)        (23p)      (32p)
   Extraordinary loss                                        (1p)             -           (1p)            -          -
   Net loss                                                 (60p)         (28p)          (25p)        (23p)      (32p)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------

1 Includes results of General Cable and Birmingham Cable beginning September 1, 1998 (the date they were acquired by the Company)
2 Includes results of Cable London beginning November 23, 1999 (the date it was acquired by the Company)
3 Includes results of Flextech from April 19, 2000 and Eurobell from November 1, 2000 (the dates they were acquired by the Company)
4 See note 15 (Debt) and note 20 (Commitments and contingencies) to the US GAAP Consolidated Financial Statements
5 In the fourth quarter of 2001 the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

Shareholder Information

PROPOSED FINANCIAL CALENDAR 2002
First Quarter operating statistics and financial results        May 2002
Announcement of interim results for 2002                        August 2002
Third Quarter operating statistics and financial results        November 2002

DEBENTURES - INTEREST PAYMENTS
9 5/8% Senior Debentures due 2006, interest is payable semi-annually on April 1, and October 1.11% Senior Discount Debentures due 2007, interest is payable semi-annually on April 1, and October 1 commencing o n April 1,2001. 11 1/4% Senior Notes due 2008, interest is payable semi-annually on May 1, and November
1. 5 1/4% Convertible Notes due 2007, interest is payable semi-annually on February 19, and August 19. 9 1/4% Senior Discount Notes due 2009, and 9 7/8% Senior Discount Notes due 2009, interest is payable semi-annually on April 15, and October 15, commencing on October 15,2004. 9 7/8% Senior Notes due 2010, interest is payable semi-annually on February 1 and August 1. 11 3/8% Senior Discount Notes due 2010,interest is payable semi-annually on February 1 and August 1 commencing on August 1,2005. 6% Convertible Notes due 2005, interest is payable semi-annually on January 7 and July 7, commencing on January 7, 2001.

SHARE AND ADS INFORMATION
The Company's shares trade under the symbol "TWT" on the London Stock Exchange. American Depositary Shares ("ADS") (evidenced by American Depositary Receipts ("ADR")) representing the Company's shares trade on the Nasdaq Stock Market's National Market under the symbol "TWSTY". Each ADS represents ten shares.

The following table sets out, for the periods indicated the high and low middle market quotations for the Company's shares on the London Stock Exchange and the high and low reported trade prices for the ADS on the Nasdaq Stock Market's National Market.

                                                               Ordinary
                                                                Shares1                      ADS2
                                                                   High           Low        High        Low
---------- --------------------------------------------- --------------- ------------- ----------- ----------
2000       First Quarter                                         563.0p        307.5p      $87.88     $50.00
           Second Quarter                                        481.5p        228.0p      $84.50     $33.50
           Third Quarter                                         258.0p        132.0p      $39.00     $19.50
           Fourth Quarter                                        142.5p       103.25p      $20.88     $14.00
---------- --------------------------------------------- --------------- ------------- ----------- ----------
2001       First Quarter                                         161.0p       100.75p      $23.50     $14.75
           Second Quarter                                        139.0p         83.5p      $20.40     $11.65
           Third Quarter                                         93.25p         23.0p      $13.14      $3.50
           Fourth Quarter                                         81.5p         28.0p      $11.03      $3.85
---------- --------------------------------------------- --------------- ------------- ----------- ----------

1 The prices set out for the Company's shares are derived from the London Stock Exchange Daily Official List.
2 The prices set out for the ADS are provided by the Nasdaq Stock Markets National Market.

REGISTRAR AND DEPOSITARY
Enquiries concerning holdings of the Company's shares should be addressed to the Registrars, who are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Tel: 01903 502541.

Changes in a holder's address should also be notified in writing to the Registrars.

The Bank of New York is the Depositary for the Company's ADS programme and all enquiries regarding ADR holder accounts and payment of dividends should be directed to: The Bank of New York, ADR Department, 620 Avenue of the Americas, 6th Floor, New York NY 10011. Tel: 001 800 524 4458.

SHAREHOLDERS
As at 28 February 2002, the Company had three shareholders holding 82,507,747 convertible limited voting shares and 38,274 shareholders holding 2,873,226,315 ordinary shares of which 5,294 shareholders, holding 1,963,390,316 ordinary shares, held their shares in the CREST settlement system.

As at 28 February 2002, the Company had 15 ADR holders holding 2,715,200 ADS.

LOW COST DEALING SERVICE
We are pleased to be able to offer you a postal dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of any of these services please contact NatWest Stockbrokers Limited on 0870 600 2050.*


ENQUIRIES
For general investor information please contact:

Simon Dettmer
Director of Corporate Affairs
Telephone: 020 7299 5571
Fax: 020 7299 5495

For all other enquiries please contact:
Clive Burns
Company Secretary
Telephone: 020 7299 5537
Fax: 020 7299 5494

Postal enquiries please write to:
The Company Secretary
Telewest Communications plc
Genesis Business Park, Albert Drive,
Woking, Surrey GU21 5RW




*Insofar as this constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21 (2)(b) of the Financial Services and Markets Act 2000 only.

NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

Advisors

Financial Advisors
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Brokers
Dresdner Kleinwort Wasserstein
Kleinwort Benson Securities Limited
PO Box 560
20 Fenchurch Street
London EC3P 3DB

Merrill Lynch
20 Farringdon Road
PO Box 293
London EC1M 3NH

Auditors
KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Legal Advisors
(as to English law)
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

(as to US law)
Weil, Gotshal & Manges
One South Place
London EC2M 2WG

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Inside back cover

Designed and produced by CGI BrandSense.
Printed by Pillans & Wilson Greenaway working to the ISO14001 International Environmental Standard. The paper is supplied from a mill also accredited with ISO14001 and the paper used is from fully sustainable forests and was produced without the use of any chlorine compounds.

Outside back cover

Goodbye for now. See you soon at www.telewest.co.uk